TIMMINS GOLD CORP.

NI 43-101 F1 TECHNICAL REPORT
UPDATED RESOURCES AND RESERVES
AND MINE PLAN FOR THE
SAN FRANCISCO GOLD PROJECT
SONORA, MEXICO

Report Date: February 29, 2016
Effective Date: December 31, 2015

Prepared by:

William J. Lewis, B.Sc., P.Geo.
Ing. Alan J. San Martin, MAusIMM(CP)
Mani Verma, P.Eng.
Richard M. Gowans, B.Sc. P.Eng.

SUITE 900 - 390 BAY STREET, TORONTO ONTARIO, CANADA M5H 2Y2
Telephone (1) (416) 362-5135 Fax (1) (416) 362 5763

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		6.1.3	Timmins Exploration Programs Since 2005	38
	6.2		RESOURCE ESTIMATES, HISTORICAL AND RECENT	43
	6.3		PRODUCTION FROM THE SAN FRANCISCO PROJECT	44
		6.3.1	Historical Production	44
		6.3.2	Timmins Production	45

7.0	GEOLOGICAL SETTING AND MINERALIZATION			53
	7.1	REGIONAL GEOLOGY		53
	7.2	PROPERTY GEOLOGY		55
		7.2.1	Geology of the La Chicharra Pit	57
	7.3	MINERALIZATION		58
	7.4	OTHER PROJECTS WITHIN THE SAN FRANCISCO PROPERTY		60
		7.4.1	El Durazno Project	60
		7.4.2	Vetatierra Project	62

8.0	DEPOSIT TYPES			63

9.0	EXPLORATION			64
	9.1	2013 TO 2015 EXPLORATION PROGRAMS (SAN FRANCISCO AND LA CHICHARRA DEPOSITS)		64
	9.2	EL DURAZNO, VETATIERRA, 1 B AREA AND LA PIMA PROJECTS		65
		9.2.1	El Durazno Project	65
		9.2.2	Vetatierra Project	65
		9.2.3	1B Area Project	65
		9.2.4	La Pima Project	66
	9.3	MICON COMMENTS		67

10.0	DRILLING			69
	10.1	DRILL TYPES AT THE SAN FRANCISCO PROJECT		69
		10.1.1	Percussion Rotary Air Blast (RAB) Drilling	69
		10.1.2	Reverse Circulation (RC) Drilling	69
		10.1.3	Diamond Core Drilling	70
	10.2		EXPLORATION DRILLING 2014 TO 2015 AT THE SAN FRANCISCO MINE	71
		10.2.1	2014 In-fill RC Drilling on Phase 3 from Bench 530	73
		10.2.2	2014 In-fill RC Drilling on Phase 4 from Bench 650	75
		10.2.3	Exploration and In-fill Drilling along the South Wall of the San Francisco Pit, Phase 5	78
		10.2.4	2015, In-fill RC Drilling Below Phase 4 of the San Francisco Pit.	85
	10.3	EXPLORATION DRILLING 2014 TO 2015 ON THE SAN FRANCISCO PROPERTY		86
		10.3.1	RAB Drilling North of the San Francisco Mine.	87
		10.3.2	La Mexicana – Vetatierra RAB Drilling	90
		10.3.3	1B Area RC and Core Drilling in 2014	90
		10.3.4	Vetatierra Area	98

11.0	SAMPLE PREPARATION, ANALYSES AND SECURITY			105
	11.1	REVERSE CIRCULATION DRILLING		105
	11.2	CORE DRILLING		107
	11.3	SAMPLE COLLECTION AND TRANSPORTATION		108
		11.3.1	Reverse Circulation Drilling	108
		11.3.2	RAB Drilling	109
		11.3.3	Core Drilling	110
		11.3.4	General Quality Control/Quality Assurance (QA/QC) Procedures	110
		11.3.5	Preparation Laboratories	114
	11.4	RESULTS OF THE QA/QC PROGRAM		121
		11.4.1	Screen Metallic Sampling	121
	11.5	MICON COMMENTS		124

12.0	DATA VERIFICATION			125
	12.1	JULY, 2013 DISCUSSIONS AND AUGUST, 2013 SITE VISIT		125
	12.2	2016 OPERATIONAL REVIEW		125
	12.3	2016 DATABASE AND RESOURCE REVIEW		126
		12.3.1	Database Verification	126
		12.3.2	Resource Audit	126
		12.3.3	Conclusion of the Database Verification and Resource Audit	127

13.0	MINERAL PROCESSING AND METALLURGICAL TESTING			128
	13.1	TESTWORK CONDUCTED BY METCON, 2012		128
		13.1.1	Discussion of the 2012 Test Results	128
		13.1.2	Quality Assurance/Quality Control	130
	13.2	RECENT TESTWORK CONDUCTED IN-HOUSE, 2015		130

14.0	MINERAL RESOURCE ESTIMATES			132
	14.1	CIM MINERAL RESOURCE DEFINITIONS AND CLASSIFICATIONS		132
	14.2	DECEMBER 31, 2015 MINERAL RESOURCE ESTIMATE		134
	14.3	MINERAL RESOURCE ESTIMATION PROCEDURES		135
		14.3.1	Database	135
		14.3.2	Compositing	137
		14.3.3	Block Model	137
		14.3.4	Mineralized Outlines	137
		14.3.5	Block Model Rock Domains	138
		14.3.6	Specific Gravity	138
		14.3.7	Grade Interpolation	138
		14.3.8	Mineral Resource Classification	139
		14.3.9	Block Model Validation	139
		14.3.10	Resource Pit Optimization and Economic Parameters	140

15.0	MINERAL RESERVE ESTIMATES			142
	15.1	CIM MINERAL RESERVE DEFINITIONS AND CLASSIFICATIONS		142
	15.2	MINERAL RESERVE ANALYSIS		143

		15.2.1	Reserve Pit Optimization and Economic Analysis	143
	15.3	MINING RECOVERY AND DILUTION		143
	15.4	MINERAL RESERVE STATEMENT		144
	15.5	RECONCILIATION		145
		15.5.1	Review	145

16.0	MINING METHODS			147
	16.1	PRODUCTION TO DATE		147
	16.2	OPEN PIT MINE DESIGN		147
		16.2.1	Geotechnical Studies and Slope Design Criteria	147
		16.2.2	Hydrological Considerations	151
		16.2.3	Phased Pit Designs	152
		16.2.4	Waste Rock Management	153
		16.2.5	Mine Operations	153

17.0	RECOVERY METHODS			156
	17.1	PROCESSING DESCRIPTION		156
		17.1.1	Crushing and Conveying	156
		17.1.2	Leaching	156
		17.1.3	Adsorption/Desorption/Recovery (ADR) Plants	158
		17.1.4	Process Plant Layout	158
		17.1.5	Manpower	163
		17.1.6	Consumables and Maintenance	163

18.0	PROJECT INFRASTRUCTURE			164
	18.1	ADMINISTRATION, ENGINEERING AND EXISTING INFRASTRUCTURE		164
		18.1.1	Manpower Organization	164
		18.1.2	Offices, Workshops and Stores	165
		18.1.3	Electrical Power Supply	168
		18.1.4	Water Supply	168

19.0	MARKET STUDIES AND CONTRACTS			170
	19.1	MARKET AND MARKET STUDIES		170
	19.2	MINING CONTRACTS		171
		19.2.1	Contractor Requirements	171
		19.2.2	Owner Mining Requirements	172
	19.3	REFINING AND SALES CONTRACTS		172
		19.3.1	Refining Agreement	172
		19.3.2	Master Purchase Contract and Bill of Sale and Trading Agreement	173
		19.3.3	Blasting Services	173
		19.3.4	Portable Crushing Services	173

20.0	ENVIRONMENTAL STUDIES, PERMITTING AND SOCIAL OR COMMUNITY IMPACT			175
	20.1	ENVIRONMENTAL CONSIDERATIONS		175

	20.2	COMMUNITY AND SOCIAL CONSIDERATIONS	176

21.0	CAPITAL AND OPERATING COSTS		179
	21.1	CAPITAL EXPENDITURES	179
	21.2	CASH COSTS	179

22.0	ECONOMIC ANALYSIS		180
	22.1	TIMMINS 2016 ECONOMIC GUIDANCE	180
	22.2	POTENTIAL UNDERGROUND SCENARIO	180

23.0	ADJACENT PROPERTIES		182

24.0	OTHER RELEVANT DATA AND INFORMATION		183

25.0	INTERPRETATION AND CONCLUSIONS		184
	25.1	MINERAL RESOURCE ESTIMATE	184
	25.2	MINERAL RESERVES	187
	25.3	CONCLUSIONS	188

26.0	RECOMMENDATIONS		189
	26.1	FURTHER EXPLORATION EXPENDITURES AND BUDGET	189
	26.2	FURTHER RECOMMENDATIONS	189

27.0	DATE AND SIGNATURE PAGE		191

28.0	REFERENCES		192
	28.1	TECHNICAL REPORTS, PAPERS AND OTHER SOURCES	192
	28.2	INTERNET SOURCES	197

29.0	CERTIFICATES OF AUTHORS		198

List of Appendices

APPENDIX 1	Glossary of Terms	At end of Report

APPENDIX 2	Official Tax as Published in the “Diario Oficial de la Federacion (DOF) as of January 28, 2016	At end of Report

List of Tables

Table 10.7	Summary of the Most Significant RAB Drill Intersections along Section 3500W	89
Table 10.8	Summary of the Most Significant RAB Drill Intersections along Section 4100W	89
Table 10.9	Summary of the Significant RAB Drill Intersections along Section 3500W	89
Table 10.10	Summary of the Significant RAB Drilling Results for the Area Between the La Mexicana and La Vetatierra Projects	90
Table 10.11	Summary of Significant 2014 RC Drilling Intersections in the 1B Area	91
Table 10.12	Summary of the Significant Assay Results for the Three Core Holes Drilled in the 1B Area	95
Table 10.13	Summary of the Significant 2014 Core Intersections at the Vetatierra Program	99
Table 10.14	Summary of the Significant 2014 RC Intersections at the Vetatierra Program	102
Table 11.1	Standard Reference Material Samples used During the Drilling Program	113
Table 11.2	ALS Method Code and Description for Timmins Sample Preparation	119
Table 11.3	ALS Method Code and Description for Timmins Sample Preparation	119
Table 11.4	Summary of the Au-AA23 and Au-AA24 Fire Assay Fusion, AAS Finish Assay Details	120
Table 11.5	Summary of the ALS Ag-GRA21, Ag-GRA22, Au-GRA21 and Au GRA22 Precious Metals Gravimetric Analysis Methods	121
Table 11.6	Summary and Graph Showing the Assays Results for the Five Samples	122
Table 11.7	Summary and Graph Showing the Gold Variation in the Five Pairs of Samples Rejects Vs Field Duplicates	123
Table 11.8	Summary and Graph Showing the Gold Variation in the Samples Screen Metallics Vs Fire Assays	123
Table 12.1	Summary of the Data within the Geological Domains of San Francisco and La Chicharra Mines	127
Table 13.1	Summary of Column Leach Test Results, Crush Size P80 9.5 mm, 127 Days Leach Time	129
Table 13.2	Summary of Column Leach Test Results, Crush Size P80 6.3 mm, 127 Days Leach Time	129
Table 13.3	Correlation Coefficient, Daily Pregnant Solution vs. Duplicates	130

Table 13.4	Summary of the 2015 In-House Metallurgical Testwork	130
Table 14.1	Mineral Resource Estimate for the San Francisco and La Chicharra Deposits as of December 31, 2015 (Inclusive of Mineral Reserves) (Gold Price of USD 1,200)	134
Table 14.2	Applied Grade Capping on 3 m Composites for the San Francisco Resource Model	135
Table 14.3	3-D Block Model Limits and Dimensions	137
Table 14.4	Rock Domain Code and Specific Gravity	138
Table 14.5	Applied Search Parameters for Ordinary Kriging Grade Interpolation	139
Table 14.6	Pit Optimization Parameters for the 2015 Resource Estimate for the San Francisco and La Chicharra deposits	140
Table 14.7	Mineral Resource Estimate for the San Francisco Project (Inclusive of Mineral Reserves)	141
Table 15.1	Mineral Reserves within the San Francisco and La Chicharra Pit Design (December 31, 2015) after Mining Recovery and Dilution	144
Table 16.1	San Francisco Project, Timmins Annual Production from April, 2010 to the End of December, 2015 by Quarter)	148
Table 16.2	San Francisco Project, Timmins Annual Ore Stockpiled from April, 2010 to the End of December, 2015 by Quarter)	149
Table 16.3	Contractor’s Mining Equipment	155
Table 17.1	Summary of the Leach Pad Phases Based Upon the Permits Acquired for the San Francisco Mine	157
Table 17.2	Manpower at the San Francisco Mine Process Plant and Associated Facilities	163
Table 17.3	San Francisco Process Reagents (Consumables)	163
Table 18.1	Total Manpower for the San Francisco Mine	165
Table 18.2	Summary of the Installed Transformer Capacity	168
Table 19.1	Average Annual High and Low London PM Fix for Gold and Silver from 2002 to January, 2016	170
Table 19.2	Contract Mining Rates	171
Table 21.1	Estimated Capital Expenditures as per the Production Schedule (2016 to 2017)	179
Table 22.1	Underground Mineral Resources as of December 31, 2015	181
Table 25.1	Pit Optimization Parameters for the 2015 Resource Estimate for the San Francisco and La Chicharra Deposits	185

Table 25.2	Mineral Resource Estimate for the San Francisco Project (Inclusive of Mineral Reserves)	186
Table 25.3	Mineral Reserves within the San Francisco and La Chicharra Pit Design (December 31, 2015) after Mining Recovery and Dilution	188

List of Figures

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Figure 9.3	Longitudinal Section Across the La Pima Mine Exploration Target Showing the Artisanal Workings in the Mineralized Zone	68
Figure 10.1	RC Drilling in the San Francisco Pit in July, 2011	70
Figure 10.2	Diamond Drill Rig Set-Up on a Drill Hole Southeast of the San Francisco Pit	71
Figure 10.3	Plan View of the Various 2014 In-fill Drilling Programs within the San Francisco Pit	72
Figure 10.4	Location Plan of the 2014 Condemnation Drilling Program	73
Figure 10.5	Plan View of the November, 2014 Core Drilling Program on the Southwall of the San Francisco Pit	83
Figure 10.6	Plan View of the RAB Drilling along Section Lines 3500W, 4100W and 4700W	88
Figure 10.7	Plan View of the RAB, RC and Core Drilling Conducted in the 1B Area	97
Figure 10.8	Plan View of Geology and the 2014 RC and Core Drilling at the Vetatierra Project	104
Figure 11.1	Specimen Trays for Drill Hole TF-1566	106
Figure 11.2	Reverse Circulation Sample Collection	108
Figure 11.3	Fragment of Basalt used for Blank Sample	112
Figure 11.4	Blank Sample Bag ready to be Inserted into the Sample Sequence	112
Figure 11.5	Oven for Drying Samples in the Preparation Facilities	116
Figure 11.6	Combo Boyd/RSD Boyd Crusher with Single Split	116
Figure 11.7	Drill Hole VT14-005 Showing a Location with Visible Gold in the Core	122
Figure 14.1	Plan View of the Drill Hole Collars at the San Francisco Deposit	136
Figure 14.2	3-D Profile of the Current Topography and the Drill Holes at the San Francisco Mine (Looking North)	136
Figure 14.3	3-D View of the Current Topography and Interpreted Mineralized Constraints at the San Francisco and La Chicharra Deposits	137
Figure 16.1	Piezometer (PFP-01A) Installed to Monitor Water Flow Surrounding the Pit	152
Figure 16.2	San Francisco and La Chicharra Final Pit Designs, Dumps and Low Grade Stockpile Layout	154
Figure 16.3	A View of the Portal Access to the Underground Workings Beneath the Southern Wall of the San Francisco Pit	155
Figure 17.1	Heap Leach Pads as Viewed from the La Chicharra Pit	157

Figure 17.2	Fine Crushing Circuit Flowsheet	159
Figure 17.3	New Crushing Circuit Diagram	160
Figure 17.4	Plan View of the Crushing Facilities[1]	161
Figure 17.5	View of the Crushing Facilities and Heap Leach Pads as Seen from the Lookout at the San Francisco Pit	161
Figure 17.6	Heap Leach Circuit Showing the Solution Balance	162
Figure 17.7	Overall Gold Recovery Circuit (ADR) Flowsheet	162
Figure 18.1	2016 General Site Layout	164
Figure 18.2	Exploration Sample Storage and Preparation Facility	166
Figure 18.3	Core Stored in the Exploration Sample Storage and Preparation Facility	167
Figure 18.4	Pulp Samples Stored in the Exploration Sample Storage and Preparation Facility	167
Figure 18.5	Fresh Water Distribution Network at the San Francisco Mine	169

1.0     SUMMARY

1.1	GENERAL

Timmins Gold Corp. (TSX:TMM) (TMM) has retained Micon International Limited (Micon) to conduct an audit of its resource and reserve estimates and prepare an update of its 2013 Technical Report on the San Francisco Gold Project (San Francisco Project or the Project) in the state of Sonora, Mexico. The purpose of this Technical Report is to support disclosure of the results of Micon’s resource and reserve audit and the updated mining plan, compliant with Canadian National Instrument (NI) 43-101.

Micon’s most recent Technical Report for TMM was entitled “NI 43-101 F1 Technical Report, Updated Resources and Reserves and Mine Plan for the San Francisco Gold Mine, Sonora, Mexico”, dated December 6, 2013. That Technical Report was filed by TMM on the System for Electronic Document Analysis and Retrieval (SEDAR) which is an electronic filing system developed for the Canadian Securities Administrators (CSA). Prior to this current Technical Report, Micon has written seven prior reports on the San Francisco Project for TMM since 2005.

Micon does not have nor has it previously had any material interest in TMM or related entities. The relationship with TMM is solely a professional association between the client and the independent consultant. This report is prepared in return for fees based upon agreed commercial rates and the payment of these fees is in no way contingent on the results of this report.

This report includes technical information which requires subsequent calculations or estimates to derive sub-totals, totals and weighted averages. Such calculations or estimations inherently involve a degree of rounding and consequently introduce a margin of error. Where these occur, Micon does not consider them to be material.

This report is intended to be used by TMM subject to the terms and conditions of its agreement with Micon. That agreement permits TMM to file this report as a Technical Report with the CSA pursuant to provincial securities legislation or with the SEC in the United States. Except for the purposes legislated under provincial securities laws, any other use of this report, by any third party, is at that party’s sole risk.

The conclusions and recommendations in this report reflect the authors’ best independent judgment in light of the information available to them at the time of writing. The authors and Micon reserve the right, but will not be obliged, to revise this report and conclusions if additional information becomes known to them subsequent to the date of this report. Use of this report acknowledges acceptance of the foregoing conditions.

The requirements of electronic document filing on SEDAR necessitate the submission of this report as an unlocked, editable pdf (portable document format) file. Micon accepts no responsibility for any changes made to the file after it leaves its control.

1.2	PROPERTY DESCRIPTION AND LOCATION

The San Francisco property is situated in the north central portion of the state of Sonora, Mexico, approximately 150 kilometres (km) north of the state capital, Hermosillo. In this report, the term San Francisco Project refers to the area within the exploitation or mining concessions controlled by TMM, while the term San Francisco property (the property) refers to the entire land package (mineral exploitation and exploration concessions) under TMM’s control.

The Project is comprised of two previously mined open pits (San Francisco and La Chicharra), together with heap leach processing facilities and associated infrastructure located close to the San Francisco pit.

TMM advises that it holds the San Francisco Project, which consists of 13 mining concessions, through its wholly-owned Mexican subsidiary Timmins Goldcorp Mexico, S.A. de C.V. (Timmins). All concessions are contiguous and each varies in size for a total property area of 33,667.72 hectares (ha). In late 2005, the original Timmins II concession was subdivided into two concessions (Timmins II Fraccion Sur and Pima), as part of separate exploration strategies for the original Timmins II concession. All concessions are subject to a bi-annual fee and the filing of reports in May of each year covering the work accomplished on the property between January and December of the preceding year. The tax rates are estimated in US dollars based on the rates published in the “Diario Oficial de la Federacion (DOF)” as of January 28, 2016.

Timmins reduced the size of the primary mineral concessions in 2015 by eliminating those areas deemed have very little exploration potential, while maintaining the integrity of the overall concessions. The reduction in the size of the concessions has also resulted in a reduction in the bi-annual fees for the Project.

Timmins advises that it acquired the first seven concessions covering the San Francisco mine through its purchase of Molimentales del Noroeste de S.A. de C.V. (Molimentales) in April, 2007.

In 2006, Timmins signed a temporary occupancy agreement with an agrarian community (Ejido) in Mexico called Los Chinos, whereby Timmins was granted access privileges to 674 ha, the use of the Ejido’s roads, as well as being able to perform all exploration work on the area covered by the agreement. The agreement is for a period of 10 years with an option to extend the access beyond the 10-year period.

During August and September, 2009, Molimentales acquired the 800 ha of surface land on which the San Francisco mine is located, by means of five purchase agreements covering all of the Ejido Jesus Garcia Heroe de Nacozari’s five former parcels that together form the 800 ha.

Other parties control two mineral concessions which are contained within the area of the mineral concessions owned by Timmins but neither of these concessions impacts the main area of the San Francisco Project.

On February 23, 2011, TMM announced that it had staked an additional 95,000 ha of claims along the highly prospective Sonora-Mojave Megashear structural province in northern Sonora. TMM continued to stake additional concessions since February, 2011 and the total additional regional mineral concessions amounted to approximately 152,279.6 ha in 2013.

In 2015, Timmins reduced the size of its regional mineral concessions as a result of its elimination of its regional exploration program due to the drop in metal prices since 2013. It has retained approximately 19,713 ha, which it believes contain the most prospective geology and mineralized targets upon which to base further exploration once metal prices have recovered.

On July 6, 2011, Molimentales acquired (through a straight purchase) a 10-ha mineral concession called La Mexicana. This purchase agreement is in the process of being filed with the Mexican Federal Mining Registrar. Prior to this purchase, the La Mexicana mineral concession was the last area in the metamorphic package that did not belong to Timmins.

Molimentales has completed the process (before the Mexican Federal Agrarian Secretariat) of converting the 674 hectares contracted from the Los Chinos Ejido into private property, and formalizing the purchase of the 674 ha, before a notary public, according to the Sonora State Civil Code. The 674 ha was purchased by Molimentales, in 2011, and the final public instrument documenting the purchase was issued on February 9, 2015.

Since completing the purchase of the 674 ha from the Los Chinos Ejido, Molimentales has not undertaken any further land purchases and believes no further purchases are necessary at this time.

The Mexican mining laws were changed in 2005 and, as a result, all mineral concessions granted by the Dirección General de Minas (DGM) became mining concessions and there are no longer separate specifications for a mineral exploration or exploitation concession. A second change to the mining laws was that all mining concessions are granted for 50 years, provided that the concessions remain in good standing. As part of this change, all former exploration concessions which were previously granted for 6 years became eligible for the 50-year term.

For any concession to remain valid, the bi-annual fees must be paid and a report has to be filed during the month of May of each year which covers the work conducted during the preceding year. Concessions are extendable provided that the application is made within the five-year period prior to the expiry of the concession and the bi-annual fee and work requirements are in good standing. The bi-annual fee payable to the Mexican government for Timmins to hold the group of contiguous mining concessions for the San Francisco operations is USD 536,179. The bi-annual fee for Timmins to hold the group of contiguous mining concessions which comprise the regional mineral property is USD 128,648.

1.3	ACCESSIBILITY, CLIMATE, PHYSIOGRAPHY, LOCAL RESOURCES AND INFRASTRUCTURE

The Project is located in the Arizona-Sonora desert in the northern portion of the Mexican state of Sonora, 2 km west of the town of Estación Llano (Estación), approximately 150 km north of Hermosillo and 120 km south of the United States/Mexico border city of Nogales along Highway 15 (Pan American highway). The closest accommodations are in Santa Ana, a small city located 21 km to the north on Highway 15.

The climate at the Project site ranges from semi-arid to arid. The average ambient temperature is 21°C, with minimum and maximum temperatures of -5ºC and 50ºC, respectively. The average annual rainfall for the area is 330 mm with an upper extreme of 880 mm. The desert vegetation surrounding the San Francisco mine is composed of low lying scrub, thickets and various types of cacti, with the vegetation type classified as Sarrocaulus Thicket.

Physiographically, the San Francisco property is situated within the southern Basin and Range Province, characterized by elongate, northwest-trending ranges separated by wide alluvial valleys. The San Francisco mine is located in a relatively flat area of the desert with the topography ranging between 700 and 750 m above sea level.

1.4	HISTORY

After conducting exploration on the Project between 1983 and 1992, Compania Fresnillo S.A. de C.V. (Fresnillo) sold the property in 1992 to Geomaque Explorations Ltd. (Geomaque). After conducting further exploration, Geomaque decided to bring the Project into production in 1995. Due to economic conditions, mining ceased and the operation entered into the leach-only mode in November, 2000. In May, 2002, the last gold pour was conducted; the plant was mothballed, and clean-up activities at the mine site began.

In 2003, Geomaque sought and received shareholder approval to amalgamate the corporation under a new Canadian company, Defiance Mining Corporation (Defiance). On November 24, 2003, Defiance sold its Mexican subsidiaries (Geomaque de Mexico and Mina San Francisco), which held the San Francisco gold mine, to the Astiazaran family of Sonora and their private company.

Since June, 2006, the Astiazaran family and their company Desarrollos Prodesa S.A. de C.V. have been extracting sand and gravel intermittently from both the waste dumps and the leach pads for use in highway construction as well as other construction projects.

Timmins acquired an option to earn an interest in the property in early 2005, whereupon Timmins conducted a review of the available data and started a reverse circulation drilling program in August and September, 2005. This was followed by a second drilling program comprised of both reverse circulation and diamond drilling in 2006, based on the results of the 2005 drilling program.

From 2007 to 2009, concurrent with the feasibility study, which focused on re-starting the mining operations, TMM conducted exploration comprised of mainly in-fill and confirmation drilling in and around of the San Francisco and La Chicharra pits. The drilling results as of the end of 2009 indicated that the mineralization extended both along strike and down dip of the deposit, a situation which led to the decision to accelerate the drilling in the first 6 months of 2010. The results from the 2010 drilling, when combined with the previous results, led to Timmins updating the resource and reserve estimations, as well as its mine plan.

Between July, 2010 and June, 2011, Timmins conducted an intensive exploration drilling program which included deeper drilling to explore the mineralization at depth, both in and around the La Chicharra and San Francisco pits. The results of this drilling indicated that the mineralization is located in parallel mineralized bodies both along strike and at depth. Timmins believes that the conclusion that the mineralization is located in parallel bodies may lead to further increases in the mineral resources.

From July, 2011 to June, 2013, 1,464 reverse circulation (RC) and core holes were drilled for a total of 327,853 metres (m). Most of the drilling was undertaken in and around the San Francisco pit and the La Chicharra pit. The RC drilling included 13,219 m in 62 holes of condemnation drilling and 3,842 m in 20 holes for water monitoring. A further 8 RC holes totalling 107 m were drilled on the low grade stockpile for grade control.

The drilling conducted within and around the San Francisco and La Chicharra pits comprised more than 92.8% of the drilling undertaken between July, 2011 and June, 2013. Both the RC and core drilling in these areas has identified the extent of the mineralization along strike, as well as the extent down-dip, which remains open. The drilling surrounding the San Francisco and La Chicharra pits has been completed, except for defining the extent of the mineralization to the southeast of the San Francisco pit which remains open along strike and at depth. In 2013, Timmins had completed its planned exploration drilling programs. Additional in-fill drilling is necessary to confirm the extension in the up-dip direction from the newly discovered mineral zones identified at the northern extremity of the pit but it was still undecided if these areas were going to be exploited due to the lower gold price.

1.5	GEOLOGICAL SETTING AND MINERALIZATION

The San Francisco Project is a gold occurrence with trace to small amounts of other metallic minerals. The gold occurs in granitic gneiss and the deposit contains principally free gold and occasionally electrum. The mineralogy, the possibility of associated tourmaline, the style of mineralization and fluid inclusion studies suggest that the San Francisco deposits may be of mesothermal origin.

The San Francisco deposits are roughly tabular with multiple phases of gold mineralization. The deposits strike 60° to 65° west, dip to the northeast, range in thickness from 4 to 50 m, extend over 1,500 m along strike and are open ended. Another deposit, the La Chicharra zone, was mined by Geomaque, as a separate pit.

1.6	EXPLORATION PROGRAMS

1.6.1	2013 to 2015 Exploration Programs

Since 2013, Timmins has reduced its exploration significantly as a result of the recent low price of gold. As a result, Timmins has only conducted a small number of exploration drilling programs comprised of in-fill drilling in the San Francisco pit to cover gaps in drilling on the lower benches, exploration drilling to outline preliminary underground resources beneath the southwall of the pit and exploration drilling to the north of the San Francisco pit to potentially identify a secondary deposit which would supply feed to the heap leach pad and processing facilities at the San Francisco mine. The in-fill drilling in the San Francisco pit on the lower benches was successful in allowing a better understanding of the mineralization being extracted in these areas. The drilling in the southwall, along with preliminary underground mining, has helped to identify the extent and mining potential for this areas but further drilling will be necessary to fully identify the extent of the mineralized lenses in this area. The exploration drilling to the north produced mixed results with areas of good mineralization identified but the extent of the mineralization is still not fully understood and these areas will need further work to identify if they are amenable to open pit mining methods.

1.6.2	Future Exploration Programs

At this time, Timmins is not planning any further exploration programs on the San Francisco property due to the low gold price and its decision to place the mine on care and maintenance as of the end of 2016. However, should the price of gold rise, Timmins can revisit both decisions at that time.

While Timmins is not planning any further exploration, Micon did review the work that Timmins conducted to the North of the San Francisco pit, as well as the work conducted on the southwall of the pit during its February, 2016 site visit, and considers that further exploration is warranted in these areas. As always, any proposal for further exploration and budget for the work will be subject to either funding or other matters which may cause a proposed program to be altered in the normal course of its business activities, or alterations which may affect the program as a result of the exploration activities themselves.

1.7	MINERAL RESOURCE AND RESERVE ESTIMATES

1.7.1	Mineral Resource Estimate

The block resource model is based on 5 m by 5 m by 6 m high blocks. The coordinate limits of the previous model were retained for this current work. The topography was updated to reflect the mined surface as of January 1, 2016. The undisturbed pre-mining topographic surfaces are also available in the model.

Since the 2011 update, Timmins has continued to conduct a manual interpretation of the mineralized zones, based on all of the drilling intersections now available in its database. This approach allows for more precise geological modelling and mineralization interpretation, which is enabling Timmins to plan better drilling programs to explore the extent of the mineralization and also to prepare better engineering designs regarding the ore and waste split in the pit for planning purposes. Overall, the method is similar to the previous method, except that the grade envelopes and geological domains are directly interpreted by the geologists using the drilling information they have gathered.

The database of the San Francisco and La Chicharra deposits consists of 4,071 drill holes with 380,031 intervals, amounting to 592,435 m of drilling. A total of 126 of the drill holes lie beyond the model limits and have not been included in the study. The current database includes 13,345 m of drilling from 114 new holes drilled in 2014 and 2015.

Approximately 13% of the sampling intervals are greater than or equal to a 2 m length, about 84% of the intervals are between 1.5 and 2.0 m in length, and about 3% are less than 1.5 m in length. In the case of duplicate samples, the original sample was used in the database.

High grade outlier assays were capped at different gold grades, according to the domains, as with the previous 2013 estimate.

Once Micon had audited and accepted Timmins’s block model, Timmins proceeded to run a pit optimization program in order to estimate the resources. The gold price used for estimating the resources at the San Francisco Project was USD 1,250 per ounce.

The parameters used in the pit optimization for the estimation of the resources are summarized in Table 1.1. They are a combination of the parameters determined by Micon and Timmins, taking into account the actual costs obtained from the operation.

Pit bench heights were set at 6 m (the block height used in the model) and slope angles were based on inter-ramp angles recommended by Golder Associates in its December, 1996, report, adjusted to allow for haul roads of 25 m width.

The pit shell adopted for reporting resources was estimated at a gold price of USD 1,200/troy ounce, using the economic parameters summarized in Table 1.1, the drilling database as of November, 2015 and the topographic surface as of January 1, 2016. The mineral resource, as estimated by Timmins and audited by Micon, is presented in Table 1.2. This resource estimate includes the mineral reserve described subsequently, and has an effective date of December 31, 2015.

Table 1.1
Pit Optimization Parameters for the 2015 Resource Estimate for the San Francisco and La Chicharra Deposits

Area	Costs
San Francisco Mine	Description	Units	Amount
	Waste mining cost	USD/t	2.00
	Ore mining cost	USD/t	2.00
	Process cost	USD/t	3.86
	G & A cost	USD/t	1.04
	Gold price	USD/oz	1,200
	Rock Densities and Recoveries
	Name/code	Density	Recovery %
	Diorite (2)	2.72	62.50
	Gneiss felsic (4)	2.75	62.50
	Granite (5)	2.76	62.50
	Schist (6)	2.75	62.50
	Lamprophrite dike (8)	2.76	62.50
	Pegmatite (10)	2.85	62.50
	Gabbro (11)	2.81	62.50
	Conglomerate (12)	2.00	62.50
	General Recovery		62.50
La Chicharra Mine		Costs
	Waste mining cost	USD/t	1.58
	Ore mining cost	USD/t	1.58
	Process cost	USD/t	3.86
	G & A cost	USD/t	1.04
	Gold price	USD/oz	1,200
	Rock Densities and Recoveries
	Name/code	Density	Recovery %
	All Rock (100-500)	2.90	65.00
	General Recovery		65.00

Table provided by Timmins Goldcorp Mexico, S.A. de C.V.

For the underground resource estimate a preliminary cut-off grade of 1.5 g/t gold was used. The mineralization can potentially be accessed from the pit walls via adits rather than developing significant underground ramps which will assist in keeping mining costs down and various different scenarios exist for the processing of the mineralization. Further drilling will be necessary to fully define the underground potential at San Francisco.

Micon recommends that Timmins use the December 31, 2015 mineral resource estimate contained in Table 1.2 as the stated mineral resource estimate for the San Francisco Project (San Francisco and La Chicharra deposits), as this estimate recognizes the use of 0.203 g/t and 0.195 g/t gold as the open pit cut-off grades and 1.50 g/t gold as the underground cut-off grade, as the grades at which the mineralization would meet the parameters for potential economic extraction, as defined by the CIM standards and definitions for resources.

Table 1.2
Mineral Resource Estimate for the San Francisco Project (Inclusive of Mineral Reserves) (USD 1,200/oz Gold Price)

Area	Cut-off (Au g/t)	Category	Tonnage (x1,000)	Avg. Grade (Au g/t)	Gold Ounces
San Francisco Mine OP	0.203	Measured	15,932	0.62	319,000
		Indicated	5,916	0.62	119,000
		Total Measured & Indicated	21,848	0.62	438,000
		Inferred*	523	0.59	10,000
San Francisco Mine UG	1.50	Measured	-	-	-
		Indicated	476	3.48	53,000
		Total Measured & Indicated	476	3.48	53,000
		Inferred*	244	3.50	27,000
La Chicharra Deposit OP	0.195	Measured	9,768	0.51	161,000
		Indicated	2,521	0.50	40,000
		Total Measured & Indicated	12,289	0.51	202,000
		Inferred*	182	0.55	3,000
Total Resources		Measured	25,700	0.58	480,000
		Indicated	8,913	0.74	212,000
		Total Measured & Indicated	34,613	0.62	693,000
		Total Inferred*	949	1.33	41,000

*Inferred resources in this table do not include material outside of the pits limit.

Micon believes that no environmental, permitting, legal, title, taxation, socio-economic, marketing or political issues exist which would adversely affect the mineral resources estimated above, at this time. However, mineral resources that are not mineral reserves do not have demonstrated economic viability. The mineral resource figures in Table1.2 have been rounded to reflect that they are estimates.

The mineral resource estimate has been reviewed and audited by Micon. It is Micon’s opinion that the December 31, 2015 mineral resource estimate has been prepared in accordance with the CIM standards and definitions for mineral resource estimates and that Timmins can use this estimate as a basis for further exploration and economic evaluation of the San Francisco Project.

1.7.2	Mineral Reserve Estimate

Once Micon had audited and accepted Timmins resource estimate, Timmins proceeded to run a pit optimization program in order to estimate the reserves. The gold price used for estimating the reserves at the San Francisco Project was USD 1,100 per ounce.

Mining recovery for the San Francisco and La Chicharra deposits has been estimated at 99%. Micon agrees with the mining recovery as it is based on actual experience at the mine.

The dilution for the San Francisco deposit is defined according to the type of mineralization and the size of the modelled blocks. The deposit varies in size and shape of the mineralization from one bench to another. The potential dilution varies with the amount of waste in contact with economic material; larger mineralized zones carry a lower percentage of dilution than smaller zones.

Timmins believes that its method for estimating dilution achieves a close approximation of what can be expected during operations. The method consists of identifying the blocks that are partially mineralized, with a maximum 40% of material below the economic cut-off grade, and adding that waste percent (tonnes and grade) as mining dilution.

For the purposes of the mine plan at the La Chicharra deposit, Timmins has used the difference between two attributes within the block model to estimate the dilution for the purposes of the reserves. The two attributes of the block model that were used was AuT which is the tonnage and grade of the entire block and AuO, which represents only the tonnage and grade for the mineralized portion of the block. At this time it appears that 46% of the blocks within the La Chicharra model are totally mineralized whereas the remainder are only partially mineralized. Timmins has reviewed the difference between the estimation of the dilution for the December 31, 2015 reserves and the previous reserves for La Chicharra in 2013 and noted that the overall dilution in the 2015 estimate is similar to the 3% used in the 2013 estimation.

An overall average of 5.0% dilution was estimated for the San Francisco deposit.

The parameters used in the pit optimization for the estimation of reserves are the same as those used for the resource estimation.

Table 1.3
3 presents the total reserves estimated within the pit design outline, including mine recovery and dilution factors.

Table 1.3
Mineral Reserves within the San Francisco and La Chicharra Pit Design (December 31, 2015) after Mining Recovery and Dilution

PIT	Classification	Metric tonnes (x1,000)	Gold g/t	Contained Gold Ounces
San Francisco Pit	Proven	8,846	0.68	194,000
	Probable	2,704	0.68	59,000
	Total	11,550	0.68	253,000
La Chicharra Pit	Proven	6,530	0.54	114,000
	Probable	411	0.52	7,000
	Total	6,940	0.54	120,000
Total	Proven	15,375	0.62	308,000
	Probable	3,115	0.66	66,000
	Total	18,490	0.63	374,000

San Francisco Pit	Stockpile	7,374	0.26	62,000

The proven and probable reserves in Table 1.3 have been derived from the measured and indicated mineral resources summarized in Table 1.2 and account for mining recovery and dilution. The figures in Table1.3 have been rounded to reflect that they are an estimate.

The mineral reserve estimate has been reviewed and audited by Micon. It is Micon’s opinion that the December 31, 2015 mineral reserve estimate has been prepared in accordance with the CIM standards and definitions for mineral reserve estimates and that Timmins can use this estimate as a basis for further mine planning and operational optimization at the San Francisco Project (San Francisco and La Chicharra pits).

1.8	OPERATIONAL DATA

1.8.1	Production to Date

The San Francisco mine resumed commercial production in April, 2010. Table 1.4 summarizes production from April, 2010 to the end of December, 2015, by quarter. Ore of lower grade is being stockpiled for processing at the end of the mine life. Timmins reports that, at December 31, 2015, there was an accumulated stockpile of 8,117 Mt at an average grade of 0.260 g/t gold.

During July, 2011, Timmins tested the expansion of the crushing system to 15,000 t/d and announced that it is quickly reaching this target.

In December, 2012, a new additional 5,000 t/d crushing circuit was installed. The equipment initially installed was one jaw crusher, one secondary crusher, two tertiary crushers and two screens. In August, 2013, an expansion was made to this crushing circuit, installing an additional secondary crusher, along with a screen, for a further capacity of 2,000 t/d. Total capacity for the new crushing circuit is 7,000 t/d.

With the original plant equipment and additions mentioned, and some fine tuning currently being carried out, total crushing capacity will run at 22,000 t/d.

1.8.1	Mine Plans and Activities

Production from the La Chicharra deposit began in late 2015. The San Francisco and La Chicharra pits will be mined at the same time.

The La Chicharra pit, previously mined by Geomaque, is located 1,000 m west of the San Francisco pit.

All mining activities are being carried out by the contractor, Peal Mexico, S.A. de C.V., of Navojoa, Mexico. The contractor is obliged to supply and maintain the appropriate principal and auxiliary mining equipment and personnel required to produce the tonnage mandated by Timmins, in accordance with the mining plan.

Timmins provides contract supervision, geology, engineering and planning and survey services, using its own employees.

Table 1.4
San Francisco Project, Timmins Annual Production from April, 2010 to the End of December, 2015 by Quarter)

Year	Quarter	Mined Ore* (Dry Tonnes)	Average Grade (g/t Gold)	Processed Ore (Dry Tonnes)	Average Grade (g/t Gold)	Gold Ounces Placed on Leach Pad	Gold Ounces Recoverable	Silver Ounces Recoverable	Gold Ounces Sold	Waste Mined	Strip Ratio	Days in Quarter	Average Ore Mined (tonnes/day)	Average Ore Processed (tonnes/day)	Total Mined (tonnes/day)
2010	April - June	911,319	0.802	905,296	0.718	20,904	14,145	6,050	10,375	4,057,842	4.1	91	10,014	9,948	55,461
	July - September	1,085,845	0.873	1,090,768	0.817	28,667	19,375	8,398	15,685	3,630,021	3.27	92	11,803	11,856	51,524
	October - December	1,222,551	0.972	1,208,677	0.939	36,483	25,034	11,030	20,031	4,498,925	3.54	92	13,289	13,138	62,720
2011	January - March	1,229,043	0.870	1,207,339	0.895	34,743	24,088	10,501	17,020	4,701,677	2.89	90	13,656	13,415	70,289
	April - June	1,268,454	0.907	1,239,075	0.859	34,235	22,138	8,622	16,676	4,239,137	2.57	91	13,939	13,616	64,696
	July - September	1,359,091	0.835	1,364,290	0.804	35,282	22,667	8,640	17,287	5,097,292	2.51	92	14,773	14,829	77,474
	October - December	1,285,035	0.777	1,327,299	0.778	33,195	21,686	11,635	21,524	4,160,488	1.98	92	13,968	14,427	68,023
2012	January - March	1,287,804	0.794	1,255,477	0.772	31,150	19,721	11,740	21,532	3,879,662	1.85	91	14,152	13,796	65,627
	April - June	1,306,312	0.901	1,347,112	0.901	39,028	25,507	14,453	23,203	4,342,495	2.07	91	14,355	14,803	70,776
	July - September	1,423,531	0.893	1,420,414	0.887	40,490	26,075	13,857	25,154	4,210,428	1.86	92	15,473	15,439	70,401
	October - December	1,340,712	0.880	1,493,623	0.819	39,339	24,886	16,203	24,556	5,295,383	2.84	87	14,573	16,235	77,858
2013	January - March	1,713,827	0.817	1,787,262	0.825	47,434	30,501	14,313	28,328	6,375,048	3.02	90	19,043	19,858	94,318
	April - June	1,776,833	0.818	1,848,832	0.814	48,380	31,800	16,124	28,024	6,235,920	2.79	91	19,526	20,317	93,074
	July – September	1,665,064,	0.799	1,815,709	0.771	45,016	29,666	16,228	29,139	5,441,889	2.58	92	18,099	19,736	82,093
	October – December	1,934,903	0.824	2,014,968	0.872	56,504	38,784	21,849	34,166	5,307,526	2.32	92	21,032	21,902	82,519
2014	January - March	2,085,582	0.792	2,122,650	0.760	51,838	34,544	26,648	35,413	5,520,468	2.37	90	23,173	23,585	87,712
	April - June	2,061,943	0.699	2,184,316	0.650	45,616	30,007	23,489	32,932	5,810,088	2.38	91	22,659	24,003	90,891
	July – September	1,949,924	0.571	2,213,740	0.504	35,889	23,783	18,800	26,675	6,208,303	3.08	92	21,195	24,062	89,411
	October – December	1,785,811	0.688	2,101,873	0.563	38,078	24,604	16,327	25,007	6,417,044	3.30	92	19,411	22,846	90,886
2015	January - March	1,974,125	0.581	2,074,788	0.532	35,469	21,473	15,309	24,155	5,997,897	2.87	90	21,935	23,053	89,825
	April - June	2,070,769	0.571	2,252,591	0.527	38,176	23,242	13,041	22,869	7,151,798	3.38	91	22,756	24,754	101,868
	July – September	1,946,848	0.549	2,200,292	0.510	36,072	23,010	10,526	23,387	7,000,474	3.57	92	21,161	23,916	97,428
	October – December	1,711,899	0.487	1,921,060	0.458	28,314	18,084	13,151	22,787	6,857,052	4.00	92	18,608	20,881	93,151
Total		36,397,227	0.751	38,397,451	0.713	880,303	574,820	326,935	545,923	122,436,858	2.75	2,101	17,324	18,276	79,463

*Excluding lower grade ore stockpiled.
Table provided by Timmins Goldcorp Mexico, S.A. de C.V.

1.9	PROCESSING

Ore extracted from the pit is transported in 100 t capacity haulage trucks, which feed directly into the gyratory primary crusher with dimensions of 42” x 65”. The crusher has nominal capacity of 900 t/h. The crushed product is then transported on conveyor belts to a stockpile with a capacity of 6,000 tonnes.

Two feeders beneath the stockpile deliver the ore onto a conveyor belt which feeds the secondary crushing circuit. The ore is screened and the screen undersize (minus 0.5 inch) reports to the final product, while screen oversize is fed to two parallel secondary crushers.

Product from the secondary crushers is transported on conveyor belts to the tertiary crushing circuit, which consists of three tertiary crushers in parallel operating in closed circuit with screens. The minus 0.5 inch undersize from the screens is delivered to the leach pad. The total crushing capacity is currently 22,000 t/d.

Product from the crushing plant is transported to the leach pad on overland conveyors and deposited on the pad with a stacker, forming lifts between 8 m and 12 m in height. A bulldozer is used to level the surface of each lift. The irrigation pipelines are then installed to distribute the leach solution over the entire surface of the lift.

Timmins has constructed the leach pad and has four different phases for depositing, based on the permits granted by the Mexican Environmental Agency (PROFEPA, Procuraduría Federal de Protección al Ambiente). Table 1.5 summarizes the leach pad phases.

Table 1.5
Summary of the Leach Pad Phases Based Upon the Permits Acquired for the San Francisco Mine

# Phase	Duration	Surface	Nominal Capacity	Capacity to date	Status
1 & 2	November, 2009 to November, 2013	36 ha	23 Mt	22 Mt	Releached
3	November, 2013 to August, 2015	25 ha	16 Mt	15 Mt	On irrigation
4	August, 2015 to date	16 ha	8 Mt	4 Mt	Depositing ore

Table provided by Timmins Goldcorp Mexico, S.A. de C.V.

The 0.05% sodium cyanide leach solution with a pH of 10.5 to 11, flows downward through the crushed ore dissolving the precious metals. The solution percolates to the bottom of the lift and is collected in the channel that carries the pregnant solution to a storage pond, from which it is pumped to the gold recovery plant. The gold contained in pregnant solution is adsorbed in the carbon columns.

The gold recovery operation comprises two adsorption-desorption-recovery (ADR) plants with a total of three parallel sets of carbon columns with a total feed capacity of 1,475 m3/h (6,500 US gpm) of pregnant solution.

Barren solution exiting the ADR plant flows to a second storage pond where fresh water and sodium cyanide are added, before the solution is pumped back to the leach pad.

1.10	CAPITAL AND CASH COSTS

1.10.1	Capital Expenditures

The San Francisco Project was originally designed for a production rate of 12,000 t/d of ore to be placed on the leach pad, it has now been expanded to 22,000 t/d.

Future capital expenditures over the mine life are outlined in Table 1.6, which summarizes the planned sustaining capital and the planned development capital expenditures. Also, as a consequence of the change in mine life, stripping costs will no longer be capitalized.

Table 1.6
Estimated Capital Expenditures as per the Production Schedule (2014 to 2022)

Description	2016	2017
Sustaining capex	USD 0.8 M	nil
Deferred strip capex	nil	nil
Development capex	USD 1.1 M	USD 0.4 M

Table provided by Timmins Goldcorp Mexico, S.A. de CV.

Micon has reviewed Timmins’ estimate of the future capital expenditures for the San Francisco Project and regards it as reasonable.

1.10.2	Cash Costs

Timmins’ projected average cash operating cost per ounce of gold in 2016 is USD750 to USD850.

Micon has reviewed Timmins’ operating cost forecasts for the life of the San Francisco Project and regards them as reasonable.

1.11	ECONOMIC ANALYSIS

Since the last Technical Report conducted on the San Francisco Project in December, 2013, TMM has continued to meet the requirements necessary to be considered a producing issuer, according to the definition contained in NI 43-101.

Based upon the price of gold in the fourth quarter of 2015, TMM announced that mining operations at the San Francisco mine would continue into the fourth quarter of 2016 at which point the mine would be placed on care and maintenance. However, the heap leach operations would continue into 2017.

Timmins production guidance for the 2016 fiscal year is estimated to range from 75,000 to 85,000 ounces of gold with the cash costs ranging from USD 750 to USD 850 per ounce of gold sold. The estimated operating parameters include an average ore throughput of 20-22 kt/d at a processed grade of between 0.58 and 0.62 g/t Au with a strip ratio in the 1.75:1 range. The total 2016 capital expenditures (sustaining and development) are estimated to be approximately USD 1 to USD 2 million.

Due to the recent increase in the price of gold, through first quarter 2016, Timmins notes that a sustained higher gold price could have a significant positive impact on the operations at the San Francisco mine. At higher sustained gold prices, the San Francisco mine may not be placed on care and maintenance and operations may continue. However, production rates and detailed mining schedules, etc., would be developed based on the higher gold price at the time and an economic analysis of continuing the operations.

In the possible event of sustained higher gold prices, Timmins may also look to investigate potential underground scenarios, which may supplement the open-pit production. Timmins believes that further delineation drilling for the underground resource is required and would be subject to available funding.

1.12	CONCLUSIONS AND RECOMMENDATIONS

The San Francisco mine commenced commercial production in April, 2010, and by the end of December, 2015, Timmins had sold 545,923 ounces of gold. Between April, 2010 and the end of December, 2015, production at the San Francisco mine has totalled 36,397,227 tonnes at a grade of 0.751 g/t gold. In addition, a total of 8,117,461 tonnes grading 0.260 g/t gold has been placed on a low grade stockpile for potential processing in the future.

Micon has audited the resource and reserve estimates, and has reviewed the mine design, the mining schedule, the mining contract terms and the ability of the contractor to meet the mining production targets, and concludes that the estimations and designs have been properly carried out and that the contractor is capable of meeting the schedule.

Micon has reviewed the crushing, heap leach and ADR facilities and concludes that they are adequate for the treatment of the scheduled process feed material and the recovery of gold in doré, as forecast in the production plan.

Micon has reviewed the economics of the San Francisco operation and concludes that it is viable and meets the criteria for publication of a mineral reserve.

Given the known extent of mineralization on the property, compared to the amount of mining activity, the San Francisco Project has the potential to host further deposits or lenses of gold mineralization, similar in character and grade to those exploited in the past, outside the present resource base. In Micon’s opinion, further exploration is warranted when precious metal prices improve.

Micon agrees with the general direction of Timmins’ exploration and development program for the property and makes the following additional recommendations:

1)

Micon recommends that when applicable Timmins continues to conduct exploration on the other areas of mineralization on the property, as well as to the east-southeast of the San Francisco pit, in order to continue to realize the full potential of its property.

2)	Micon recommends that Timmins continues to optimize costs, where applicable in the current precious metal market.

2.0     INTRODUCTION

At the request of Mr. Arturo Bonillas, President of Timmins Gold Corp. (TSX:TMM), Micon International Limited (Micon) has been retained to provide an audit of the current internal resource and reserve estimates and an update of its 2013 Technical Report on the San Francisco Gold Project (San Francisco Project) in the state of Sonora, Mexico. The previous Micon Technical Report was entitled “NI 43-101 F1 Technical Report, Updated Resources and Reserves and Mine Plan for the San Francisco Gold Project, Sonora, Mexico” and dated December 6, 2013. That Technical Report was filed by TMM on the System for Electronic Document Analysis and Retrieval (SEDAR) which is an electronic filing system developed for the Canadian Securities Administrators (CSA) and on its US equivalent the System for Electronic Data Gathering, Analysis and Retrieval (EDGAR) developed for the US Securities and Exchange Commission. TMM announced on December 23, 2013 that the report had been filed on both systems.

TMM advises that it holds its interest in the San Francisco property through its wholly-owned Mexican subsidiary Timmins Goldcorp Mexico, S.A. de C.V. (Timmins), which holds thirteen mining concessions through a wholly-owned subsidiary, Molimentales del Noroeste de S.A. de C.V. (Molimentales).

In this Technical Report, TMM and its subsidiary Timmins are used interchangeably and for the purposes of the report are considered to be one and the same.

The current study is based on the resource and reserve estimates and mine plan prepared in-house by Timmins and Molimentales personnel and their consultants. Micon has audited the resource and reserve estimates as well as conducting a review of the mine plan and its various components. The material in this report was derived from a number of sources in addition to the material provided by Timmins and these sources are noted in Section 28 of this report.

Micon’s most recent site visit was conducted between February 2 and 6, 2016, during which the resources and reserves, as well as various aspects of the operation and mine plan, were discussed. The current and future exploration programs were also discussed. The site visit included a tour through the open pit, leach pad, crushing circuit and the process plant. The previous site visit to the San Francisco Project was conducted, by Micon, between August 12 and 16, 2013.

In addition to the site visit, a number of discussions were held via skype and phone conference calls between Micon personnel in Toronto and Timmins personnel in Hermosillo regarding the database, block model and parameters for the mineral resource estimate, as well as other topics related to the audit and preparation of this Technical Report.

The qualified persons responsible for the preparation of this report are William J. Lewis, B.Sc., P.Geo., Alan J. San Martin, MAusIMM (CP)., Mani Verma, P.Eng. and Richard M. Gowans, P.Eng.

Mr. Lewis conducted the February, 2016, site visit. Messrs. Verma, San Martin and Lewis conducted the previous 2013 site visit. Mr. Gowans conducted his desk top review in Toronto, based on the information provided to him by Timmins. Mr. Lewis has conducted a number of site visits to the San Francisco Project since 2005 and is familiar with the Project.

Mr. Lewis, a Senior Geologist with Micon, is responsible for the independent summary and review of the exploration on the San Francisco Project, the comments on the propriety of Timmins’ exploration drilling program, the plans and budget for the next phase of exploration and the review of Timmins Quality Assurance/Quality Control (QA/QC) program at the mine site. Mr. Lewis and Mr. San Martin, a Mineral Resource Modeller with Micon, conducted the review and audit of the resource estimate.

Mr. Verma, an Associate Mining Engineer with Micon, is responsible for the review of the mine plan, production scheduling, operations and the terms of the existing mining contract. Mr. Verma also reviewed the capital and operating cost estimates for the Project and reviewed the discounted cash flow and sensitivity analyses used to evaluate Project economics. Mr. Gowans, President and Principal Metallurgist of Micon, reviewed the metallurgical aspects of the San Francisco Project.

All currency amounts are stated in US dollars (USD) or Mexican pesos (MXN), as specified, with costs and commodity prices typically expressed in US dollars. Quantities are generally stated in metric units, the standard Canadian and international practice, including metric tons (tonnes, t) and kilograms (kg) for weight, kilometres (km) or metres (m) for distance, hectares (ha) for area, grams (g) and grams per metric tonne (g/t) for gold and silver grades (g/t Au, g/t Ag). Wherever applicable, Imperial units have been converted to Système International d’Unités (SI) units for reporting consistency. Precious metal grades may be expressed in parts per million (ppm) or parts per billion (ppb) and their quantities may also be reported in troy ounces (ounces, oz), a common practice in the mining industry. A list of abbreviations is provided in Table 2.1. Appendix 1 contains a glossary of mining and other related terms.

The review of the San Francisco Project was based on published material researched by Micon, as well as data, professional opinions and unpublished material submitted by the professional staff of Timmins or its consultants. Much of these data came from reports prepared and provided by Timmins.

Micon does not have nor has it previously had any material interest in TMM, Timmins or related entities. The relationship with TMM and Timmins is solely a professional association between the client and the independent consultant. This report is prepared in return for fees based upon agreed commercial rates and the payment of these fees is in no way contingent on the results of this report. This is the eighth Technical Report written by Micon on the San Francisco Project for TMM since 2005.

Table 2.1
List of Abbreviations

Name	Abbreviation	Name	Abbreviation
Accurassay Laboratories	Accurassay	Metre(s)	m
Acme Analytical Laboratories Ltd.	ACME	Mexican peso	MXN
Adsorption/desorption/reactivation	ADR	Micon International Limited	Micon
ALS-Chemex Laboratories	ALS-Chemex	Million (eg million tonnes, million ounces, million years)	M (Mt, Moz, Ma)
Canadian Institute of Mining, Metallurgy and Petroleum	CIM	Milligram(s)	mg
Canadian National Instrument 43-101	NI 43-101	Millimetre(s)	mm
Canadian Securities Administrators	CSA	Molimentales del Noroeste de S.A. de C.V.	Molimentales
Centimetre(s)	cm	North American Datum	NAD
Compania Fresnillo S.A. de C.V.	Fresnillo	Net present value, at discount rate of 8%/y	NPV, NPV8
Defiance Mining Corporation	Defiance	Net smelter return	NSR
Degree(s), Degrees Celsius	[o] ,[o]C	Not available/applicable	n.a.
Digital elevation model	DEM	Ounces (troy)/ounces per year	oz, oz/y
Dirección General de Minas	DGM	Parts per billion, part per million	ppb, ppm
Discounted cash flow	DCF	Percent(age)%
Diversified Drilling, S.A. de C.V.	Diversified	Quality Assurance/Quality Control	QA/QC
Electronic Data Gathering, Analysis and Retrieval	EDGAR	Run of mine	ROM
Explotaciones Mineras Del Noroeste S.A. de C.V.	Explotaciones Mineras	Servicios Industriales Peñoles, S.A. de C.V.	Peñoles
Geomaque de Mexico, S.A. de C.V.	Geomaque de Mexico	SGS Mineral Services	SGS
Geomaque Explorations Inc.	Geomaque	Sol & Adobe Ingenieros Asociados S.A. de C.V.	Sol & Adobe.
Golder Associates Ltd.	Golder Associates	Specific gravity	SG
Grams per metric tonne	g/t	Square kilometre(s)	km2
Hectare(s)	ha	System for Electronic Document Analysis and Retrieval	SEDAR
Hour	h	Three-dimensional	3-D
Inch(es)	in	Timmins Gold Corp.	TMM
Independent Mining Consultants, Inc.	IMC	Timmins Goldcorp Mexico, S.A. de C.V.	Timmins
Inductively Coupled Plasma – Emission Spectrometry	ICP-ES	Tonne (metric)/tonnes per day, tonnes per hour	t, t/d, t/h
Internal diameter	ID	Tonne-kilometre	t-km
Internal rate of return	IRR	Tonnes per cubic metre	t/m3
Impuesto al Valor Agregado (or VAT)	IVA	TSL Laboratories Inc.	TSL
Kappes, Cassiday and Associates	Kappes Cassiday	United States Dollar(s)	USD
Kilogram(s)	kg	US gallons per minute	USgpm
Kilometre(s)	km	US Securities and Exchange Commission	SEC
Life of mine	LOM	Universal Transverse Mercator	UTM
Litre(s)	L	Value Added Tax (or IVA)	VAT or IVA
McCelland Laboratories Inc.	McCelland	Year	y
METCON Research Inc.	METCON

This report includes technical information which requires subsequent calculations or estimates to derive sub-totals, totals and weighted averages. Such calculations or estimations inherently involve a degree of rounding and consequently introduce a margin of error. Where these occur, Micon does not consider them to be material.

The conclusions and recommendations in this report reflect the authors’ best independent judgment in light of the information available to them at the time of writing. The authors and Micon reserve the right, but will not be obliged, to revise this report and conclusions if additional information becomes known to them subsequent to the date of this report. Use of this report acknowledges acceptance of the foregoing conditions.

This report is intended to be used by TMM subject to the terms and conditions of its agreement with Micon. That agreement permits TMM to file this report as a Technical Report with the Canadian Securities Administrators pursuant to provincial securities legislation or with the SEC in the United States. Except for the purposes legislated under provincial securities laws, any other use of this report, by any third party, is at that party’s sole risk.

The requirements of electronic document filing on SEDAR necessitate the submission of this report as an unlocked, editable pdf (portable document format) file. Micon accepts no responsibility for any changes made to the file after it leaves its control.

3.0     RELIANCE ON OTHER EXPERTS

Micon has reviewed and analyzed data provided by TMM and Timmins, its consultants and the previous operator of the Project, and has drawn its own conclusions therefrom, augmented by its direct field examination. Micon has not carried out any independent exploration work, drilled any holes or carried out an extensive program of sampling and assaying on the property. Previous sampling (Lewis, 2006) was conducted to independently substantiate the mineralization at the San Francisco Project and further samples were not obtained during the 2006, 2007, 2010, 2011, 2013 or 2016 site visits. Micon does not believe that further independent sampling of the mineralization at the San Francisco Project is warranted for a Technical Report, as the Project is currently an operating mine and the production records are a more reliable indication of the extent and grade of the mineralization.

Micon has reviewed and audited the work conducted by TMM and Timmins on the resource and reserve estimates, the mine plan and other material related to the operating San Francisco mine. While exercising all reasonable diligence in checking, confirming and testing it, Micon has relied upon Timmins’ presentation of the Project data, including data from the previous operator, in formulating its opinion with respect to the San Francisco property.

Micon offers no legal opinion as to the validity of the title to the mineral concessions claimed by TMM and its wholly-owned Mexican subsidiaries, Timmins and Molimentales. A description of the property, and ownership thereof, is provided for general information purposes only. A legal opinion regarding the mineral concessions and its subsidiaries was provided to Micon by Timmins for the November, 2011 Technical Report. The legal opinion, which was included as Appendix 2 in the 2011 report, was prepared in conjunction with the public offering of common shares held by funds managed or advised by Pacific Road Capital Management Pty. Limited. The legal opinions were dated July 12 and 15, 2011 and were prepared and executed by Roberto Herrera Piñon in Hermosillo, Mexico. The legal opinions were not updated for this Technical Report and Micon has relied upon Timmins for the information regarding title to the mineral concessions.

The existing environmental conditions, liabilities and remediation have been described where required by NI 43-101 regulations. These statements are provided for information purposes only and Micon offers no opinion in this regard.

The existing contracts regarding the sale of bullion and any other products produced by the Timmins operations have been described where required by NI 43-101 regulations. These statements are provided for information purposes only and Micon offers no opinion regarding the legal interpretation of these contracts.

The descriptions of geology, mineralization and exploration used in this report are taken from reports prepared by various organizations and companies or their contracted consultants, as well as from various government and academic publications. The conclusions of this report rely in part on data available in published and unpublished reports supplied by the companies which have conducted exploration on the property, and information supplied by Timmins. The information provided to Timmins was supplied by reputable companies and Micon has no reason to doubt its validity.

Micon is pleased to acknowledge the helpful cooperation of Timmins management and consulting field staff, all of whom made any and all data requested available and responded openly and helpfully to all questions, queries and requests for material.

Some of the figures and tables for this report were reproduced or derived from historical reports written on the property by various individuals and/or supplied to Micon by TMM and Timmins. Most of the photographs were taken by the authors of this report during their respective site visits. In the cases where photographs, figures or tables were supplied by other individuals or TMM and Timmins they are referenced below the inserted item.

4.0     PROPERTY DESCRIPTION AND LOCATION

4.1	GENERAL

Timmins’ San Francisco property is located in the north central portion of the Mexican state of Sonora, which borders on the American state of Arizona, and is approximately 150 km north of the city of Hermosillo, the capital of Sonora. The latitude and longitude for the Project site are approximately 30°21’13” N, 111°06’52” W. The UTM coordinates are 3,357,802 N, 489,017 E and the datum used was NAD 27 Mexico. The Project is located 2 km west of the town of Estación Llano and is accessed via Mexican State Highway 15 (Pan American highway) from Hermosillo.

The term San Francisco Project refers to the area related to the exploitation concessions controlled by TMM, while the term San Francisco property refers to the entire land package (mineral exploitation and exploration concessions) under TMM’s control. The location of the San Francisco property is shown in Figure 4.1.

4.2	OWNERSHIP

TMM advises that it holds the San Francisco Project, which consists of 13 mining concessions, through its wholly-owned Mexican subsidiary. All the concessions are contiguous and each varies in size for a total property area of 33,667.72 hectares (ha). In late 2005, the original Timmins II concession was subdivided into two concessions (Timmins II Fraccion Sur and Pima), as part of separate exploration strategies for the original Timmins II concession. All concessions are subject to a bi-annual fee and the filing of reports in May of each year covering the work accomplished on the property between January and December of the preceding year. The tax rates are estimated in US dollars based on the rates published in the “Diario Oficial de la Federacion (DOF)” (Appendix 2) as of January 28, 2016.

Timmins reduced the size of the primary mineral concessions in 2015 by eliminating those areas deemed have very little exploration potential, while maintaining the integrity of the overall concessions. The reduction in the size of the concessions has also resulted in a reduction in the bi-annual fees for the Project.

The information for the thirteen concessions is summarized in Table 4.1. A map of the mineral concessions for the San Francisco property is provided in Figure 4.2.

Timmins advises that it acquired the first seven concessions, covering the San Francisco mine, through its purchase of Molimentales in April, 2007.

In 2006, Timmins signed a temporary occupancy agreement with an agrarian community (an Ejido) in Mexico called Los Chinos, whereby Timmins was granted access privileges to 674 ha, the use of the Ejido’s roads, as well as being able to perform all exploration work on the area covered by the agreement. The agreement is for a period of 10 years with an option to extend the access beyond the 10-year period.

Figure 4.1
San Francisco Project Location Map

During August and September, 2009, Molimentales acquired the 800 ha of surface land on which the San Francisco mine is located, by means of five purchase agreements covering all of the Ejido Jesus Garcia Heroe de Nacozari’s five former parcels that together form the 800 ha.

In September, 2011, Molimentales acquired 732 ha from Ejido Los Chinos, which was originally part of the exploration agreement signed in 2006.

Other parties control two mineral concessions which are contained within the area of the mineral concessions owned by Timmins but neither of these concessions impacts the main area of the San Francisco Project.

On February 23, 2011, TMM announced that it had staked an additional 95,000 ha of claims along the highly prospective Sonora-Mojave Megashear structural province in northern Sonora. TMM continued to stake additional concessions since February, 2011 and the total additional regional mineral concessions amounted to approximately 152,279.6 ha in 2013.

Table 4.1
San Francisco Project, Summary of Mineral Concessions (with Fees for 2016 noted)

Mineral Concession Name	Title Number	Owner	Location (UTM Nad 27 Mex)	Mineral Concession Type[2]	Area (hectares)	Location Date	Expiry Date[2]	Bi-Annual Fee (USD)[3]
San Francisco	198971	Molimentales del Noroeste, S.A de C.V.	488,675.174 E 3,359,396.801 N	Mining Concession	48.0000	November 13, 1993	February 10, 2044	764
San Francisco Dos	209618	Molimentales del Noroeste, S.A de C.V.	488,675.174 E 3,359,396.801 N	Mining Concession	315.6709	December 4, 1996	August. 2, 2049	5,027
San Francisco Cuatro	219301	Molimentales del Noroeste, S.A de C.V.	488,675.174 E 3,359,396.801 N	Mining Concession	5,189.7041	August 18, 2000	February 25, 2053	82,649
Llano II	197203	Molimentales del Noroeste, S.A. de C.V.	483,652.702 E 3,356,290.081 N	Mining Concession	500.0000	October 23, 1986	August. 18, 2043	7,963
Llano III	197202	Molimentales del Noroeste, S.A de C.V.	483,652.702 E 3,356,290.081 N	Mining Concession	500.0000	October 23, 1986	August 26, 2043	7,963
Llano IV	222787	Molimentales del Noroeste, S.A. de C.V.	488,675.174 E 3,359,396.801 N	Mining Concessio	500.0000	May 17, 2004	August 30, 2054	7,963
Llano V	222788	Molimentales del Noroeste, S.A. de C.V.	483,652.702 E 3,356,290.081 N	Mining Concession	500.0000	May 17, 2004	August 30, 2054	7,963
Timmins	226519	Timmins Goldcorp México, S.A. de C.V.	488,675.174 E 3,359,396.801 N	Mining Concession	337.0000	August 26, 2005	January 23, 2056	5,368
Timmins III Fraccion 1	227237	Timmins Goldcorp México, S.A. de C.V.	481,529.246 E 3,371,837.280 N	Mining Concession	346.0004	February 15, 2006	May 25, 2056	5,510
Timmins III Fraccion 2	227238	Timmins Goldcorp México, S.A. de C.V.	481,529.246 E 3,371,837.280 N	Mining Concession	54.2835	February 15, 2006	May 25, 2056	865
Timmins II Fraccion Sur[1]	228260	Timmins Goldcorp México, S.A. de C.V.	488,675.174 E 3,359,396.801 N	Mining Concession	20,370.0604	November 17, 2005	March 13, 2056	324,405
Pima Reduccion[1]	228261	Timmins Goldcorp México, S.A. de C.V.	486,058.775 E 3,375,493.728 N	Mining Concession	4,997.0000	November 17, 2005	March 13, 2056	79,580
La Mexicana	191137	Molimentales del Noroeste, SA de CV	487,910,487 E 3’363,995.686 N	Mining Concession	10.0000	April, 29, 1991	April 28, 2041	159
Total:	-	-	-	-	33,667.718	-	-	536,179

Table provided by Timmins Goldcorp Mexico, S.A. de C.V. Notes:

1 The Timmins II claim, originally staked with a surface of 39.403.0000 ha, was titled by the Direccion General de Minas (DGM) with a surface of 36,142.0604 ha after surveying was completed. In 2008, due to a change in exploration strategy, the Timmins II claim was divided into two claims, Timmins II Fraccion Sur and Pima. In 2015, the surface area of the Pima claim was reduced from 15,772 Ha to 4,997 Ha
2 Fees are estimated in US dollars based on the rates published in the “Diario Oficial de la Federacion (DOF)” . The rates used for the table are as of January 28, 2016.

Figure 4.2
San Francisco Property (Concessions) Map Updated

In 2015, Timmins reduced the size of its regional mineral concessions as a result of its elimination of its regional exploration program due to the drop in metal prices since 2013. It has retained approximately 19,713 ha, which it believes contain the most prospective geology and mineralized targets upon which to base further exploration once the metal prices have recovered.

The information for the regional mineral concessions staked by Timmins is summarized in Table 4.2. A map of the regional concessions is provided in Figure 4.3.

On July 6, 2011, Molimentales acquired (through a straight purchase) a 10-ha mineral concession called La Mexicana by paying the vendor, Mr. Agustin Albelais, a buy-out price of USD 250,000. This purchase agreement was filed with the Mexican Federal Mining Registrar. The La Mexicana mineral concession was the last area in the metamorphic package that did not belong to Timmins.

Molimentales has completed the process (before the Mexican Federal Agrarian Secretariat) of converting the 674 hectares contracted from the Los Chinos Ejido into private property, and formalizing the purchase of the 674 ha, before a notary public, according to the Sonora State Civil Code. The 674 ha was purchased by Molimentales, in 2011, and the final public instrument documenting the purchase was issued on February 9, 2015.

Since completing the purchase of the 674 ha from the Los Chinos Ejido, Molimentales has not undertaken any further land purchases and believes no further purchases are necessary at this time.

4.3	MEXICAN MINING LAW

When the Mexican mining law was amended in 2006, all mineral concessions granted by the Dirección General de Minas (DGM) became simple mining concessions and there was no longer a distinction between mineral exploration or exploitation concessions. A second change to the mining law resulted in all mining concessions being granted for a period of 50 years, provided that the concessions remained in good standing. As part of the second change, all former exploration concessions which were previously granted for a period of 6 years became eligible for the 50-year term.

For any concession to remain valid, the bi-annual fees must be paid and a report has to be filed during the month of May of each year which covers the work conducted during the preceding year. Concessions are extendable, provided that the application is made within the five-year period prior to the expiry of the concession and the bi-annual fee and work requirements are in good standing. The bi-annual fee, payable to the Mexican government for Timmins to hold the group of contiguous mining concessions for the San Francisco operations is USD 536,179. The bi-annual fee for Timmins to hold the group of contiguous mining concessions which comprise the regional mineral property is USD 128,648.

Table 4.2
San Francisco Project, Summary of the Regional Mineral Concessions (with Fees for 2016 Noted)

Mineral Concession Name	Title Number	Owner	Location (UTM Nad 27 Mex)	Mineral Concession Type	Area (hectares)	Location Date	Expiry Date	Bi-Annual Fee (USD)
Norma Reduccion	229257	Timmins Goldcorp Mexico, SA de CV	452,096,625 E 3,365,740.855 N	Mining Concession	4,989.0250	March 27, 2007	March 26, 2057	45,145
Patricia	229241	Timmins Goldcorp Mexico, SA de CV	423,787.078 E 3,333,878.085 N	Mining Concession	3,539.4141	March 23, 2007	March 26, 2057	32,028
Los Carlos	227334	Timmins Goldcorp Mexico, SA de CV	423,787.078 E 3,333,878.085 N	Mining Concession	9.0000	June 8, 2006	June 9, 2056	143
Los Carlos 2	215707	Timmins Goldcorp Mexico, SA de CV	423,787.078 E 3,333,878.085 N	Mining Concession	93.3800	March 4, 2002	March 5, 2052	1,487
Los Carlos 3	225423	Timmins Goldcorp Mexico, SA de CV	423,787.078 E 3,333,878.085 N	Mining Concession	177.6907	September 5, 2005	September 6, 2055	2,830
El Exito	236707	Timmins Goldcorp Mexico, SA de CV	472,205,063 E 3,348,823,297 N	Mining Concession	5,725.4177	August, 24 2010	August 25, 2060	25,911
El Picacho	11 claims	Timmins Goldcorp Mexico, SA de CV	472,205,063E 3,348,823,297N	Mining Concession	702.9442	Aug ust 25, 2010	August 26, 2060	11,195
Dulce	228428	Timmins Goldcorp Mexico, SA de CV	472,205,063E 3,348,823,297N	Mining Concession	150.0000	November 21, 2006	Nov 22, 2056	25,91
Dulce I	240007	Timmins Goldcorp Mexico, SA de CV	503,058.158 E 3’384,863.624 N	Mining Concession	4,325.6836	November, 5 2010	November 6, 060	9,793
Total:	-	-	-	-	19,712.5553		-	128,648

Table provided by Timmins Goldcorp Mexico, S.A. de C.V.

•

Notes: The Picacho property comprises a group of 11 claims under an option contract with Timmins Goldcorp Mexico. The area covered for these claims is a total of 702.9442 ha. The 11 claims comprising the El Picacho group are: El Rincon, El Sol, El Zapo Fraccion 1, El Zapo Fraccion 2, La Uno, El Uno A, El Uno D Rincon Dos, El Mar and El Rin.

•

During 2015, a number of the claims to the northwest of the existing operation that comprised the regional exploration area were dropped but the claims containing the most significant exploration targets were maintained. Timmins in the process of returning the claims belonging to the El Picacho project to the original owners which includes delivering the El Exito claim to them as well as part of the contractual conditions. However, Timmins will have to pay the tax payments or these areas, at least for the first half of 2016.

Figure 4.3
San Francisco Project Regional Mineral Concessions Map

All mineral concessions must have their boundaries orientated astronomically north-south and east-west and the lengths of the sides must be one hundred metres or multiples thereof, except where these conditions cannot be satisfied because they border on other mineral concessions. The locations of the concessions are determined on the basis of a fixed point on the land, called the starting point, which is either linked to the perimeter of the concession or located thereupon. Prior to being granted a concession, the company must present a topographic survey to the DGM within 60 days of staking. Once this is completed the DGM will usually grant the concession.

4.4	PERMITTING AND ENVIRONMENTAL

Since the San Francisco Project is located on a number of concessions upon which mining has previously been conducted, all exploration work continues to be covered by the environmental permitting already in place and no further notice is required to be given to any division of the Mexican government. The specific environmental permitting of the San Francisco mine site was obtained in December, 2007, via an environmental assessment, and it is valid for the duration of the seven mining concessions that comprise the mine, provided that Molimentales keeps the permitting in good standing. Water for any drilling programs at the San Francisco Project is obtained from the on-site water wells.

Micon is unable to comment on any remediation which may have been undertaken by previous owners. Environmental studies and permitting by TMM for its San Francisco Project are discussed in Section 20 of this report.

5.0     ACCESSIBILITY, CLIMATE, LOCAL RESOURCES, INFRASTRUCTURE AND PHYSIOGRAPHY

5.1	ACCESSIBILITY

The San Francisco property is readily accessible from Hermosillo, the state capital of Sonora, via Mexican State Highway 15 (Pan American Highway). The property is 150 km north of Hermosillo and is 120 km south of the United States/Mexico border city of Nogales, also on Highway 15. The San Francisco mine site is 2 km west of the town of Estación Llano. The major population centre for the region is Magdalena de Kino (Magdalena) to the north, with a population of over 50,000 inhabitants. Figure 5.1 is a view of the San Francisco mine from Highway 15 driving south towards Hermosillo.

Figure 5.1
San Francisco Mine as Viewed from Highway 15 Driving South

The mineral concessions are located approximately due west and north of Estación Llano, with the closest accommodations being in Santa Ana, a small city located to the north on Highway 15.

5.2	LOCAL RESOURCES AND INFRASTRUCTURE

Timmins maintains guarded gates across the access road to the mine and immediate Project area. Exploration can be conducted year round, with the desert monsoon season occurring between July and September. Materials needed to supply the mine are transported by either truck (utilizing Mexican State Highway 15) or by rail (utilizing the Ferrocarril del Pacifico railway), both of which pass through the community of Estación Llano.

Timmins has been granted the temporary occupation of surface rights at the San Francisco mine by the DGM for the duration of the exploitation concessions. In the case of an exploration concession, the holder is granted temporary occupancy for the creation of land easements needed to carry out exploration for the duration of the mineral concession. In order to commence mining, the holder of the concession is required to negotiate the surface rights with the legal holder of these rights or to acquire the surface rights through a temporary expropriation. The current surface rights are more than adequate to cover the infrastructure, mining and stockpile areas needed for the life of the Project.

Water for the drilling programs is available from three wells located on the mine site. The water table in the area of the mine is approximately 25 m below the surface. A typical water well is shown in Figure 5.2.

The surrounding cities and towns supply the majority of the workers, with the professional staff coming from other parts of Mexico.

The site contains all of the necessary infrastructure to maintain and operate the equipment and mine.

Figure 5.2
View of a Water Well Located on the San Francisco Project

5.3	CLIMATE AND PHYSIOGRAPHY

The Project is located in the Arizona-Sonora desert in the northern portion of the Mexican state of Sonora. The climate at the Project site ranges from semi-arid to arid. The average ambient temperature is 21°C, with minimum and maximum temperatures of -5ºC and 50ºC, respectively. The average annual rainfall for the area is 330 mm, with an upper extreme of 880 mm.

The wet season or desert monsoon season is between July and September and heavy rainfall can hamper exploration at times.

The San Francisco property is situated within the southern Basin and Range physiographic province, which is characterized by elongate, northwest-trending ranges separated by wide alluvial valleys. San Francisco is located in a relatively flat area of the desert with the topography ranging between 700 and 750 m above sea level.

The desert vegetation surrounding the San Francisco mine is composed of low lying scrub, thickets and various types of cacti, with the vegetation type classified as Sarrocaulus Thicket. The state of Sonora is well known for its mining and cattle industries, although US manufacturing firms have moved into the larger centres as a result of the North American Free Trade Agreement (NAFTA). See Figure 5.3 for a view of the desert surrounding the San Francisco Project, between the distant hills, as viewed driving south towards the project from the community of Santa Ana.

Figure 5.3
View of the Sonora Desert Surrounding the Property

6.0     HISTORY

6.1	SAN FRANCISCO PROPERTY AND GOLD MINE

6.1.1	General History Prior to Timmins Ownership

The San Francisco gold mine is a heap leach operation which was in production originally between 1995 and 2002. However, during the last two years of operation, gold was being recovered from the leach pads only, with no mining being conducted from the San Francisco and La Chicharra open pits.

Placer mining and small scale underground mining began in the San Francisco mine area during the early 1940s. This limited work drew Fresnillo to the area in 1983. In 1985, three diamond drill holes and 30 conventional percussion drill holes were completed on the property. The results of these drill holes were encouraging enough to warrant additional diamond drilling during 1986. In 1987, 540 m of underground development was conducted, including a decline and a number of drifts and cross-cuts. The decline was completed to the 685 m elevation above sea level, where numerous 1.8 by 1.5 m drifts and cross-cuts were developed. Fresnillo drilled 10 diamond drill holes and 25 reverse circulation drill holes in 1988, and an additional 226 reverse circulation holes in 1989. Metallurgical testing and an induced polarization survey were also completed in 1989. In 1990 and 1991, Fresnillo completed an additional 108 reverse circulation drill holes. Fresnillo decided to sell the property in 1992, at which time it was acquired by Geomaque. See Figure 6.1 for an example of one of the rotary drill site locations southeast of the main pit. As part of the Geomaque purchase, Fresnillo retained a 3% NSR royalty and the option to re-acquire a 50% interest by paying Geomaque twice the amount which it had expended. Geomaque completed a feasibility study in 1993 and drilled a further 69 reverse circulation drill holes in 1994. Geomaque acquired the NSR royalty and option back from Fresnillo in 1995 for USD 4,700,000.

Geomaque conducted its activities in Mexico through its subsidiaries, Geomaque de Mexico, S.A. de C.V. (Geomaque de Mexico) and Mina San Francisco, S.A. de C.V. (Mina San Francisco).

Geomaque began construction of the San Francisco mine in 1995, with production beginning late in that year. Production began at the rate of 3,000 t/d of ore or 30,000 oz/y of gold. As a result of the discovery of additional reserves, an expansion of the mining fleet, crushing system and gold recovery plant was undertaken in an effort to increase production to 10,000 t/d of ore. Due to the prevailing market conditions in February, 2000, Geomaque announced a revised mine plan whereby higher grade ore with a lower stripping ratio would be mined from the San Francisco pit and the La Chicharra deposit, which is located west of the San Francisco pit.

The San Francisco area contained the El Manto, the San Francisco, the En Medio and the El Polvorin deposits. All of these deposits were later incorporated into the main San Francisco pit. The La Chicharra zone was mined during the last two years of production as a second pit.

Figure 6.1
Location of One of the Rotary Drill Sites Located to Southeast of the Main Pit

Mining ended and the operation entered into a leach only mode in November, 2000. In May, 2002, the last gold pour was conducted, the plant was mothballed, and clean-up activities at the mine site began. See Figure 6.2 for a photographic overview of the San Francisco pit and leach pad taken from a hill to the southwest of the mine site prior to the current phase of production. Much of the foreground now is within the limits of the pit.

In 2001, to settle debts related to lease arrangements of construction equipment to Geomaque de Mexico, Butler Machinery Co. (Butler) accepted a payment of USD 500,000, the proceeds in excess of USD 500,000 on the sale of certain equipment from the San Francisco mine and a 1% net smelter return (NSR) royalty on any future gold production from the unmined resources in the main pit of the San Francisco mine. No present value was ascribed to the rights at the time of the agreement. Micon has been advised by Timmins that the agreement between Geomaque and Butler has ended and that it has received an opinion that the property was transferred to Molimentales free of any royalties. It is the opinion of Timmins solicitors that Timmins has free and clear title to the equipment on the property and no obligations to pay any NSR royalties.

Figure 6.2
View of the San Francisco Gold Mine with Estación Llano in the Background (Looking Northeast)

Geomaque signed a Surface Rights Agreement with a group of rights holders (the Ejido Jesus Garcia Heroe De Nacozari (Ejido Jesus Garcia)). Based on a letter agreement dated July 7, 1999, the Ejido Jesus Garcia agreed to transfer to the company a surface area of 800 ha, for a total consideration of USD 1,000,000, of which USD 75,000 was due and payable on signing of the agreement. The letter agreement and its efficacy were the subject of litigation between Geomaque and the Ejido Jesus Garcia, whereby the company sought to have the agreement declared void, its deposit returned and other remedies, and the Ejido Jesus Garcia sought to have the agreement held effective and sought, inter alia, the payment of the balance of the purchase price and other relief.

In the summer of 2003, Geomaque sought and received shareholder approval to amalgamate the corporation under a new Canadian company, Defiance Mining Corporation (Defiance).

On November 24, 2003, Defiance sold its Mexican subsidiaries, Geomaque de Mexico and Mina San Francisco, to the Astiazaran family and their private Mexican company for a total consideration of USD 235,000. The Mexican subsidiaries held the San Francisco gold mine and the sale relieved Defiance of long-term liabilities totalling USD 1,900,000, including a USD 925,000 surface rights purchase obligation, approximately USD 760,000 in reclamation provisions and other payables totalling USD 263,000. The litigation of the surface rights between the Ejido Jesus Garcia and Geomaque de Mexico was settled in favour of Geomaque de Mexico on January 20, 2005. Geomaque de Mexico was granted by the DGM the temporary occupation of surface rights at the San Francisco mine for the duration of the exploitation concessions.

Since June, 2006, the Astiazaran family and their company, Desarrollos Prodesa S.A. de C.V. (Prodesa) have retained ownership of the waste dumps and the original leach pads, and have been extracting sand and gravel intermittently for use in highway construction and other construction projects. See Figure 6.3 for a view of gravel extraction from the original leach pads at the San Francisco mine site. The extraction of sand and gravel material from the original leach pads was ongoing during Micon’s July, 2011 site visit to the San Francisco mine. Extraction of sand and gravel material has continued from the original leach pads an was ongoing during both the 2013 and 2016 site visits.

Figure 6.3
Extraction of Gravel from the Original Leach Pads for Construction Use

6.1.2	Timmins Incorporation and Ownership of the San Francisco Project

TMM was incorporated on March 17, 2005 under the Business Corporations Act of British Columbia. TMM originally acquired the exploitation concessions covering the San Francisco Project through its wholly-owned Mexican subsidiary, Timmins, via an option agreement with Geomaque de Mexico on April 18, 2005. That option agreement was subsequently superseded by an acquisition agreement. Initially, Timmins had the option to earn a 50% interest in the exploitation concessions by spending USD 2,500,000 on exploration and development over a two-year period and, after Timmins had earned its interest, the property would be operated as a joint venture with Timmins as the operator.

In a press release dated March 19, 2007, TMM announced that it had agreed to increase its interest from 50% and had entered into an agreement to acquire a 100% interest in Molimentales, a company specifically formed to own 100% of the past producing San Francisco mine.

On October 29, 2007, TMM announced, in a press release, that it had paid the full and final USD 2.5 million to complete the acquisition of the San Francisco mine.

On March 23, 2011, TMM announced that its common shares were, as of that date, listed for trading on the Toronto Stock Exchange (TSX) and delisted from the TSX Venture Exchange (TSX-V).

On November 1, 2011, TMM announced that its common shares would be listed for trading on the NYSE Amex under the ticker symbol TGD as of November 4, 2011. It also noted that the shares would continue to trade on TSX.

On December 18, 2014, TMM announced that it had entered into an Asset Purchase Agreement with Goldgroup Mining Inc. to purchase 100% of the Caballo Blanco Gold Project in Veracruz State, Mexico. The completion of the Caballo Blanco Gold Project was acquisition was announced on December 24, 2014.

On February 17, 2015, TMM announced that it had entered into a definitive arrangement agreement with Newstrike Capital Inc. (Newstrike), under which TMM would acquire all of the issued and outstanding shares of Newstrike. Completion of the acquisition of Newstrike was announced by TMM on May 26, 2015.

6.1.3	Timmins Exploration Programs Since 2005

During August and September, 2005, Timmins conducted a drilling program comprised of 14 reverse circulation (RC) holes, based on the results of previous drilling conducted by both Fresnillo and Geomaque. The 2005 RC drilling program focused on confirming and exploring extensions of the gold mineralization to the northwest and southeast of the existing San Francisco pit. The results of the drilling program confirmed the extension of the gold mineralization to the northwest beyond the limits of the pit and the presence of a higher grade gold zone. To the southeast, the 2005 drilling results did not confirm the previous drilling conducted by Geomaque, with only erratic values detected. However, drill hole TF-06 ended in 6.10 m averaging 2.817 g/t gold and this drill hole will be re-interpreted as part of a future exploration program focusing on reassessing the mineralization to the southeast.

In 2006, Timmins conducted an intensive exploration drill program which was based on the analysis of Geomaque’s drilling results, the 2005 Timmins drill results, the geological and geochemical data and a structural re-interpretation of the gold mineralization controls within the known deposit. The drilling program consisted of 28 reverse circulation and 28 diamond drill holes within three general target areas. The first area covered by the drilling program was the immediate area north and northwest of the existing San Francisco pit, with a particular emphasis placed on drilling in the area covered by the former crusher. The second area covered by the 2006 drilling program was located to the north and south of the La Chicharra pit. The La Chicharra pit was the second pit mined by Geomaque at the Project site and is located west of the San Francisco pit on the other side of a small mountain. The third area covered by the drill program investigated places where direct observations by Timmins geologists and previous geological mapping indicated favourable lithology, hydrothermal alteration and geochemical results for the continuation of the mineralization. The details of the 2006 exploration program and its results were discussed in a February, 2007, Technical Report entitled “NI 43-101 Technical Report and Resource Estimate for the San Francisco Gold Property, Estación Llano, Sonora, Mexico.” This report was filed on the SEDAR website on February 27, 2007 by TMM.

During 2007, Timmins conducted field work and exploration drilling to evaluate the extent of the gold mineralization in other zones on the property. This program was primarily concentrated to the north of the existing San Francisco pit limits and to the north of the La Chicharra pit. Forty holes totalling 4,838 m of core drilling were completed in this program which also included 1,327 m of condemnation drilling west of the original leach pads. In the “NI 43-101 F1 Technical Report on the Preliminary Feasibility Study for the San Francisco Gold Project, Sonora, Mexico” dated on March 31, 2008, a portion of this work was included, but not the conclusions and interpretation of the geophysical and geochemical survey.

The geochemical survey results were not available for the March, 2008, report; they are discussed here for completeness in reporting the program results. In 2007 and early 2008, geochemical surveys were conducted over the area occupied by the package of igneous and metamorphic rocks within the concessions. A total of 222 chip samples and 2,697 soil samples were collected. The sampling covered an area of just over 60 km2 using a sampling grid of 100 m x 50 m, oriented 25° E. Most of the area is covered by alluvium and the presence of the igneous-metamorphic package has been interpreted and defined from isolated outcrops distributed in the area (80 km2).

The results confirmed the targets already identified from historical shallow underground workings developed by former miners along quartz veins containing high gold values. Extending sampling along the dominant structural trend allowed for new interpretations to identify possible conduits which could be feeder zones. The area covering the favourable lithologic unit between the San Francisco and La Chicharra pits was broadly sampled to identify further potential targets.

During May, 2007, Timmins contracted the Mexican Geological Service to survey 1,227 km of high resolution aeromagnetic lineaments and radiometry and acquired raw data for a further 1,569 km previously surveyed by the same institution which fully covered the surface of the property, over 40,000 hectares. The resolution of the data varies due to the flight height, which ranged between 75 and 100 m, with the lines spaced every 100 m. Information sets were given to Engineering Zonge in Tucson for processing and interpretation.

The conclusion of this study was the definition of the indicative structural lineaments of the tectonic sequence in northern Sonora. For the San Francisco Project these lineaments should be correlated with geological and geochemical controls, combined with geological mapping and geochemistry, to identify the best exploration targets for gold and other types of mineralization, particularly in the northern portion of property where the metamorphic package hosts the El Durazno and La Pima mineral areas which are favourable for silver deposits and base metals in a replacement environment within the limestone rocks.

With a view to a more detailed interpretation as mentioned by Zonge in its conclusions, a Natural Source Audio-Frequency Magnetotelluric (NSAMT) survey was completed on the San Francisco mine along the lines 200E, 0, 800W, 1,000W, 1,200W, 1,400W, 1,600W and on the La Chicharra pit along the lines 2,500W and 2,700W. A total of 19.2 km of coverage in 10 survey lines with dipoles of 25 m was completed. Two lines were 2,400 m long and the remainder were 1,800 m.

Lines 800W and 1,000W oriented along the main mineralized zone in the San Francisco pit and line 2,700W on the main mineralized zone of La Chicharra were conducted with the aim of obtaining a geophysical signature for the mineral deposits of San Francisco.

The ten NSAMT lines completed on the San Francisco Project provide a detailed image of resistivity changes relating to geology in the vicinity of the San Francisco open pit mine. As this area is centred on a shear zone associated with a thrust fault, the geology is complex. Intrusive rocks are present as pegmatites, granites and gabbros. Gneiss and schist, with what is assumed to be various degrees of alteration, are also present in this zone. Rock property measurements indicate that the resistivities differ between rock types, ranging from intrusive to a metamorphosed host.

In the shear zone, gold is associated to some degree with granite, gneiss and gabbro rocks. Both the La Chicharra and the San Francisco pits are located in zones with conductive contacts, however, in contrast, these locations are associated with moderately resistive areas. This difference indicates that, while surface resistivities are high, there is differentiation between resistive rocks (intrusive?) and more conductive rocks (pegmatite or altered rock) at moderate depth.

Individual 2-D vertical imaged sections suggest that resistive and conductive banding, identified in the vicinity of the San Francisco mine, dips to the northeast. Recent drilling indicates that gold values are typically associated with pyrite in the more resistive intrusive rocks. Except possibly along contacts, conductive geology (possibly altered host rock) may not be important. The resistive trend coincident with the San Francisco peak may be due to the presence of gold in this area, but is not the focus of this Project. The shear zone associated with the thrust fault defines the area hosting gold.

The magnetic and radiometric data provide a different view of the geology. Magnetic high values are associated with the San Francisco pit. The contact between magnetic highs and magnetic lows appears to match the resistive trends identified previously. In contrast to the San Francisco pit, the La Chicharra pit is located in a zone of magnetic lows. The difference here could simply be due to the intrusive rock hosting primary gold values in each pit. For example, the rock properties demonstrate that the gabbro (at 550 uCGS) has over 100 times the magnetic susceptibility of granite (at 3 uCGS). However, drilling results along Line 800 suggest that both rock types may host gold. Based on these observations, it would be expected that the granite would be the primary source of gold in the San Francisco pit, with gabbro at the La Chicharra pit. Gneiss may host gold at either site.

Radiometric data identify trends that match changes in the Total Magnetic Field plan view map, as well as resistive-conductive trends. Radiometric gamma radiation is strongly controlled by conditions at the surface, as radiation from deeper sources is absorbed by overlying geology. The thorium gamma count appears to identify patterns of surface weathering that may relate to outcropping structures. Magnetic and radiometric data in the vicinity of the La Chicharra and San Francisco pits may be controlled by the thrust fault passing through this zone (the 2-D NSAMT imaged sections for Lines 800, 1,400 and 1,600 identify similar contacts associated with this thrust fault, which dip to the northeast). While the San Francisco peak is centred between NSAMT Lines 1,400 and 1,600, the peak itself appears non-magnetic, with the peak and associated ridge, extending to the northwest, defining a boundary between non-magnetic rock (granite or pegmatite for example) to the southwest and more magnetic rock (gabbro and gneiss for example) to the northeast.

The San Francisco pit is clearly located within the magnetic high zone, positioned along a linear contact seen in the radiometric data. In contrast, the La Chicharra pit is located in a non-magnetic zone also positioned along a linear contact observed in the radiometric data. Both pit locations are within the area thought to be the shear zone, and locally in areas characterized by contacts between intrusive (more resistive) and possibly altered (more conductive) rock types. The NSAMT program successfully identified the shear zone and provided sub-surface imaging of geologic trends that have been identified by airborne magnetic and radiometric surveys, in the test area.

Timmins has concluded that the interpretation of NSAMT is a useful indicator of the different lithologies associated with the mineralization or host rock. The linking of areas of high resistivity at the gabbro basement together with the overlying metamorphic sequence that was affected by several phases of tectonism, resulted in large shear zones and/or thrusting of the Precambrian metamorphic rocks over younger rocks, without generating areas of weakness. This resulted principally in high and low angle faulting through which granite bodies have been emplaced, some of which were subjected to compression and tension and consequent fracturing.

At the end of 2008, the services of a structural geologist, Mr. Tony Starling Ph.D., were recruited to obtain a greater understanding of the structural evolution of the region and in particular the tectonic complex in the San Francisco mine area, and thereby to define the structural controls for the mineralization. The goal of the study was to generate a series of geological and structural criteria that could be applied to the exploration of the property. The work consisted of 10 field days and a further 10 days for the review of existing information and discussions with field geologists. The conclusions from this structural report have assisted Timmins in outlining subsequent exploration programs.

Between 2008 and 2010, Timmins’ exploration programs focused on determining the drill priorities which best achieved its aim of increasing the mineral resources in the areas near the San Francisco and La Chicharra pits, in the area between the two pits and in geochemically anomalous areas along the projection of the San Francisco mineral trend to the northwest. As well, exploration targets to the north of the igneous-metamorphic package were investigated.

During the period from 2008 to the end of July, 2010, a total of 57,753 m in 613 drill holes were completed. Of this total, 48 holes totalling 3,723 m were exploration RAB type holes drilled in the area between the La Chicharra and San Francisco pits and 50 holes totalling 5,207 m were condemnation drilling in the area of the waste piles and new leach pads. Details of these drilling programs were outlined in Section 11 of the November, 2010 Technical Report.

From July, 2010 to June, 2011, 691 RC and core holes were drilled for a total of 94,148 m. These holes were drilled to cover several objectives; most of the reverse circulation drilling and the entire core drilling were performed in and around the San Francisco pit and in June, 2011, 36 RC holes totalling 6,170 m were drilled in the northern area of the La Chicharra pit. The RC drilling included 9,817 m in 67 holes of condemnation drilling which covered two areas; the first area was to the south of the existing waste dumps with the second area to the west of the new leach pads. The negative results allowed Timmins to expand the existing waste dumps to the south and the negative results to the west of the leach pads allow for this area to be used for the stockpile of the low grade material. Details of the exploration and drilling programs were outlined in Sections 9 and 10 of the November, 2011 Technical Report.

From July, 2011 to June, 2013, 1,464 RC and core holes were drilled for a total of 327,853 m. Most of the drilling was undertaken in and around the San Francisco pit and the La Chicharra pit. The RC drilling included 13,219 m in 62 holes of condemnation drilling and 3,842 m in 20 holes for water monitoring. A further 8 RC holes totalling 107 m were drilled on the low grade stockpile for grade control.

The drilling conducted within and around the San Francisco and La Chicharra pits comprised more than 92.8% of the drilling undertaken between July, 2011 and June, 2013. Both the RC and core drilling in these areas has identified the extent of the mineralization along strike, as well as the extent down-dip, which remains open. The drilling surrounding the San Francisco and La Chicharra pits has been completed, except for defining the extent of the mineralization to the southeast of the San Francisco pit which remains open along strike and at depth. At the current time, Timmins has completed its planned exploration drilling programs. Additional in-fill drilling is necessary to confirm the extension in the up-dip direction from the newly discovered mineral zones identified at the northern extremity of the pit.

For the exploration drilling and other programs conducted on the San Francisco property, between July, 2011 and the end of July, 2013, Timmins expended approximately USD 39.5 million. The details of the exploration and drilling programs were outlined in Sections 9 and 10 of the December, 2013 Technical Report.

The exploration and drilling conducted by Timmins between August, 2013 and December, 2015 is discussed in Sections 9 and 10.

6.2	RESOURCE ESTIMATES, HISTORICAL AND RECENT

A discussion regarding the historical mineral resource estimate was contained in a December 20, 2005 Technical Report entitled “Technical Report on the San Francisco Mine Property, Estación Llano, Sonora, Mexico.” The Technical Report was posted to the SEDAR website on April 28, 2006.

The historical resource estimate for the San Francisco mine was superseded by the January, 2007, updated resource estimate by Independent Mining Consultants, Inc. (IMC). In 2006, IMC was asked by Timmins to update/develop a resource block model and to estimate the mineral resources for the San Francisco mine using the historical Geomaque data, along with the results of Timmins’ 2005 and 2006 exploration drilling programs. The resource estimate for the San Francisco mine was completed by IMC in January, 2007.

A new mineral resource and reserve estimate was conducted as of August 31, 2010 which superseded the previous IMC, 2007, estimate. The details of the August, 2010 resource and reserve estimates were discussed in Section 17 of Micon’s November 30, 2010 Technical Report on the San Francisco gold mine.

The August 31, 2010 resource and reserve estimates were superseded by the June 30, 2011 mineral resource and reserve estimates which were discussed in detail in Sections 14 and 15 of Micon’s November 1, 2011 Technical Report.

On March 14, 2012, TMM announced an updated resource estimate as of November 30, 2011. This resource did not significantly add to the measured and indicated resources when compared to the June 30, 2011 resource estimate but there was a 34% increase in the inferred resources. The updated resource estimate was announced via a press release by TMM but there was no Technical Report to accompany the press release as management did not believe the increase in the resources were material to the operations of TMM.

On November 5, 2013, TMM announced that it had updated its resources and reserves estimates for the San Francisco mine as of July 1, 2013. The resources increased by 30% in the measured and indicated categories and by 77% in the inferred category. Overall there was a 43% increase in the contained gold versus the previous reserves, excluding depletion. The details for the updated estimate were contained in the Micon Technical Report dated December 6, 2013. This estimate superseded the previous 2012 estimate for which there was no Technical Report.

The current December, 2015, mineral resource and reserve estimate are discussed in Sections 14 and 15 of this report.

6.3	PRODUCTION FROM THE SAN FRANCISCO PROJECT

6.3.1	Historical Production

Historical production occurred at the San Francisco gold mine between 1996 and 2002. Production was conducted using open pit mining methods with gold recovered by heap leaching. During its historical production phase the San Francisco mine extracted 13,490,184 t at a grade of 1.13 g/t gold for a total of 488,680 contained ounces of gold (Table 6.1) . A total of 300,281 oz gold and 96,149 oz of silver were recovered, with the gold recovery estimated to be 61.4% .

Table 6.1
San Francisco Project, Geomaque Annual Production 1996 to 2002

Year	Dry Crush on Pads (t)	Grade (g/t)	Ounces on Pad	Gold/Silver Ounces Doré	Gold Ounces Doré	Gold Recovered (%)
1996	1,735,550	1.32	73,655	46,787	36,127	49.0
1997	2,288,662	1.12	82,412	75,847	54,519	66.2
1998	3.074,902	1.05	103,803	86,940	58,808	56.7
1999	3,010,639	1.14	110,345	98,726	64,371	58.3
2000	3,380,431	1.09	118,465	104,953	69,100	58.3
2001					17,092
2002					264
Total	13,490,184	1.13	488,680		300,281	61.4

Note: 301,893 tonnes of mineral and 975,900 tonnes of waste rock were mined in 1995.
Table taken from the 2006 San Francisco Scoping Study by Sol & Adobe Ingenieros Asociados S.A. de C.V.

Other mines or exploratory shafts within the district are El Durazno (gold/silver), El Aguaje (gold), El Jabali (manganese), La Jarra (gold), El Refugio (gold), Caracahui (copper/gold), Sonora Copper (copper/gold), Las Animas (gold/copper), La Colorada (gold), Libertad (gold) and La Chicharra (placer gold). Production statistics for these mines or exploratory shafts are unavailable and in some cases there is very little published data on these workings.

6.3.2	Timmins Production

The San Francisco mine resumed commercial production in April, 2010. Table 6.2 summarizes production from April, 2010 to the end of December, 2015, by quarter. Ore of lower grade is being stockpiled for leaching at the end of the mine life. Table 6.3 summarizes stockpiled ore from April, 2010 to the end of December, 2015, by quarter.

During July, 2011, Timmins tested the expansion of the crushing system to 15,000 t/d and announced that it was quickly reaching this target.

On December, 2012, a new crushing circuit was installed for processing 5,000 t/d. The equipment initially installed was one jaw crusher, one secondary crusher, two tertiary crushers and two screens. In August, 2013, a new expansion was made at this crushing circuit, installing an additional secondary crusher, along with a screen, for a capacity of 2,000 t/d. Total capacity for the new crushing circuit is 7,000 t/d.

With the original plant equipment and additions mentioned, and some fine tuning that was conducted, the total crushing capacity ran at 22,000 t/d from November, 2013.

On February 12, 2015, Timmins announced that recent diamond drilling confirmed the presence of at least three, high-grade, sub-parallel, gold bearing structures, all of which are located approximately 50 m to 100 m from surface along the south wall of the current pit. Exploration information indicated that the lenses extend up to 300 m along strike and 200 m down dip. In the press release Timmins noted that “the drilling beneath the pit has confirmed our geological theory that the high grade structures are relatively continuous along the south wall of the pit and may extend along strike underneath the ultimate pit design. It also appears that these structures may extend beyond the eastern edge of the pit. The proximity of the mineralization to the existing pit suggests that it may be accessible by means of limited underground development from the current open pit”

In order to investigate the mineralization further, Timmins announced on July 7, 2015, that it had commenced an underground pilot phase to investigate the underground veins that were parallel to the south wall of the San Francisco pit. Timmins noted that “the pilot phase will involve drifting 90 m into the south wall of the pit to access the veins followed by 200 m of lateral drifting to extract 14,000 t of ore”. The pilot phase allowed Timmins to test ground conditions, mining costs, grade and metallurgical recovery of the underground ore. Additionally, the pilot phase will provide efficient platforms for further underground in-fill and exploration drilling.”

The underground pilot phase ceased in September, 2015. The underground program was successful in identifying the continuous nature of the mineralization underground but further drilling will be necessary to fully identify the extent of the mineralization which could be mined via underground workings in this area.

Table 6.2
San Francisco Project, Timmins Annual Production from April, 2010 to the End of July, 2013 by Quarter)

Year	Quarter	Mined Ore* (Dry Tonnes)	Average Grade (g/t Gold)	Processed Ore (Dry Tonnes)	Average Grade (g/t Gold)	Gold Ounces Placed on Leach Pad	Gold Ounces Recoverable	Silver Ounces Recoverable	Gold Ounces Sold	Waste Mined	Strip Ratio	Days in Quarter	Average Ore Mined (tonnes/day)	Average Ore Processed (tonnes/day)	Total Mined (tonnes/day)
2010	April - June	911,319	0.802	905,296	0.718	20,904	14,145	6,050	10,375	4,057,842	4.1	91	10,014	9,948	55,461
	July - September	1,085,845	0.873	1,090,768	0.817	28,667	19,375	8,398	15,685	3,630,021	3.27	92	11,803	11,856	51,524
	October - December	1,222,551	0.972	1,208,677	0.939	36,483	25,034	11,030	20,031	4,498,925	3.54	92	13,289	13,138	62,720
2011	January - March	1,229,043	0.870	1,207,339	0.895	34,743	24,088	10,501	17,020	4,701,677	2.89	90	13,656	13,415	70,289
	April - June	1,268,454	0.907	1,239,075	0.859	34,235	22,138	8,622	16,676	4,239,137	2.57	91	13,939	13,616	64,696
	July - September	1,359,091	0.835	1,364,290	0.804	35,282	22,667	8,640	17,287	5,097,292	2.51	92	14,773	14,829	77,474
	October - December	1,285,035	0.777	1,327,299	0.778	33,195	21,686	11,635	21,524	4,160,488	1.98	92	13,968	14,427	68,023
2012	January - March	1,287,804	0.794	1,255,477	0.772	31,150	19,721	11,740	21,532	3,879,662	1.85	91	14,152	13,796	65,627
	April - June	1,306,312	0.901	1,347,112	0.901	39,028	25,507	14,453	23,203	4,342,495	2.07	91	14,355	14,803	70,776
	July - September	1,423,531	0.893	1,420,414	0.887	40,490	26,075	13,857	25,154	4,210,428	1.86	92	15,473	15,439	70,401
	October - December	1,340,712	0.880	1,493,623	0.819	39,339	24,886	16,203	24,556	5,295,383	2.84	87	14,573	16,235	77,858
2013	January - March	1,713,827	0.817	1,787,262	0.825	47,434	30,501	14,313	28,328	6,375,048	3.02	90	19,043	19,858	94,318
	April - June	1,776,833	0.818	1,848,832	0.814	48,380	31,800	16,124	28,024	6,235,920	2.79	91	19,526	20,317	93,074
	July – September	1,665,064,	0.799	1,815,709	0.771	45,016	29,666	16,228	29,139	5,441,889	2.58	92	18,099	19,736	82,093
	October – December	1,934,903	0.824	2,014,968	0.872	56,504	38,784	21,849	34,166	5,307,526	2.32	92	21,032	21,902	82,519
2014	January - March	2,085,582	0.792	2,122,650	0.760	51,838	34,544	26,648	35,413	5,520,468	2.37	90	23,173	23,585	87,712
	April - June	2,061,943	0.699	2,184,316	0.650	45,616	30,007	23,489	32,932	5,810,088	2.38	91	22,659	24,003	90,891
	July – September	1,949,924	0.571	2,213,740	0.504	35,889	23,783	18,800	26,675	6,208,303	3.08	92	21,195	24,062	89,411
	October – December	1,785,811	0.688	2,101,873	0.563	38,078	24,604	16,327	25,007	6,417,044	3.30	92	19,411	22,846	90,886
2015	January - March	1,974,125	0.581	2,074,788	0.532	35,469	21,473	15,309	24,155	5,997,897	2.87	90	21,935	23,053	89,825
	April - June	2,070,769	0.571	2,252,591	0.527	38,176	23,242	13,041	22,869	7,151,798	3.38	91	22,756	24,754	101,868
	July – September	1,946,848	0.549	2,200,292	0.510	36,072	23,010	10,526	23,387	7,000,474	3.57	92	21,161	23,916	97,428
	October – December	1,711,899	0.487	1,921,060	0.458	28,314	18,084	13,151	22,787	6,857,052	4.00	92	18,608	20,881	93,151
Total		36,397,227	0.751	38,397,451	0.713	880,303	574,820	326,935	545,923	122,436,858	2.75	2,101	17,324	18,276	79,463

*Excluding lower grade ore stockpiled.
Table provided by Timmins Goldcorp Mexico, S.A. de C.V.

Table 6.3
San Francisco Project, Timmins Annual Ore Stockpiled from April, 2010 to the End of December, 2015 by Quarter)

Year	Quarter	Low Grade Stockpile (Dry Tonnes)	Average Grade (g/t Gold)
2010	April - June	77,828	0.366
	July - September	24,324	0.344
	October - December	48,730	0.320
2011	January - March	395,254	0.258
	April - June	379,778	0.276
	July - September	671,185	0.276
	October - December	812,586	0.274
2012	January - March	804,585	0.271
	April - June	791,775	0.252
	July - September	842,973	0.229
	October - December	526,800	0.265
2013	January - March	399,784	0.261
	April - June	456,950	0.248
	July – September	445,603	0.255
	October - December	349,338	0.253
2014	January - March	288,021	0.259
	April - June	399,075	0.245
	July – September	67,598	0.245
	October - December	158,625	0.225
2015	January - March	112,206	0.257
	April - June	47,446	0.283
	July – September	16,030	0.409
	October - December	968	0.328
	TOTAL	8,117,461	0.260

Table provided by Timmins Goldcorp Mexico, S.A. de C.V.

Figure 6.4 is a view of the San Francisco pit during the Micon site visit in July, 2011.
Figure 6.5 is a view of the San Francisco pit during the Micon site visit in August, 2013.
Figure 6.6 is a view of the San Francisco pit during the Micon site visit in February, 2016.
Figure 6.7 is a view of the La Chicharra pit during the Micon site visit in February, 2016.

In order to demonstrate the growth of the San Francisco pit since Timmins resumed mining in 2009, a plan view of the current pit (Figure 6.8) outlining the locations of a longitudinal section (Figure 6.9) and a cross section (Figure 6.10) of the pit have been created showing the annual pit limits in these areas.

Figure 6.4
View of the San Francisco Pit in July, 2011 (Looking West-Northwest)

Figure 6.5
View of the San Francisco Pit in August, 2013 (Looking East-Northeast)

Figure 6.6
View of the San Francisco Pit in February, 2016 (Looking East-Northeast)

Figure 6.7
View of the La Chicharra Pit in February, 2016 (Looking to the East)

Figure 6.8
Plan View of the Current San Francisco Pit Showing the Location of the Longitudinal and Cross-Sections Demonstrating the Growth of the Pit Since 2009

Figure 6.9
Longitudinal Section (3357580 North) Demonstrating the Growth of the San Francisco Pit Since 2009

488000 E
488500 E
488000 E
Looking North
West
East
800 mamm
San Francisco Pit
600
400
200
EVOLUTION OF OPEN PIT PROFILE
Original Pit Limit
December 2009 Pit Limit
December 2010 Pit Limit
December 2011 Pit Limit
December 2012 Pit Limit
December 2013 Pit Limit
December 2014 Pit Limit
December 2015 Pit Limit
Mine Plan 2016
Section North 3357580
Graphic Scale
0
500 m.
Figure provided by Timmins Goldcorp Mexico, S.A. de C.V. Figure dated February, 2016.

Figure 6.10
Cross-Section (488700 East) Demonstrating the Growth of the San Francisco Pit Since 2009

3357000 N
3357500 N
3358000 N
South
Looking West
North
800 msnm
San Francisco Pit
600
400
200
EVOLUTION OF OPEN PIT PROFILE
Original Pit Limit
December 2009 Pit Limit
December 2010 Pit Limit
December 2011 Pit Limit
December 2012 Pit Limit
December 2013 Pit Limit
December 2014 Pit Limit
December 2015 Pit Limit
Mine Plan 2016
Section East 488700
Graphic Scale
0
500 m.

Figure provided by Timmins Goldcorp Mexico, S.A. de C.V. Figure dated February, 2016.

7.0     GEOLOGICAL SETTING AND MINERALIZATION

7.1	REGIONAL GEOLOGY

The following descriptions of the regional geology were extracted from Prenn (1995).

“The San Francisco property is situated in a belt of metamorphic rocks that hosts numerous gold occurrences along the trace of the Mojave-Sonora megashear, which trends southeast from south-central California into Sonora. The megashear is a left-lateral transform fault which became active during the Jurassic period and exhibits up to 800 km of displacement. Deformation along the megashear occurred along with metamorphism (Calmus et al, 1992) and since the formation of the megashear the area has been subjected to both tectonic compressional and tensional forces.”

“The following description is extracted from Silberman (1992). The northwest-trending range-front faults and numerous low-angle shear zones related to thrust or detachment faults are the most common structures. The Mojave-Sonora megashear as defined by Silver and Anderson (1974) is a regional northwest-trending feature. It separates the Precambrian basement rocks of slightly differing ages. The Jurassic rocks which occupy the zone are strongly deformed along low-angle thrust faults and the associated sedimentary rocks are tightly folded. The south-western boundary of the megashear appears to be a major fault that juxtaposes Precambrian basement rocks against the Jurassic magmatic terrane (Anderson and Silver, 1979). Up to 800 km of left lateral movement has been proposed for this shear after the Middle Jurassic period. Others (Jaques et al., 1989) have suggested that the megashear is a Cretaceous thrust front reactivated as a middle Tertiary detachment. The metamorphism in the area has been postulated to have occurred with the megashear or the magmatic activity of the Middle to Late Jurassic periods (Tosdal et al, 1989). However, others propose a close relationship between deformation and the closing of the marginal basin after its subduction below the volcanic arc, or the result of Late Cretaceous or Tertiary compression associated with uplift and low-grade metamorphism (De Jong et al, 1988). Calmus (1992) believes it is unquestionable that a Cretaceous-Tertiary (Larimide) tectonic event occurred but that it is superimposed upon older Nevada and Lower Cretaceous compressional and extensional phases. Many of the Sonoran gold deposits are located at or near the Mojave-Sonora megashear.”

The Basin and Range province, which extends into Sonora from the United States, is characterized by northwest-trending valleys and ranges. Paleozoic rocks, including quartzite and limestone, overlie the Precambrian locally. The valleys are covered and in-filled by recent gravels. See Figure 7.1 for the regional geology map of the San Francisco mine area and location of the San Francisco and La Chicharra pits.

Figure 7.1
Geology of the San Francisco Property

LEGEND
Alluvial
Conglomerate
Tertiary
Lamprophyre
Diorite
Monzonite
Cretaceous
Granodiorite
Limestone, shales and sandstone
(Fm Represo)
Jurassic
(Coyotillo Group)
Vulcanosedimentario ?
Cuarcite
Precambrian
(San Francisco Group)
Pegmatite ?
Leucogranite ?
Gneis and mafic schist
Gneis and felsic schist
Metagabbro
Detachment fault (?)
Regional thrust
Graphic Scale
0
2000 m.
Ki
485,000
490,000
3'365,000 N
3'360,000 N
Precambrian
OLD VETATIERRA
LA VETATIERRA
LA MEXICANA
LAS LOMITAS
LA PLAYA
EL DIEZ
LA TRINCHERA
1A AND 1B
LA VANN
LA PERDIDA
EL SOCORRO
LA ESCONDIDA
TOWN
LA SEVERIANA
Precambrian
Jurassic
LA CHICHARRA PIT
SAN FRANCISCO PIT
N

Figure provided by Timmins Goldcorp Mexico, S.A. de C.V. Figure dated February, 2016.

7.2	PROPERTY GEOLOGY

The San Francisco property lies in a portion of the Mojave-Sonora megashear belt characterized by the presence of Precambrian to Tertiary age rocks represented by different grades of deformation and metamorphism as evidenced in the field by imbricate tectonic laminates. The rocks principally involved in the process of deformation and associated with the gold mineralization in the region are of Precambrian, Jurassic and Cretaceous age.

The oldest rocks within the property are a package of metamorphic rocks which include banded quartz-feldspathic gneiss and augen gneiss, green schist, amphibolite gneiss and some amphibolite and marble lenses (Calmus et al., 1992). All metamorphic rocks exhibit foliation which generally varies in strike direction from between 30° to 72° west and dips to the northeast from 24° to 68°. See Figure 7.2 for a geological map of the San Francisco and La Chicharra mine site.

The metamorphic rocks are intruded by a Tertiary igneous package, which includes leucocratic granite with visible feldspar and quartz, and is porphyritic to gneissic in texture. It appears that the granite was emplaced along low angle northwest-southeast shear zones in the system which developed between an older gabbro and the metamorphic sequence. This is the reason that in some places the granite bodies appear as stratiform lenses that vary in width from centimetres to more than 40 m and are subparallel to the foliation. It is seen however, that the emplacement of leucocratic granite also favours the N30°W fault system, causing the granite to take an elongated form, principally in direction N60°W, but with extensions along the N30°W system.

Besides the gabbro and the granite, dikes of different composition, including diorite, andesite, monzonite and lamprophyre, intrude the metamorphic sequence. In addition, lenses of pegmatite associated with the schist have been mapped, emplaced along the foliation planes, occasionally forming lenses within the gabbro and within the gneiss and on the border of the leucocratic granite bodies. All of the rocks described above form the San Francisco unit which is the most important unit for exploration, with the leucocratic granite being especially significant because it is the primary host rock for gold mineralization.

Mapping of isolated outcrops and geological interpretation of the outcrops demonstrate that the San Francisco unit is extensive within the property, covering a surface area of approximately 100 km2. The unit hosts at least 15 gold occurrences which are considered to be favourable exploration targets, in addition to the known San Francisco and La Chicharra gold deposits.

In the north and south, the San Francisco unit is in contact with the Coyotillo unit which is a weakly metamorphosed package of sandstone, quartzite, phyllite, conglomerate, volcanics and limestones of Jurassic age.

Figure 7.2
San Francisco and La Chicharra Minesite Geology Map

The granitic gneiss containing the mineralization at the San Francisco Project is intensely fractured with a total of five fracture sets having been identified, although there are only two primary sets. One of the primary sets strikes 36° to 60° east and dips northwest 70° to 90°, while the other strikes 64° to 73° west and dips northeast 46° to 66°. The regional fracture sets are generally parallel to major faults and perpendicular to foliation planes.

The main vein systems in the region strike 50° to 80° west with dips ranging from northeast to southwest. These vein systems are the San Francisco, La Playa, El Diez, La Chicharra, and several systems in the La Mexicana area, Area 1B and La Escondida. A secondary system of veins includes the La Trinchera, Casa de Piedra, unnamed veins in portions of Area 1B and the La Mexicana veins which strike 60° to 80° east and dip northwest to southeast. Although the age relation between the two systems is unknown, it is believed that the northeast system is probably later stage.

The metamorphic foliation in the San Francisco deposit primarily strikes 78° west and dips to the northeast at 68°. Regionally the foliation is variable, generally ranging from east-west to 60° west with varying dips to the northest.

The original bedding is recognized in the metavolcanic-sedimentary rocks to the south at Cerro La Bajarita, and is variable with strikes ranging from 70° to 80° west and dips to the north. The sedimentary beds of the Represo Formation in the northern portion of the property strike 60° to 70° west and dip to the northeast.

Dikes of intermediate composition in the Project area strike predominantly 63° west and dip to the northeast at 58°. Several dikes are intruded along planes of foliation, and others cut foliation of the metamorphic units. In the Sierra La Vetatierra mountains in the northern portion of the Project, dikes strike 60° to the east, dip to the northwest, and represent a later system of fractures.

Metamorphic folds, including isoclinal, open symmetrical and kink folds, have been described, but no systematic description of folds has been found in the literature.

7.2.1	Geology of the La Chicharra Pit

The La Chicharra pit is located 2 km west of the San Francisco pit. Discovered by Geomaque in the late 1990’s, it is estimated that approximately 37,000 oz of gold were extracted and processed during Geomaque’s last year of operations.

The discovery of this deposit was the consequence of exploration programs comprised of magnetic ground surveys and soil geochemistry, using both conventional soil sampling and MMI techniques. In both cases, samples returned very high values for the main mineralized zone in an area of low magnetics. Trenches were excavated to conduct chip sampling which confirmed the presence of gold mineralization in the bedrock and drilling delineated a deposit with a resource of 60,000 to 70,000 oz of gold.

The geology of the La Chicharra deposit, although it is hosted in the San Francisco group, differs from the geology found in the San Francisco pit (Figure 7.2) . While the geology consists of quartz-feldspar gneiss, pegmatite, schist, granite and gabbro, the mineralization is hosted principally in gabbro. The gabbro has a very sheared appearance, almost like a breccia, comprised of large fragments with lenses of pegmatite between the fragments. Due to the shearing process, the blocks of gabbro are highly fractured and the fractures are filled with quartz veins and veinlets. The gold mineralization is hosted by the pegmatite lenses and in the veins and veinlets within the gabbro. The limits of the mineralized gabbro are very well delineated by the shear zones, at both the hanging wall and footwall. This geological control allowed for better operational planning during the exploitation by Geomaque.

The gabbro at La Chicharra is different from the gabbro bodies at the San Francisco mine, as it contains no magnetic minerals which are generally produced by the destruction of the original minerals contained within the gabbro during the tectonic and mineralization processes. As well, due to strong shearing, the minerals are oxidized. The gabbro is a tabular body dipping to the northeast at approximately 30 to 40° and striking approximately 60° west, with the mineralization potentially open both along strike and down dip.

Timmins completed a program of core drilling seeking the extension of mineralization down dip and along strike, and confirming continuity for the first 150 m from the northern limit of the pit, with the mineralization open in the northwest direction towards La Severiana.

Structurally, all of the metamorphic and igneous interpretation is based on the High Resolution Air Magnetics which indicate a regional lineament varying in direction from 60° to 30° to the west. The gold deposits are located in the southern portion on each side of this main lineament, and are related to the extension faulting of the system west-northwest and west-east. Other grassroots gold targets are located along this lineament, related to quartz veins with gold mineralization emplaced along the shear zones of the system to the west-northwest and west-east

Figure 7.3 is a view of the La Chicharra pit looking towards the southwest and showing the lineament.

7.3	MINERALIZATION

The San Francisco property is located within the Sierra Madre Occidental metallogenic province which extends along western Mexico from the state of Sonora, south to the state of Jalisco. In the state of Sonora, the most important metal produced in the Sierra Madre province is copper, with the Cananea porphyry copper deposit being the most well-known. Gold and silver projects are next in importance and are hosted mainly in sedimentary rocks and brecciated volcanic domes.

Figure 7.3
La Chicharra Pit Looking Southwest showing the Lineament

At the San Francisco Project, gold occurs principally as free gold and as electrum occasionally. Gold is found, in decreasing abundance, with goethite after pyrite, with pyrite and, to a much lesser extent, with quartz, galena and petzite (Ag3AuTe2). Although it is clear that the gold was deposited at the same time as the sulphides, the paragenetic relationships are not well understood. There is the possibility that some secondary remobilization may have occurred as evidenced by minor amounts of gold occurring in irregular forms along with or on top of drusy quartz (Prenn, 1995).

The gold occurs in a granitic gneiss and the presence of pyrite (or goethite after pyrite) may be an indication of gold. Stockwork quartz veinlets, some with tourmaline, also exist in the mineralized zone. However, the presence of quartz, even with tourmaline, is not necessarily an indication of the presence of gold. Quartz veinlets with tourmaline but without gold mineralization were found hundreds of metres away from the San Francisco deposit. Alvarez (in Prenn, 1995) suggested that some tourmaline was part of the mineralizing system, but could be distinguished from the tourmaline found elsewhere.

The relationship between the quartz and tourmaline at the Project is not well understood, though at least one event is closely related to the gold mineralization. Calmus (1992) and Perez (1992) described the gold as being in quartz, acicular tourmaline, and albite veins and breccias. It was noted (Perez, 1992) that two types of tourmaline exist: schorl and dravite, but these are difficult to distinguish. There is some suggestion that a more greenish tourmaline is associated with the San Francisco zone while the black tourmaline (schorl) is generally barren of gold. If this can be verified, it could become a valuable exploration tool for the region. Horner (in Prenn, 1995) also noted the possibility of two or more types of tourmaline in the cobbles sampled in the stream beds. Horner believes that only one set of the tourmaline veins is associated with the gold and suggests that bismuth is also associated with one tourmaline quartz vein event.

Other metallic minerals associated with the deposit include trace to small amounts of chalcopyrite, galena, sphalerite, covelite, bornite, argentite-acanthite and pyrrhotite. Trace amounts of molybdenite and wulfenite have also been reported. Metal mineralization is low, with copper reaching into the hundreds of ppm, arsenic reaching about 100 ppm, and antimony rarely over 10 ppm. Petzite was recognized but tellurium values rarely reached 10 ppm. The mineral relationships, the possibility of associated tourmaline, and the style of mineralization suggest that the San Francisco deposit might be of mesothermal origin (see Prenn, 1995 for discussion). Others have suggested the same genesis based on these and other factors, including fluid inclusion studies (in Prenn, 1995).

The San Francisco deposits are roughly tabular with multiple phases of gold mineralization. The deposits strike 60° west to 65° west, dip to the northeast, range in thickness from 4 to 50 m, extend over 1,500 m along strike and are open ended. The San Francisco deposits consisted of the El Manto, the San Francisco, the En Medio and the El Polvorin deposits. All of these deposits were later incorporated into the main San Francisco pit. The El Manto deposit (north pit), to the north of the San Francisco (main pit), is tabular, strikes 65° west, dips relatively shallowly to the northeast, and ranges in thickness from 5 to 35 m. The En Medio (in the main pit north of San Francisco) strikes 60° west, dips to the northeast and varies in thickness from 4 to 20 m. The El Polvorin (west pit) is a northwest extension of the San Francisco mineralization which strikes 65° west, dips moderately to the northeast and ranges in thickness from 4 to 20 m.

Alteration related to the mineralization consists of negligible to locally intense sericitization, course-grained pyritization and rare local silicification. This alteration forms a halo extending a few metres from the mineral deposits, but may also be absent. Supergene alteration consisting of oxidation of pyrite to goethite is common. Additionally, there is supergene alteration of feldspar to kaolin and sericite.

Analysis by Geomaque of 110 samples in seven mineralized zones showed a silver/gold ratio of less than 1 to 10, with very low values of zinc, copper, molybdenum, bismuth, antimony and mercury. Lead is occasionally high, but not above 1% while gold shows a good correlation locally with arsenic and lead. However, none of the other elements is a good indicator for gold.

7.4	OTHER PROJECTS WITHIN THE SAN FRANCISCO PROPERTY

7.4.1	El Durazno Project

El Durazno is located approximately 12 km north of San Francisco mine. The geology is dominated by the El Claro granitoid intrusion and sediments of the El Represo Formation. The El Claro intrusion is large mass of medium to fine biotite granodiorite intruded by series of monzonite, biotite granite, andesites, diorite and lamprophire dikes trending northwest. The large mass of biotite granodiorite was dated by Poulsen et. al., (2008) using U-Pb in zircon giving an age of 66.0 ± 2.0 Ma.

The biotite granodiorite is cross-cut by multiple major high angle platey foliate structures trending to the northwest which contain quartz-tourmaline with minor sulphides and gold mineralization. The intrusive hosted foliate structures can vary in thickness from a quarter metre to several metres. The structures are preferentially altered and mineralized, carrying sericite (greisen), pyrite, quartz and tourmaline. Where the structures are located, it is common to find signs of past prospecting, and they are geochemically anomalous in gold, silver, lead, tellurium, molybdenum and bismuth.

The main structural feature is the El Durazno fault which lies at the contact between the sedimentary rocks and biotite granodiorite. The foliated N60°W shear zones are more likely evidence of faulting along the east margin of the intrusive, although foliated shear zones have been found all around the intrusion in lesser abundance.

Mineralized areas usually occur as quartz veins relatively near the contacts of the El Claro intrusive and more often within the intrusive. The mineralogy of the veins is primarily quartz-tourmaline with a low sulphur content of less than 0.5% . Closer to the contact with the sediments, a number of quartz-sericite (greisen) veins in the more central parts of the intrusive have been identified. Structurally there are four groups of veins and veinlets within the granitoid El Claro:

1)

One group of veins belongs to the thicker quartz-tourmaline veins in the area which occasionally reach widths greater than 1 metre, have a general N55°W trend and dip to the northeast similar to the monzonitic, diorite, lamprophire and andesitic dikes. These veins are associated with ductile shear zones. The mineral lineation observed in the granite foliation plane has a strike of N50°W and the tourmaline crystals strike N52°W, indicating that emplacement of this first generation of veins is contemporary with the ductile deformation.

2)

The second group of veins have thicknesses of less than half a metre, with a general strike of N40° to 50°E, and are also located in areas with ductile shear zones occurring mainly at the area known as El Pinto.

3)

The third group of veins apparently are emplaced in a ductile-brittle deformation environment, developing sheeted veins with thicknesses less than one centimetre within the intrusive. The general trend of the sheeted veins is N15° to 25°W.

4)

The fourth, poorly represented group of veins strike N65° to 80°E, are located primarily in the central part of the El Claro intrusive and are characterized by quartz- sericite (greisen)-pyrite, with a general trend of N60°W. This last type of veins is very poor in gold with local values up to 0.1 g/t Au, but with high anomalous values of tungsten and molybdenum.

The contact between the granite and Cretaceous sediments is characterized by the development of an alteration zone of quartz-epidote-chlorite-garnet skarn and locally forms low grade metamorphism of the hornfels type. Although quartz gold bearing veins are not very common in sediments, they occur locally in conjunction with a high content of sulphides.

7.4.2	Vetatierra Project

The Vetatierra Project is located approximately 8 km north of the San Francisco mine. It is a very early stage exploration project and its geology is dominated by detritic sediments of the El Represo Formation, intruded by small stocks of fine grained dioritic intrusions and diorite dikes. A sequence of fine grained sandstones, shales, medium bedded conglomerates and locally lenticular limestones commonly trending east-west and dipping to the north. These represent the majority of the rock types at the Vetatierra Project. This sequence is intruded by a diorite stock that covers an area of 600 m by 200 m, oriented to the northeast. Both sequences are cut by a series of dioritic dikes oriented NE 50° to 80°. Locally, the contacts between the sediments and diorite intrusion develop an alteration halo, forming low grade metamorphic rocks as hornfels or slate types.

The sediments are cut by multiple major high angle platey foliated structures, with a preferential northeast trend, at the southwestern portion of the project. The sediments host foliated structures that vary in thickness from a quarter metre to several metres which have been interpreted as shear zones. Low-angle brecciated faults have been interpreted to be located on the south side of this area. This has been interpreted as a possible structural contact between the San Francisco Precambrian rocks and the Cretaceous sediments of the Represo Formation.

The sequence of sediments and diorite stock has been cut by a number of quartz-tourmaline and quartz veins trending east-northeast, which occuring within the diorite stock and all the surrounding areas. At least 3 groups of veins have been noted:

1)	A group of low angle quartz-tourmaline veins trending west-northwest to east northeast, dipping to the north and varying in thickness from a centimetre to over a metre.

2)	A group of high angle quartz-tourmaline veins and veinlets, trending northwest and dipping to north.

3)	A group of veinlets with less than 1 cm thickness and trending northwest, but dipping to the south.

The diorite intrusion appears to be the most favourable rock to host the gold bearing quartz-tourmaline veins in the Project area, due the better reactivity and competency of the rock.

West of the diorite stock, a series of conglomerate lenses outcrop which shows a strong silicification and oxidation, with local quartz veinlets. The conglomerate covers an area of 300 metres by 150 metres.

8.0     DEPOSIT TYPES

At the San Francisco Project, Timmins is targeting large volume, low grade disseminated gold deposits contained within leucocratic granite, granite-gneiss and gneiss and schist horizons. Leucocratic granite and gneiss are the main rocks hosting the gold mineralization.

The gold mineralization occurs in a series of west-northwest to east-northeast trending quartz-tourmaline veins and veinlets that lie sub-parallel to the local lithology and foliation trends, dipping to the southwest, within the more brittle rocks such as the leucocratic granite and more felsic lithologies within the Precambrian sequence. Extensive studies of the veins and alteration describe the mineralization as mesothermal/orogenic in style, but with a potential link to magmatic fluids and an intrusive source (Calmus et al., 1992; Luna and Gastelum, 1992; Perez Segura, 1992; Perezsegura et al., 1996; Perez Segura, 2008; Albinson, 1997; Poulsen and Mortensen, 2008).

Micon has conducted a number of discussions with Timmins personnel during its site visits to the mine and in Hermosillo and notes that the exploration programs at the San Francisco Project are planned and executed on the basis of the deposit models discussed above. Micon has also observed the various stages of the drilling programs during a number of site visits at the San Francisco Project since 2005 and notes that those programs have always been conducted according to the deposit model which has been proposed for the Project.

9.0     EXPLORATION

The details of Timmins previous 2006 to June, 2013 exploration programs were discussed in Micon’s previous Technical Reports for the San Francisco gold mine and are summarized in Section 6 of this report. The discussions in this section will be confined to the work conducted by Timmins between July, 2013 and December, 2015.

9.1	2013 TO 2015 EXPLORATION PROGRAMS (SAN FRANCISCO AND LA CHICHARRA DEPOSITS)

From July, 2013 to December, 2015, very little exploration has been conducted around the San Francisco and La Chicharra deposits. This is primarily because Timmins focused most of its exploration efforts on fully exploring the area immediately surrounding the pits prior to the publication of the 2013 Technical Report. Timmins has generally decreased the exploration budgets due to the continuing decline in the gold price since 2013.

Table 9.1 summarizes the mine expenditures for the exploration programs at the San Francisco Project from July, 2013 to December, 2015.

Table 9.1
Summary of the Exploration Expenditures for the Period July, 2013 to December, 2015

Item	CONCEPT	2013	2014	2015	Total
1	Salaries and consulting fees	831,109	2,025,395	1,250,788	4,107,292
2	Drilling	-	2,666,148	768,440	3,434,588
3	Surface rights	-	-	550,603	550,603
4	Mining Taxes	39	870,650	887,930	1,758,619
5	Acquisition Cost	-	-	-	-
6	Assaying	13,137	874,054	98,492	985,683
7	Exploration Expenses	15,849	432,990	80,769	497,910
8	Camp and accommodation	7,685	18,037	21,878	47,600
9	Claim staking	-	-	-	-
10	Property investigation	-	-	-	-
11	Legal fees	14,186	30,291	18,918	63,395
12	Travel	21,282	43,055	14,265	78,602
13	Telecommunications	-	-	-	-
14	Drafting, reporting, reproduction and maps	-	-	-	-
15	Other	-	1,105	22,378	23,483
16	Office expenses	93,561	189,669	158,134	441,364
17	Engineering and feasibility	-	-	-	-
18	Equipment rental	-	-	-	-
19	Insurance and labor related taxes	-	-	-	-
20	Trenching and Road Work	-	-	-	-
21	Geophysical surveying	-	-	-	-
22	Promotion	-	-	-	-
24	Land	-	-	-	-
	Total per Year	965,150	7,151,394	3,872,595	11,989,139

Table provided by Timmins Goldcorp Mexico, S.A. de C.V.

While Table 9.1 generally appears to indicate an increase in exploration expenditures since 2013, it is only because the expenditures include the 2014 to 2015 in-fill drilling in the San Francisco pit, the 2014 condemnation drilling for the new leach cells, land use change fees for leach pads and southwest waste pads (USD 550,603), as well as the mining taxes for the concessions. In some instances, the in-fill pit and the condemnation drilling, land use change fees and land use mining taxes would not necessarily be considered exploration expenditures but rather mining expenditures related to grade control and infrastructure. However, when compared to the exploration expenditures of USD 39,498,426 for the period from July, 2011 to July, 2013 contained in the last report the reduction in expenditures is actually substantial.

Details of the in-fill and condemnation drilling programs are outlined in Section 10 of this report.

9.2	EL DURAZNO, VETATIERRA, 1 B AREA AND LA PIMA PROJECTS

Timmins has begun to explore the other mineralized areas located on the San Francisco property. The El Durazno and Vetatierra Projects located 12 km and 8 km north of the San Francisco Project, respectively, were first discussed in the previous 2013 Technical Report. The 1B Area and La Pima Projects are 3.2 km and 25 km north of the San Francisco Project, respectively.

9.2.1	El Durazno Project

The El Durazno Project is located approximately 12 km north of the San Francisco mine and is contained within the confines of the San Francisco property. No exploration has been conducted at the El Durazno Project since the previous Technical Report was published.

9.2.2	Vetatierra Project

The early stage Vetatierra Project is located approximately 8 km north of the San Francisco mine and is contained within the confines of the San Francisco property. Mapping and chip sampling was conducted on the Vetatierra Project and the results were briefly discussed in the previous 2013 report.

In 2014, Timmins conducted a drilling program comprised of 4 reverse circulation (RC) and 6 diamond drilling (core) holes on the Vetatierra Project. The RC drilling totalled 1,197.86 m and the core drilling totalled 2,311.3 m for a combined total of 3,509.16 m. Details of the drilling program at the Vetatierra Project are discussed in detail in Section 10 of this report.

9.2.3	1B Area Project

The 1B area is located 3.2 km north of the San Francisco pit. Geological mapping indicates that a pair of shear zones, containing gold mineralization, are exposed at surface. The shear zones are approximately 300 m apart in this area, which appears to be the widest portion of a broader zone with the shear zones corresponding to both the foot and hangingwall, respectively. In 2014, Timmins scheduled a preliminary drilling program for this area to better understand how the gold mineralization was related to the low angle highly oxidized shear zone hosted quartz veining in the local granitic rocks. Surface rock sampling returned up to 4.50 g/ton gold, south of the shear zone over what is interpreted to be the eroded footwall of the shear zone.

The drilling program was comprised of 57 RC holes totalling 8,040.40 m and 3 core holes totalling 758.7 m

Details of the drilling program at the 1B Area Project are discussed in detail in Section 10 of this report.

9.2.4	La Pima Project

The early stage La Pima Project is located approximately 25 km north of San Francisco mine within the San Francisco property.

The mineralization within the La Pima Project is related to structurally controlled hydrothermal Ba-Ca-Ag-Pb-Zn breccias with over a 2.5 km strike length that are hosted in fossiliferous limestones of Cretaceous age. Artisanal mines and diggings have been developed within the limestone beds.

Four main exploration targets were identified within the project area: West Target (WT), Central Target (CT), North Target (NT) and Pima Mine Target (PMT). At the PMT, artisanal underground workings were developed early in the 1900’s along two main structures (NE 50° and NW 20°). The developed workings stretch over 100 m in length with a maximum width of 10 m and are 60 m deep. The NT is in a flat area north of the PMT and is approximately 85% covered by alluvial material containing small outcrops of interbedded siltstones and sandstones and Ba-Ca breccia’s with anomalous values of Ag-Pb-Zn. The CT and WT areas have a geological, structural and mineralization signature very similar to the PMT.

Initial surface sampling returned significant silver values, with a few samples yielding values of over 1 kg/ton Ag from both surface and underground. The chip channel surface sample No. 7894 returned 2,103.52 g/ton Ag with no significant values of Pb and Zn. The underground chip channel sample No. 5951 returned 1,026.6 g/ton Ag, 2.05% Pb and 0.50% Zn. An additional 845 samples were taken from the other targets including underground sampling.

Rock samples were submitted to San Francisco mine laboratory and were analyzed by fire assay and atomic absorption. 215 pulp samples were submitted to ALS Minerals laboratory (ALS) as assay checks and the results showed slightly lower values in the same assays as those reported by the San Francisco mine laboratory. Once the variation in assay values were tabulated Timmins decided that all of the samples should be reassayed and that the values from ALS were used as the correct numbers.

Figure 9.1 is a geological plan view of the La Pima Project showing the target areas under investigation. Figure 9.2 is a closer view of the geological plan for the La Pima mine target. Figure 9.3 is a longitudinal section demonstrating the extent of the artisanal workings from the early 1900’s within the mineralized zone.

Figure 9.1
Geological Map of the La Pima Project Showing the Locations of the Exploration Targets

9.3	MICON COMMENTS

Micon has reviewed Timmins exploration programs and has visited the exploration sites, as well as discussing the exploration programs, procedures and practices with Timmins personnel during the various site visits to the San Francisco Project. Micon believes that the exploration programs are managed according to the Exploration Best Practice Guidelines, as established by the CIM in August, 2000.

Figure 9.2
Geological Map of the La Pima Mine Exploration Target and the Location of the Longitudinal Section

Figure 9.3
Longitudinal Section Across the La Pima Mine Exploration Target Showing the Artisanal Workings in the Mineralized Zone

10.0     DRILLING

The details of Timmins previous July, 2011 and July, 2013 drilling campaigns were discussed in Micon’s previous 2013 Technical Report for the San Francisco gold mine and are summarized, for the most part, in Section 6 of this report. The discussion in this section will be confined to the drilling conducted by Timmins between January, 2014 and December, 2015.

10.1	DRILL TYPES AT THE SAN FRANCISCO PROJECT

Three types of drilling are used for exploration at the San Francisco Project:

1)	Percussion rotary air blast (RAB) drilling.
2)	Reverse circulation (RC) drilling.
3)	Diamond core drilling.

10.1.1	Percussion Rotary Air Blast (RAB) Drilling

RAB drilling is also known as a down-the-hole drilling. The drill uses a pneumatic reciprocating piston-driven hammer to drive a heavy drill bit into the rock. The drill bit is hollow steel and has approximately 20 mm thick tungsten rods protruding from the steel matrix as buttons. The tungsten buttons are the cutting face of the bit.

The cuttings are blown up the outside of the rods and collected at surface. Air or a combination of air and foam lift the cuttings from the drill hole.

RAB drilling is used primarily for mineral exploration, water bore drilling and blasthole drilling in mines, as well as for other applications. RAB drilling produces lower quality samples because the cuttings are blown up the outside of the rods and can be contaminated from contact with other rock types.

The use of high-powered air compressors can allow drilling of a deeper hole up to approximately 1,250 m.

RAB drilling was conducted on the San Francisco Project between January, 2014 and December, 2014. However, the results of RAB drilling have not been used in the estimation of the mineral resources and reserves discussed herein or in any of the previous Micon Technical Reports.

10.1.2	Reverse Circulation (RC) Drilling

RC drilling uses hardened steel or tungsten blades to bore a hole into unconsolidated ground. The drill bit has three blades arranged around the bit head. The rods are hollow and contain an inner tube inside the hollow outer rod barrel.

The drilling mechanism is a pneumatic reciprocating piston known as a hammer, driving a tungsten-steel drill bit. RC drilling utilizes large rigs and machinery and depths of up to 500 m are routinely achieved. RC drilling ideally produces dry rock chips, as large air compressors dry the rock ahead of the advancing drill bit. RC drilling is slower and costlier but achieves better penetration than RAB drilling; it is less expensive than diamond coring and is thus preferred for most mineral exploration work.

Reverse circulation is achieved by blowing air down the rods, with the differential pressure creating air lift of the water and cuttings up the inner tube. The cuttings reach the bell at the top of the hole, then move through a sample hose which is attached to the top of the cyclone. The drill cuttings travel around the inside of the cyclone until they fall through an opening at the bottom and are collected in a sample bag or pail.

Although RC drilling is air-powered, water is also used, to reduce dust, keep the drill bit cool, and assist in pushing the cuttings back upwards. A drilling mud is mixed with water and pumped into the rod string, down the hole. When the drill reaches hard rock, a collar is put down the hole around the rods. Collaring a hole prevents the walls from caving in and bogging the rod string at the top of the hole.

Figure 10.1 is a view of one of the RC drill rigs in operation in the San Francisco pit during the Micon site visit in July, 2011.

Figure 10.1
RC Drilling in the San Francisco Pit in July, 2011

10.1.3	Diamond Core Drilling

Diamond core drilling utilizes an annular diamond-impregnated drill bit attached to the end of hollow drill rods to cut a cylindrical core of solid rock. The diamonds used are fine to microfine industrial grade diamonds. They are set within a matrix of varying hardness, from brass to high-grade steel. Holes within the bit allow water to be delivered to the cutting face.

Core samples are retrieved via the use of a lifter tube, a hollow tube lowered inside the rod string by a winch cable until it stops inside the core barrel. As drilling proceeds, the core barrel slides over the core as it is cut. The winch is then retracted, pulling the core barrel to the surface.

Once the core barrel is removed from the hole, the core is removed and catalogued. The core is washed, measured and broken into smaller pieces to make it fit into the sample trays.

Diamond rigs can also be part of a multi-combination rig. Multi-combination rigs are capable of operating in either an RC or diamond drilling mode (though not at the same time). This is a common scenario where exploration drilling is being performed in an isolated location.

Figure 10.2 is a view of a core diamond drilling set-up southeast of the San Francisco pit during Micon’s site visit in July, 2011.

Figure 10.2
Diamond Drill Rig Set-Up on a Drill Hole Southeast of the San Francisco Pit

10.2	EXPLORATION DRILLING 2014 TO 2015 AT THE SAN FRANCISCO MINE

A total of 6,783.75 m in 63 RC holes were drilled between 2014 and 2015 as part of the San Francisco mine in-fill drilling program on Phase 3 and Phase 4 East and Phase 4 down. The aim of both drill programs was to confirm the gold mineralization in the short term mine plan as well as reduce the drilling spacing and confirm the mineralization reported by the historical drill holes.

An exploration/in-fill drill program (Phase 5) was executed on the south wall of the San Francisco pit with the aim of exploring the continuity of the gold mineralization below Phase 3. An in-fill drill program on the south wall was also conducted to partly identify the extent of the high grade gold mineralization related to two main structures that could potentially be extracted using underground mining methods. Thirty one RC holes totalling 4,376.92 m and 20 core holes totalling 2,185.300 m were drilled on south wall of the San Francisco pit.

A program of RC condemnation drilling was conducted in 2014 on the western side of the existing leach pads. The program consisted of 21 holes totalling 3,642 m. The assay results for this program did not indicate any economic gold intersections in this area.

Figure 10.3 is a plan view of the various in-fill drilling programs conducted within the San Francisco pit during 2014. Figure 10.4 is a location plan of the RC condemnation drilling.

Figure 10.3
Plan View of the Various 2014 In-fill Drilling Programs within the San Francisco Pit

Figure 10.4
Location Plan of the 2014 Condemnation Drilling Program

10.2.1	2014 In-fill RC Drilling on Phase 3 from Bench 530

A program of 15 RC drill holes were distributed along a strike distance of 160 m spaced every 20 m from Section 660W to Section 820W at the bottom of the San Francisco pit on benches 530 to 536. The program totalled 1,100 m and Table 10.1 summarizes the location and significant assays for the RC drilling on Phase 3 from benches 530 to 536.

Table 10.1
Summary of the Location and Significant Assays for the RC Drilling on Phase 3 from Bench 530 to 536

Drill Hole Number	Depth (m)	Angle	Az	Section Line	North Coordinate	Bench (Elev)		Mineral Drill Intersections
								From (m)	To (m)	True Width (m)	Au g/t
TF-3573	51.82	-70°	205°	680 W	750	536		0.00	12.19	12.19	0.601
							includes	9.14	10.67	1.52	2.021
								15.24	16.76	1.52	0.155
								25.91	27.43	1.52	12.400
								48.77	51.82	3.05	0.368
TF-3574	51.82	-70°	205°	720 W	725	536		25.91	27.43	1.52	0.877
TF-3575	82.30	-70°	205°	820 W	835	536		0.00	1.52	1.52	0.326

Drill Hole Number	Depth (m)	Angle	Az	Section Line	North Coordinate	Bench (Elev)	Mineral Drill Intersections
								From (m)	To (m)	True Width (m)	Au g/t
								16.76	35.05	18.29	1.087
							includes	18.29	19.81	1.52	3.208
								38.10	39.62	1.52	0.154
								42.67	44.20	1.52	0.290
								45.72	48.77	3.05	0.161
								50.29	76.20	25.91	0.305
TF-3576	70.10	-70°	205°	800 W	825	536		7.62	25.91	18.29	0.324
								33.53	39.62	6.10	0.853
								44.20	56.39	12.19	0.249
								60.96	70.10	9.14	0.376
TF-3577	82.30	-70°	205°	820 W	810	536		0.00	35.05	35.05	0.580
								38.10	39.62	1.52	0.118
								41.15	42.67	1.52	0.848
								45.72	48.77	3.05	0.879
							includes	45.72	47.24	1.52	2.022
								53.34	67.06	13.72	0.529
							includes	60.96	62.48	1.52	2.092
								70.10	80.77	10.67	0.486
TF-3578	100.58	-70°	205°	660 W	810	536		0.00	1.52	1.52	0.261
								18.29	19.81	1.52	0.183
								30.48	32.00	1.52	0.171
								91.44	99.06	7.62	1.350
							includes	96.01	97.54	1.52	2.827
TF-3579	100.58	-90°	0°	680 W	815	536		3.05	6.10	3.05	0.302
								22.86	39.62	16.76	2.053
							includes	27.43	28.96	1.52	7.032
							includes	33.53	39.62	6.10	3.378
								45.72	47.24	1.52	0.150
								48.77	56.39	7.62	0.577
								67.06	71.63	4.57	0.351
								77.72	79.25	1.52	0.163
TF-3580	100.58	-70°	205°	700 W	825	536		0.00	3.05	3.05	0.533
								12.19	13.72	1.52	0.139
								15.24	16.76	1.52	0.122
								35.05	36.58	1.52	0.156
								39.62	41.15	1.52	0.127
								44.20	45.72	1.52	0.220
								51.82	76.20	24.38	0.771
							includes	53.34	54.86	1.52	2.498
								94.49	97.54	3.05	0.172
TF-3581	82.30	-70°	205°	720 W	802	536		4.57	6.10	1.52	0.116
								12.19	21.34	9.14	1.647
							includes	12.19	15.24	3.05	5.320
								25.91	30.48	4.57	0.423
								36.58	76.20	39.62	1.236
							includes	42.67	44.20	1.52	5.782
							includes	54.86	57.91	3.05	2.363

Drill Hole Number	Depth (m)	Angle	Az	Section Line	North Coordinate	Bench (Elev)	Mineral Drill Intersections
								From (m)	To (m)	True Width (m)	Au g/t
							includes	59.44	60.96	1.52	4.320
								65.53	68.58	3.05	2.564
TF-3582	91.44	-90°	0°	740 W	825	536		0.00	21.34	21.34	0.628
							includes	18.29	19.81	1.52	3.218
								28.96	30.48	1.52	0.334
								54.86	68.58	13.72	0.378
								74.68	91.44	16.76	0.547
TF-3583	70.10	-70°	205°	760 W	800	536		7.62	9.14	1.52	0.987
								28.96	36.58	7.62	0.698
								41.15	42.67	1.52	1.115
								45.72	70.10	24.38	0.527
							includes	67.06	68.58	1.52	3.546
TF-3584	70.10	-90°	0°	780 W	816	536		0.00	21.34	21.34	1.058
							includes	6.10	7.62	1.52	3.659
							includes	9.14	13.72	4.57	1.469
								24.38	25.91	1.52	0.724
								41.15	42.67	1.52	0.351
								45.72	70.10	24.38	0.491
							includes	68.58	70.10	1.52	2.804
TF-3585	60.96	-70°	205°	800 W	765	536		0.00	22.86	22.86	0.423
								47.24	57.91	10.67	2.166
							includes	51.82	53.34	1.52	10.700
							includes	54.86	57.91	3.05	3.704
TF-3586	42.67	-70°	205°	740 W	732	536		6.10	10.67	4.57	10.903
							includes	6.10	9.14	3.05	16.122
								30.48	33.53	3.05	2.175
							includes	30.48	32.00	1.52	3.005
TF-3587	42.67	-90°	0°	760 W	725	536		10.67	12.19	1.52	0.307
								39.62	41.15	1.52	1.684

Table provided by Timmins Goldcorp Mexico, S.A. de C.V.

10.2.2	2014 In-fill RC Drilling on Phase 4 from Bench 650

A drilling program was initiated on Phase 4 with the same objectives as the previous program on benches 530 to 536. The drill program consisted of 27 RC holes totalling 3,547 m which were distributed from Section 280W to Section 740W on bench 650, as indicated in Figure 10.3.

Table 10.2 summarizes the location and significant assays for this drilling. The table contains all of the mineral intersections on Phase 4 east, as this completes the overview of the results from the drilling during November, 2014. The results confirmed that the mineralization is in agreement with the existing block model and results of the July, 2013 resource estimation for that portion of the San Francisco mineral deposit.

Table 10.2
Summary of the Location and Significant Assays for the RC Drilling on Phase 4 from Bench 650

Drill Hole Number	Depth (m)	Angle	Az	Section Line	North Coordinate	Bench (Elev)	Mineral Drill Intersections
								From (m)	To (m)	True Width (m)	Au g/t
TF-3597	121.92	70	205	440W	960	650		15.24	16.76	1.52	0.271
								50.29	51.82	1.52	0.401
								91.44	100.58	9.14	0.410
								106.68	109.73	3.05	0.442
TF-3598	170.69	90	0	280W	900	650		18.29	24.38	6.10	0.201
								35.05	48.77	13.72	0.907
							includes	38.10	39.62	1.52	2.133
								108.20	112.78	4.57	0.941
								126.49	131.06	4.57	0.235
								141.73	149.35	7.62	2.826
							includes	146.30	149.35	3.05	6.451
TF-3599	124.97	70	205	400W	960	650		21.34	22.86	1.52	0.217
								36.58	41.15	4.57	0.312
TF-3600	131.06	70	205	440W	910	650		1.52	22.86	21.34	0.736
							includes	1.52	3.05	1.52	4.025
							includes	13.72	15.24	1.52	3.177
								36.58	38.10	1.52	0.275
								88.39	97.54	9.14	0.332
TF-3601	91.44	70	205	360W	950	650		22.86	24.38	1.52	0.214
								56.39	67.06	10.67	1.506
							includes	62.48	64.01	1.52	8.887
TF-3602	70.10	80	205	320W	850	650		54.86	56.39	1.52	0.265
								65.53	67.06	1.52	0.242
TF-3603	109.73	70	205	360W	860	650		9.14	10.67	1.52	0.225
								16.76	18.29	1.52	2.062
								91.44	94.49	3.05	0.204
								105.16	108.20	3.05	0.325
TF-3604	91.44	90	0	340W	925	650		19.81	24.38	4.57	0.364
								42.67	50.29	7.62	0.422
TF-3605	82.3	70	205	340W	900	650		0.00	3.05	3.05	0.609
								21.34	27.43	6.10	0.464
TF-3606	131.06	70	205	560W	1060	650		9.14	15.24	6.10	0.283
								27.43	28.96	1.52	0.564
								32.00	45.72	13.72	1.019
							includes	33.53	38.10	4.57	2.953
								54.86	59.44	4.57	0.877
								70.10	73.15	3.05	0.623
								88.39	89.92	1.52	0.202
TF-3607	91.44	70	205	540W	1050	650		12.19	21.34	9.14	0.503
								24.38	28.96	4.57	0.688
								39.62	53.34	13.72	0.830
								79.25	80.77	1.52	0.281
TF-3608	100.58	70	205	380W	950	650		19.81	21.34	1.52	0.216

Drill Hole Number	Depth (m)	Angle	Az	Section Line	North Coordinate	Bench (Elev)	Mineral Drill Intersections
								From (m)	To (m)	True Width (m)	Au g/t
								45.72	53.34	7.62	0.262
								77.72	79.25	1.52	0.544
								94.49	96.01	1.52	0.232
TF-3609	94.49	90	0	520W	1050	650		0.00	1.52	1.52	0.294
								12.19	13.72	1.52	0.298
								18.29	47.24	28.96	3.529
							includes	25.91	27.43	1.52	3.149
							includes	41.15	42.67	1.52	37.100
TF-3610	91.44	90	0	600W	1090	650		59.44	88.39	28.96	0.378
TF-3612	170.69	70	205	500W	1060	650		15.24	19.81	4.57	0.222
								24.38	25.91	1.52	0.212
								33.53	35.05	1.52	0.202
								39.62	45.72	6.10	0.269
								53.34	54.86	1.52	0.262
								57.91	59.44	1.52	0.251
								94.49	99.06	4.57	0.411
								114.30	115.82	1.52	0.276
								121.92	124.97	3.05	0.268
								167.64	170.69	3.05	0.314
TF-3614	91.44	75	205	540W	1100	650		24.38	33.53	9.14	0.484
								50.29	53.34	3.05	0.268
								65.53	77.72	12.19	1.979
							includes	68.58	70.10	1.52	4.234
							includes	74.68	76.20	1.52	8.049
TF-3615	124.97	90	0	520W	1075	650		18.29	27.43	9.14	1.258
							includes	22.86	25.91	3.05	3.422
								39.62	53.34	13.72	1.317
							includes	47.24	48.77	1.52	5.302
							includes	50.29	51.82	1.52	2.149
								59.44	60.96	1.52	0.525
								108.20	109.73	1.52	1.311
TF-3616	121.92	85	205	560W	1140	662		45.72	48.77	3.05	0.372
								74.68	80.77	6.10	0.654
								92.96	105.16	12.19	0.976
							includes	97.54	99.06	1.52	4.255
TF-3617	152.4	90	0	680W	1125	650		10.67	12.19	1.52	0.326
								22.86	24.38	1.52	0.536
								79.25	83.82	4.57	1.441
							includes	79.25	80.77	1.52	3.532
								88.39	89.92	1.52	0.429
								91.44	92.96	1.52	0.284
TF-3618	161.54	-70	205°	700W	1150	650		22.86	24.38	1.52	0.232
								28.96	32.00	3.05	0.442
								68.58	83.82	15.24	5.353
							includes	71.63	73.15	1.52	51.600
								89.92	91.44	1.52	0.251

Drill Hole Number	Depth (m)	Angle	Az	Section Line	North Coordinate	Bench (Elev)	Mineral Drill Intersections
								From (m)	To (m)	True Width (m)	Au g/t
								123.44	129.54	6.10	0.446
								138.68	140.21	1.52	0.913
								155.45	161.54	6.10	0.681
TF-3619	210.31	-70	205°	740W	1140	650		77.72	80.77	3.05	0.264
								86.87	92.96	6.10	0.873
							includes	89.92	91.44	1.52	2.281
								96.01	103.63	7.62	0.228
								129.54	132.59	3.05	0.192
								138.68	141.73	3.05	0.967
								160.02	161.54	1.52	0.992
								166.12	181.36	15.24	0.458
TF-3620	219.46	-80	205°	680W	1100	650		7.62	9.14	1.52	0.258
								51.82	53.34	1.52	0.895
								57.91	62.48	4.57	0.947
								65.53	68.58	3.05	0.336
								77.72	82.30	4.57	0.357
								121.92	123.44	1.52	0.669
								129.54	134.11	4.57	0.207
								149.35	152.40	3.05	0.190
								173.74	178.31	4.57	0.366
								195.07	196.60	1.52	0.387
								202.69	204.22	1.52	1.744
TF-3621	131.06	-75	205°	740W	1100	650		36.58	39.62	3.05	1.559
							includes	36.58	38.10	1.52	2.713
								59.44	74.68	15.24	0.313
								83.82	86.87	3.05	1.105
								99.06	103.63	4.57	0.422
								109.73	112.78	3.05	0.865

Table provided by Timmins Goldcorp Mexico, S.A. de C.V.

10.2.3	Exploration and In-fill Drilling along the South Wall of the San Francisco Pit, Phase 5

There were two objectives for the drilling program along the south wall of the San Francisco pit with both derived from the proposal to conduct underground mining on certain high grade gold zones which were identified below the design pit shell.

The first program consisted of an RC drilling totalling 4,376.92 m distributed over 31 holes to identify if there was sufficient mineralization to justify a pushback of the pit wall in a southerly direction in this area.

The holes were drilled from Section 460W to 1340 W with the spacing dependent on the location of the previous drilling along the south wall. The significant results for this drilling program are summarized in Table 10.3.

In addition to the significant intersections encountered, there are a number of other mineralized intersections identified in the drill holes but they are either low grade intersections or very narrow zones of high grade.

Table 10.3
Summary of the Location and Significant Assays for the RC Drilling on Phase 5 between Sections 880W to 1160W

Drill Hole Number	Depth (m)	Angle	Az	Section Line	North Coordinate	Bench (Elev)	Mineral Drill Intersections
								From (m)	To (m)	True Width (m)	Au g/t
TF-3588	131.06	70	205	600 W	540	669		16.76	18.29	1.52	0.347
								39.62	41.15	1.52	0.323
								70.10	71.63	1.52	0.398
								73.15	74.68	1.52	0.268
								86.87	88.39	1.52	0.838
								112.78	114.30	1.52	0.225
								123.44	124.97	1.52	0.545
TF-3589	109.73	90	0	640 W	540	665		10.67	16.76	6.10	0.742
							includes	12.19	13.72	1.52	3.688
								27.43	28.96	1.52	0.230
								57.91	60.96	3.05	0.865
TF-3590	131.06	90	0	680 W	540	661		1.52	7.62	6.10	0.645
								54.86	59.44	4.57	0.212
								65.53	67.06	1.52	0.206
TF-3591	170.69	90	0	560 W	550	674		22.86	25.91	3.05	0.432
								54.86	65.53	10.67	0.610
							includes	54.86	56.39	1.52	2.724
TF-3592	152.4	90	0	700 W	540	660		62.48	64.01	1.52	0.554
								71.628	76.2	4.57	0.235
								79.25	80.77	1.52	0.417
TF-3593	192.02	90	0	720W	540	657		1.52	4.57	3.05	0.204
								18.29	22.86	4.57	0.223
								73.15	76.20	3.05	0.258
								88.39	99.06	10.67	0.728
							includes	89.92	91.44	1.52	2.878
								105.16	106.68	1.52	0.807
								179.83	182.88	3.05	0.270
TF-3594	140.21	80	205	460W	640	676		16.76	18.29	1.52	0.272
								45.72	59.44	13.72	7.999
							includes	45.72	48.77	3.05	42.587
							includes	53.34	54.86	1.52	2.104
								67.06	70.10	3.05	0.326
								96.01	100.58	4.57	0.317
TF-3595	182.88	75	25	460W	640	676		1.52	3.05	1.52	0.273
								6.10	9.14	3.05	0.293
								18.29	25.91	7.62	0.356
								89.92	108.20	18.29	0.599

Drill Hole Number	Depth (m)	Angle	Az	Section Line	North Coordinate	Bench (Elev)	Mineral Drill Intersections
								From (m)	To (m)	True Width (m)	Au g/t
								129.54	156.97	27.43	1.420
							includes	129.54	131.06	1.52	2.274
							includes	132.59	137.16	4.57	3.585
							includes	150.88	153.92	3.05	2.684
								161.54	164.59	3.05	0.464
								173.74	176.78	3.05	0.748
TF-3596	140.208	90	0	740W	540	656		0.00	1.52	1.52	0.527
								12.19	13.72	1.52	0.233
								38.10	39.62	1.52	0.342
								71.63	73.15	1.52	0.943
								79.25	82.30	3.05	0.430
TF-3611	121.92	90	0	660W	540	663		4.57	6.10	1.52	1.099
								36.58	38.10	1.52	0.351
								45.72	48.77	3.05	0.250
								56.39	62.48	6.10	0.334
TF-3613	131.06	70	25	660W	540	662		13.72	15.24	1.52	0.316
								70.10	73.15	3.05	0.879
								79.25	88.39	9.14	0.377
								109.73	112.78	3.05	0.899
								117.35	120.40	3.05	0.894
								129.54	131.06	1.52	1.695
TF-3622	109.73	-70	205°	1340W	620	662		19.81	21.34	1.52	0.331
								22.86	24.38	1.52	0.203
								30.48	33.53	3.05	0.288
								71.63	73.15	1.52	0.205
								86.87	89.92	3.05	0.320
TF-3623	128.02	-70	25°	620W	540	668		99.06	102.11	3.05	0.418
								105.16	108.20	3.05	0.284
								126.49	128.02	1.52	0.276
TF-3624	121.92	-90	0°	620W	540	668		38.10	39.62	1.52	0.330
								56.39	59.44	3.05	0.278
								73.15	76.20	3.05	0.247
TF-3625	121.92	-85	25°	1300W	610	660		22.86	33.53	10.67	0.289
								59.44	62.48	3.05	0.871
								83.82	85.34	1.52	0.404
								112.78	114.30	1.52	0.551
TF-3626	185.93	-85 651.56 4	205° 540N	780W	540	652		0.00	7.62	7.62	0.200
								53.34	64.01	10.67	0.321
								67.06	70.10	3.05	0.415

								73.15	76.20	3.05	0.218

								96.01	97.54	1.52	0.228
								115.82	118.87	3.05	0.250
								167.64	169.16	1.52	0.371
								0.00	6.10	6.10	0.206
TF-3627	100.58	-90 655.65	0° 600N	1260W	600	656
								24.38	25.91	1.52	0.231

Drill Hole Number	Depth (m)	Angle	Az	Section Line	North Coordinate	Bench (Elev)	Mineral Drill Intersections
								From (m)	To (m)	True Width (m)	Au g/t
								33.53	41.15	7.62	0.640
								44.20	45.72	1.52	0.229
								50.29	51.82	1.52	0.310
								60.96	64.01	3.05	0.275
								73.15	80.77	7.62	1.548
							includes	73.15	74.68	1.52	3.804
								88.39	94.49	6.10	0.303
TF-3631	152.4	-60 6 59.24	25° 610N	1300W	610	660		19.81	21.34	1.52	0.316
								36.58	39.62	3.05	0.231
								80.77	85.34	4.57	0.298
								89.92	94.49	4.57	0.327
								100.58	103.63	3.05	0.214
								112.78	115.82	3.05	0.265
TF-3632	170.69	-80 648.76	25° 580N	1200W	580	650		0.00	1.52	1.52	0.247
								27.43	30.48	3.05	0.438
								44.20	48.77	4.57	0.208
								71.63	73.15	1.52	0.202
								80.77	88.39	7.62	1.086
							includes	85.34	86.87	1.52	2.490
								131.06	134.11	3.05	1.017
								152.40	153.92	1.52	0.851
TF-3634	170.69	-70 646.22	205° 580N	1180W	580	650		3.05	6.10	3.05	0.303
								33.53	41.15	7.62	2.351
							includes	33.53	36.58	3.05	4.648
								59.44	74.68	15.24	0.604
							includes	59.44	60.96	1.52	2.067
								115.82	118.87	3.05	0.479
								169.16	170.69	1.52	0.227
TF-3636	100.58	-70 713.89	205° 470N	600W	470	712		3.05	4.57	1.52	0.224
								18.29	27.43	9.14	0.205
								36.58	38.10	1.52	0.590
TF-3637	152.4	-70 632.02	25° 540N	1040W	540	632		0.00	1.52	1.52	0.234
								4.57	7.62	3.05	0.384
								18.29	19.81	1.52	0.418
								38.10	44.20	6.10	0.759
							includes	41.15	42.67	1.52	2.296
								68.58	70.10	1.52	0.230
								73.15	74.68	1.52	0.217
								85.34	86.87	1.52	0.448
								147.83	150.88	3.05	0.282
TF-3638	140.21	-70 697.56	25° 450N	840W	450	696		35.05	36.58	1.52	0.569
								44.20	45.72	1.52	0.747
								88.39	89.92	1.52	0.240

								96.01	103.63	7.62	0.270
								126.49	129.54	3.05	0.295

Drill Hole Number	Depth (m)	Angle	Az	Section Line	North Coordinate	Bench (Elev)	Mineral Drill Intersections
								From (m)	To (m)	True Width (m)	Au g/t
								137.16	138.68	1.52	0.498
TF-3639	100.58	-90 703.96	0° 725N	320W	725	704		1.52	4.57	3.05	0.466
								32.00	47.24	15.24	0.610
								65.53	67.06	1.52	0.357
								74.68	77.72	3.05	0.244
								82.30	85.34	3.05	1.394
							includes	82.30	83.82	1.52	2.672
								91.44	94.49	3.05	3.703
							includes	91.44	92.96	1.52	7.253
TF-3640	121.92	-90 692.84	0° 450N	880W	450	692		18.29	19.81	1.52	0.205
								44.20	60.96	16.76	0.684
							includes	56.39	57.91	1.52	3.449
								97.54	99.06	1.52	0.218
								109.73	114.30	4.57	0.268
								120.40	121.92	1.52	0.493
TF-3641	161.54	-70	205°	340W	660	710		33.53	35.05	1.52	0.257
								94.49	96.01	1.52	0.626
								106.68	111.25	4.57	0.361
								129.54	132.59	3.05	0.515
								135.64	140.21	4.57	0.209
								146.30	147.83	1.52	0.591
TF-3642	192.02	-90	0°	920W	440	690		50.29	70.10	19.81	0.368
								97.54	106.68	9.14	0.411
								114.30	118.87	4.57	0.698
								181.36	182.88	1.52	0.206
TF-3643	152.40	-90 649.52	0° 540N	800W	540	650		60.96	73.15	12.19	0.243
								77.72	86.87	9.14	0.487
								91.44	97.54	6.10	0.232
								103.63	105.16	1.52	0.262
								115.82	117.35	1.52	0.793
								124.97	126.49	1.52	0.578
TF-3644	121.92	-70	205°	580W	550	672		53.34	54.864	1.52	0.363
TF-3645	140.21	-90 713.86	0° 470N	600 W	470	712		25.91	27.43	1.52	0.296
								38.1	41.148	3.05	0.209
								80.772	82.296	1.52	0.200
								106.68	108.204	1.52	0.375

Table provided by Timmins Goldcorp Mexico, S.A. de C.V

The second program of drilling comprised core holes conducted to explore the continuity of the high grade mineralized zones beneath the existing surface of the southwall and underneath the final pit design. The program was also conducted to identify the possibility of extracting the high grade mineralization using an underground mining method. The core program consisted of 20 holes totalling 2,185.12 m located between Sections 880W and 1160W, all of which were drilled from the southern ramp access to the pit.

Figure 10.5 is the location plan view for the core drilling done on the southwall in November, 2014.

Figure 10.5
Plan View of the November, 2014 Core Drilling Program on the Southwall of the San Francisco Pit

Table 10.4 summarizes the most significant gold intersection for this core drilling.

Table 10.4
Summary of the Location and Significant Assays for the Core Drilling on Phase 5 between Sections 880W to 1160W

Drill Hole Number	Depth (m)	Angle (°)	Azimuth (°)	Elev (m.s.n.m)	Section Line	North Coordinate	Mineral Drill Intersections
								From (m)	To (m)	True Width (m)	Au g/t
TFD-152	101.00	-90°	0°	631.69	1000W	525		0.00	1.50	1.50	0.187
								23.50	28.00	4.50	0.525
								35.50	36.50	1.00	0.425
								42.00	57.70	15.70	1.529
							includes	42.00	43.50	1.50	2.065
							includes	46.50	48.00	1.50	5.677
TFD-153	61.80	-70°	205	535.71	960 W	673		9.00	13.50	4.50	5.544
							includes	12.00	13.50	1.50	14.000
								16.50	19.50	3.00	0.432

Drill Hole Number	Depth (m)	Angle (°)	Azimuth (°)	Elev (m.s.n.m)	Section Line	North Coordinate	Mineral Drill Intersections
								From (m)	To (m)	True Width (m)	Au g/t
								25.70	28.30	2.60	1.066
								45.90	50.40	4.50	0.902
								52.70	59.00	6.30	0.818
							includes	57.05	57.55	0.50	2.396
TFD-154	71.00	-90°	0°	635.21	960W	523		25.70	26.70	1.00	0.476
								33.50	36.50	3.00	0.362
								39.50	49.50	10.00	1.630
							includes	41.00	45.50	4.50	3.278
								62.00	63.50	1.50	0.199
TFD-155	130.40	-85°	205°	633.03	1060W	559		24.00	27.00	3.00	0.554
								36.00	40.50	4.50	1.067
								43.50	53.50	10.00	1.003
							includes	47.50	50.50	3.00	2.869
								76.50	79.50	3.00	0.704
TFD-156	101	-90°	0°	632.19	1020W	550		6.00	7.50	1.50	2.493
								28.50	31.50	3.00	0.759
								49.50	54.00	4.50	0.650
								60.00	65.00	5.00	0.645
								77.00	81.20	4.20	2.464
							includes	78.50	80.00	1.50	6.668
TFD-157	151.5	-90°	0°	640.22	1120W	556		19.50	21.00	1.50	0.161
								36.00	37.50	1.50	0.194
								40.50	46.50	6.00	0.426
								48.50	51.00	2.50	3.413
							include	48.50	49.50	1.00	4.961
								54.00	55.50	1.50	2.860
								63.50	67.50	4.00	0.479
								144.00	147.00	3.00	0.472
TFD-158	100.80	-90°	0°	632.80	980W	525		25.80	27.30	1.50	0.257
								31.80	43.80	12.00	1.480
							includes	33.30	34.80	1.50	7.758
							includes	37.80	39.30	1.50	2.055
								48.30	49.80	1.50	0.417
								69.30	70.80	1.50	0.295
								81.30	82.80	1.50	0.323
TFD-159	130.80	-85°	25°	644.58	980W	525		13.00	21.00	8.00	0.590
								34.50	40.50	6.00	0.636
								48.00	54.00	6.00	0.249
								79.50	82.50	3.00	0.576
								85.50	87.00	1.50	0.480
								97.50	99.00	1.50	0.220
TFD-160	100.80	-80°	205°	635.32	1080W	550		0.00	9.00	9.00	2.655
							includes	6.00	9.00	3.00	6.236

Drill Hole Number	Depth (m)	Angle (°)	Azimuth (°)	Elev (m.s.n.m)	Section Line	North Coordinate	Mineral Drill Intersections
							From (m)	To (m)	True Width (m)	Au g/t
							46.50	48.00	1.50	1.114
							69.00	72.00	3.00	0.199
							99.00	100.80	1.80	0.251
TFD-161	100.80	-80°	205°	637.01	940W	510	25.80	27.30	1.50	0.452
							33.30	34.80	1.50	0.903
							39.30	40.80	1.50	0.370
							57.30	58.80	1.50	0.208
							75.30	85.50	10.20	0.231
							97.80	100.80	3.00	0.214

Table provided by Timmins Goldcorp Mexico, S.A. de C.V

10.2.4	2015, In-fill RC Drilling Below Phase 4 of the San Francisco Pit.

In 2015, after a review of the block model, drill spacing and negative reconciliation on the upper benches (+600 m elevation) of Phase 4, which was approximately a 50 m push back of the north wall of Phase 3 within the San Francisco pit, a drilling program was conducted to test the continuity of the mineralization, as interpreted from the original drilling programs in this area.

The drilling program was based upon a review of the mineral zones as configured by the blast hole patterns for Phase 3, which was depleted in February, 2015. The blast hole patterns indicated that, in this area of the pit, the local mineralization dipped in the opposite direction to the general dip of the mineralization elsewhere in the pit.

As a consequence, a 2,135.12 m drilling program comprised of 21 holes was conducted to test the dip of the mineralization against the original interpretation for Phase 4. The drilling program confirmed that the dip of the mineralization was as originally outlined and that the mineral zone encountered in Phase 3 was an anomaly.

Table 10.5 summarizes the significant gold intersection for the RC drilling conducted on Phase 4.

Table 10.5
Summary of the Location and Significant Assays for the RC Drilling Below Phase 4 of the San Francisco Pit

Drill Hole Number	Depth (m)	Angle (°)	Azimuth (°)	Section Line	Mine Phase	Bench (Elev)	Mineral Drill Intersections
							From (m)	To (m)	True Width (m)	Au g/t
TF-3646	112.776	-50	205	860W	4B	600	76.20	94.49	18.29	0.818
TF-3647	115.824	-50	205	880W	4B	600	67.05	96.01	28.96	1.006
TF-3648	146.3	-50	205	900W	4B	600	30.48	146.30	115.82	0.832
TF-3649	134.11	-47	205	920W	4B	600	59.44	68.58	9.14	0.379

Drill Hole Number	Depth (m)	Angle (°)	Azimuth (°)	Section Line	Mine Phase		Mineral Drill Intersections
						Bench (Elev)	From (m)	To (m)	True Width (m)	Au g/t
							94.49	120.39	25.90	0.389
TF-3650	70.1	-90	0	580W	4B	600	9.14	13.72	4.57	0.808
							27.43	33.53	6.10	0.751
							39.62	42.67	3.05	6.351
							64.01	68.58	4.57	0.689
TF-3651	97.54	-72	205	1080W	4B	600	0.00	76.02	76.02	0.606
TF-3652	73.15	-73	205	1100W	4B	600	0.00	4.57	4.57	0.444
							35.05	54.86	19.81	0.443
							62.48	67.06	4.57	0.345
TF-3653	103.63	-58	205	600W	4B	Ramp to Phase 3	1.52	24.38	22.86	0.345
							47.24	102.11	54.86	1.086
TF-3654	123.44	-47	205	620W	4B	Ramp to Phase 3	13.72	28.96	15.24	0.267
							41.15	50.29	9.14	1.941
							73.15	123.44	50.29	0.522
TF-3655	91.44	-62	205	640W	4B	Ramp to Phase 3	3.05	27.43	24.38	0.388
							71.63	91.44	19.81	0.946
TF-3656	60.96	-90	0	660W	4B	Ramp to Phase 3	0.00	15.24	15.24	0.501
							24.38	27.43	3.05	2.157
							48.77	51.82	3.05	0.668
TF-3657	91.44	-90	0	760W	4B	Ramp to Phase 3	0.00	24.38	24.38	0.441
							60.96	79.25	18.29	0.344
TF-3658	91.44	-65	205	720W	4B	Ramp to Phase 3	4.57	33.53	28.96	0.318
							44.20	67.06	22.86	0.447
TF-3659	100.58	-90	0	820W	4B	Ramp to Phase 3	0.00	53.34	53.34	0.737
							71.63	86.87	15.24	0.255
TF-3660	115.82	-50	205	940W	4B	600	54.86	92.96	38.10	0.535
TF-3661	67.06	-70	205	1000W	4B	600	54.86	62.48	7.62	0.757
TF-3662	85.34	-60	205	1060W	4B	600	21.34	64.01	42.67	0.305
TF3663	128.16	-55	205	1040W	4B	600	60.96	120.40	59.44	0.622
TF-3664	100.58	-68	205	1000W	4B	600	62.48	92.96	30.48	0.520
TF-3665	115.82	-60	205	980W	4B	600	42.67	53.34	10.67	1.767
							80.77	97.54	16.76	0.432
TF-3666	109.72	-58	205	960W	4B	600	41.15	47.24	6.10	13.405

Table provided by Timmins Goldcorp Mexico, S.A. de C.V

10.3	EXPLORATION DRILLING 2014 TO 2015 ON THE SAN FRANCISCO PROPERTY

From July to September, 2014, a total of 18,132 m of RC and RAB drilling was completed on the targets to the north of the San Francisco pit. This drilling included 3 RAB sections over 5 km in length, with RAB drilling on the La Mexicana-Vetatierra corridor, the 1B area and the La Vetatierra target. The 1B area and La Vetatierra targets were drilled using both core and RC equipment. The objective of this drilling was to provide geological evidence for the discovery of a new gold deposit in the area closest to the existing mining operation, that could act as either a satellite pit or standalone operation.

Table 10.6 summarizes the number of drill holes and metres for each type of drilling conducted north of the San Francisco Pit.

Table 10.6
Summary of the Location, Type, Metres Drilled and Number of Drill Holes for the Programs North of the San Francisco Pit

Project	Drill Type	Total Metres	Number of Holes
Sección 1 (3500W)	RAB	2,060.868	52
Sección 2 (4100W)	RAB	1,761.744	53
Sección 3 (4700 W)	RAB	1,725.168	55
1B	RC	8,040.396	57
1B Core	Core	758.7	3
Vetatierra	Core	2,311.3	6
Vetatierra	RC	1,197.864	4
La Mex-La Vet	RAB	3,133.344	69
La Playa	RC	213.36	2

Table provided by Timmins Goldcorp Mexico, S.A. de C.V.

10.3.1	RAB Drilling North of the San Francisco Mine.

The objective of the RAB drilling was to gain a better understanding of the structural and geochemical controls of the gold mineralization within a 5 km by 2 km structural corridor identified previously by surface mapping, soil sampling and air-magnetic mapping as potentially hosting areas where the flat-lying gold-bearing structures may coalesce into a larger zone.

The RAB drilling program was comprised of 5,547 m distributed in three sections separated in width by 600 m, with drill collars spaced 100 m apart along Section lines 3500W, 4100W and 4700W. The targets tested in this program included low and high mag anomalies, gold soils anomalies, low angle shears zones and red colour anomalies on co-alluvial soils. The various mineralized targets tested with the RAB program were La Playa, El Diez, La Mexicana, 1B and La Vann. The average depth of the RAB holes was 35 m intersecting a thickness of alluvial soil varying from 6 to 76 m. An additional 3,133 m were drilled at the La Mexicana-La Vetatierra structural corridor with 69 RAB holes distributed south and northwest of La Mexicana, including holes south of the La Vetatierra. The entire program was contained within a 2,000 by 500 m corridor.

Figure 10.6 shows the location of the RAB drilling along Section lines 3500W, 4100W and 4700W in relation to the San Francisco pit and the northern exploration targets.

Figure 10.6
Plan View of the RAB Drilling along Section Lines 3500W, 4100W and 4700W

LA VETATIERRA
485,000 E
488,000 E
EXPLANATION
RAB Holes
LA MEXICANA
3'363,000 N
LAS LOMITAS
LA PLAYA
EL DIEZ
LA TRINCHERA
1A AND 1B
LA VANN
LA PERDIDA
EL SOCORRO
3'360,000 N
LA ESCONDIDA
Section 4700 W
Section 4100 W
Section 3500 W
TOWN
SAN FRANCISCO PIT
LA CHICHARRA PIT
Graphic Scale
3'357,000 N
0
2 km.

Figure provided by Timmins Goldcorp Mexico, S.A. de C.V. Figure dated February, 2016

Of the 52 RAB drill holes collared on Section 3500W, 19 returned anomalous gold values. The results along Section line 3500W confirmed the potential extension to the west of the mineral intercepts in the 1B area explored with RC holes during 2008, which returned some significant gold assays and trace elements.

Of the 53 RAB drill holes collared on section 4100W, 17 returned anomalous gold values while, of the 55 RAB drill holes collared on section 4700W, 14 returned anomalous gold values.

Table 10.7, Table 10.8 and Table 10.9 summarize the most significant RAB drill intersections along Sections 3500W, 4100W and 4700W.

Table 10.7
Summary of the Most Significant RAB Drill Intersections along Section 3500W

RAB Hole No.	Mineralized Intersection
		From (m)	To (m)	Width (m)	Au g/t
R14-096		4.06	6.09	2.03	0.846
R14-102		18.29	24.38	6.10	0.353
R14-120		4.06	14.22	10.16	0.663
		22.35	30.48	8.13	0.222
R14-133		20.32	30.48	10.16	5.515
	Include	20.32	22.35	2.03	25.900
R14-137		30.48	32.51	2.03	2.010
		50.80	58.93	8.13	0.813

Table provided by Timmins Goldcorp Mexico, S.A. de C.V.

Table 10.8
Summary of the Most Significant RAB Drill Intersections along Section 4100W

RAB Hole No.	Mineralized Intersection
	From (m)	To (m)	Width (m)	Au g/t
R14-148	12.19	16.26	4.06	0.455
R14-149	12.19	22.35	10.16	0.263
R14-154	16.25	24.38	8.13	1.426
R14-159	28.45	30.48	2.03	0.254
R14-160	14.22	18.29	4.07	3.499
R14-176	6.10	12.19	6.10	0.215

Table provided by Timmins Goldcorp Mexico, S.A. de C.V.

Table 10.9
Summary of the Significant RAB Drill Intersections along Section 3500W

RAB Hole No.	Mineralized Intersection
	From (m)	To (m)	Width (m)	Au g/t
R14-207	10.16	12.19	2.03	0.531
R14-211	8.13	16.26	8.13	2.500
R14-214	14.22	20.32	6.10	0.278

Table provided by Timmins Goldcorp Mexico, S.A. de C.V.

Based upon the results of the RAB holes drilled on the section lines, a number of areas were selected for RC follow up drilling, including those located across the projection of the mineralization to the west of the 1B area. The RC drilling focused on exploring the potential continuity of the mineral intersections along strike and down dip, primarily given that the mineral intersections are located between surface and a maximum vertical depth of 60 m for the RAB drilling.

10.3.2	La Mexicana – Vetatierra RAB Drilling

A total of 3,133.88 m were drilled within the low magnetic and gold soil geochemistry anomaly structural corridor between the La Mexicana Project and La Vetatierra Project. The La Mexicana Project was previous drilled in 2009 and has yielded a series of high grade quartz-tourmaline veins with grades of up to 47 g/t Au. The recent drilling has demonstrated that the area has the potential to host a bulk minable gold deposit but there is also the potential that it could become a high grade vein style target due the encouraging gold assays results. Currently, Timmins is conducting various interpretations of the vein structures to determine if there is a single vein or a set of veins with high grade gold values that may be traceable by core drill holes.

Table 10.10 summarizes the best mineral intersections for the RAB drilling in the corridor between the La Mexicana and La Vetatierra Projects

Table 10.10
Summary of the Significant RAB Drilling Results for the Area Between the La Mexicana and La Vetatierra Projects

RAB Hole Number	Mineralized Intersections
		From (m)	To (m)	Width (m)	Au g/t	Ag g/t
R14-258		6.10	8.13	2.03	0.484	3.5
		28.448	30.48	2.03	1.483	6
R14-260		8.13	14.22	6.10	10.00	43.33
	including	10.16	12.19	2.03	28.00	121
R14-265		14.22	16.26	2.03	1.551	14
R14-295		14.22	18.29	4.06	4.383	1.5
R14-300		30.48	32.51	2.03	1.446	<1
R14-310		14.22	16.26	2.03	1.774	<1
R14-311		32.51	34.54	2.03	3.349	3
R14-312		6.10	8.13	2.03	3.362	44

Table provided by Timmins Goldcorp Mexico, S.A. de C.V.

10.3.3	1B Area RC and Core Drilling in 2014

The 1B area is located 3.2 km north of the San Francisco pit. The area explored with RC drilling comprises a quadrangle of approximately 1,000 m by 300 m where geological mapping has indicated there are a pair of shear zones containing gold mineralization at surface. These shear zones are spaced an average of 300 m apart corresponding to the foot and hangingwall of a wide shear zone, respectively. A first pass drilling program was initiated in order to form a better understanding of how the gold mineralization is related to the low angle high oxidized quartz veining shear zone hosted in granitic rocks.

A total of 9,087.99 m of RC drilling in 65 widely spaced holes were collared north of the main shear zone within an area covered by co-alluvial material, with the goal of following up on the gold mineralization intercepted by the RAB drill holes containing significant assay results close to surface. The mineralized gold intercepted by the drilling is hosted by highly pyritic intervals related to the shear zone and to its hanging and footwall. The shear zone is hosted by granite, gabbro, felsic and mafic gneiss.

Of the 49 RC holes drilled, 29 RC holes returned significant assays from the view point that this is an early stage exploration program. The significant RC holes are distributed from Section line 3500W towards the east to the 1B Area along section-lines spaced every 100 m.

Table 10.11 summarizes the significant mineral intersections encountered during the 2014 RC drilling program at the 1B Area.

Table 10.11
Summary of Significant 2014 RC Drilling Intersections in the 1B Area

Drill Hole Number	Depth (m)	Angle (°)	Azimuth (°)	Section Line	Mineralized Intersections
						From (m)	To (m)	Width (m)	Au g/t
1B14-001	201.168	205	-60	2900W		1.52	4.57	3.05	1.060
						27.432	38.1	10.67	0.407
						57.912	59.436	1.52	0.121
						185.93	188.98	3.05	0.206
1B14-002	201.168	205	-60	2900W		1.52	3.05	1.52	0.141
						76.20	77.72	1.52	0.100
						94.49	96.01	1.52	0.267
1B14-003	213.36	205	-60	2900W		50.29	53.34	3.05	0.183
						79.25	80.77	1.52	0.108
						96.01	100.58	4.57	0.367
						108.20	109.73	1.52	0.275
						112.78	115.82	3.05	2.020
						121.92	123.44	1.52	0.814
						137.16	138.68	1.52	0.169
1B14-004	204.216	205	-60	2900W		161.54	164.59	3.05	0.298
						170.688	187.452	16.76	0.588
					Including	181.356	185.928	4.57	1.601
						193.548	198.12	4.57	0.173
1B14-005	219.216	205	-60	2800W		9.14	18.29	9.14	0.479
						30.48	51.82	21.34	0.519
					Including	32.004	41.148	9.14	1.000
1B14-006	100.645	0	-90	3600W		6.10	7.62	1.53	1.995
						15.25	18.30	3.05	0.176
						24.40	25.92	1.53	0.113
						27.45	30.50	3.05	0.135

Drill Hole Number	Depth (m)	Angle (°)	Azimuth (°)	Section Line	Mineralized Intersections
						From (m)	To (m)	Width (m)	Au g/t
						36.60	41.17	4.58	0.158
						45.75	47.27	1.53	0.140
						51.85	54.90	3.05	1.244
1B14-007	100.65	0	-90	3600W		7.62	9.15	1.53	0.314
						64.05	73.20	9.15	0.202
						86.92	96.07	9.15	0.241
1B14-008	103.70	0	-90	3600W		6.10	13.72	7.63	0.378
						19.82	21.35	1.53	0.171
1B14-009	100.58	0	-90	3600W		0.00	1.52	1.52	0.203
						12.19	21.33	9.14	0.314
						25.90	27.43	1.52	0.129
						88.39	96.01	7.62	0.306
1B14-010	100.65	0	-90	3600W		10.67	12.20	1.53	0.124
						21.35	25.92	4.58	0.322
						41.17	42.70	1.53	0.285
						45.75	48.80	3.05	0.142
						54.90	59.47	4.58	0.738
1B14-011	106.73	0	-90	3600W		1.52	3.05	1.52	0.454
						47.27	48.80	1.53	0.111
						57.95	59.47	1.53	0.145
						62.52	70.15	7.62	0.475
						77.77	82.35	4.58	0.409
						85.40	86.92	1.53	0.114
1B14-012	100.65	0	-90	3500W		9.15	13.72	4.58	0.162
						28.97	30.50	1.53	0.177
						36.60	38.12	1.53	0.109
						41.17	42.70	1.53	1.580
1B14-013	100.65	0	-90	3500W		24.40	33.55	9.15	2.660
					Including	27.45	32.02	4.57	5.027
						48.80	53.37	4.58	0.134
						56.42	61.00	4.58	0.431
B14-014	100.584	0	-90	3500W		0.00	9.15	9.15	0.264
1B14-015	131.064	0	-90	3400W		21.33	22.86	1.52	1.745
1B14-016	100.58	0	-90	3400W		1.52	4.57	3.05	0.354
						83.87	85.40	1.52	0.204
						89.16	91.44	1.52	0.102
1B14-017	100.58	0	-90	3400W		1.52	4.57	3.05	0.354

Drill Hole Number	Depth (m)	Angle (°)	Azimuth (°)	Section Line	Mineralized Intersections
						From (m)	To (m)	Width (m)	Au g/t
						39.62	41.15	1.52	2.480
1B14-018	100.58	0	-90	3400W		10.67	13.72	3.05	0.224
						77.77	80.82	3.05	0.166
						96.07	97.60	1.53	0.381
1B14-019	106.68	0	-90	3400W		105.22	106.75	1.53	0.210
1B14-020	106.68	0	-90	3400W	NO MINERAL INTERCEPTS
1B14-021	210.31	205	-60	2800W		134.11	137.16	3.05	0.618
						205.74	208.79	3.05	0.114
1B14-022	201.17	205	-60	2800W		88.39	91.44	3.05	1.694
						123.44	131.06	7.62	0.660
						134.11	135.64	1.52	0.209
1B14-023	225.55	205	-60	2800W		3.05	7.62	4.57	0.227
						32.00	33.53	1.52	0.203
						118.87	121.92	3.05	0.348
						124.97	126.49	1.52	0.595
1B14-024	201.17	205	-60	3000W	NO MINERAL INTERCEPTS
1B14-025	219.45	205	-60	3100W		32.00	33.53	1.52	0.397
						132.588	135.636	3.05	0.360
1B14-026	100.58	0	-90	3400W		47.24	48.77	1.52	0.311
1B14-027	100.584	0	-90	3300W	NO MINERAL INTERCEPTS
1B14-028	112.77	0	-90	3300W		19.81	25.91	6.10	0.138
						54.86	79.25	24.38	0.265
					Including	60.96	65.53	4.57	0.463
1B14-029	103.63	0	-90	3300W		0.00	4.57	4.57	0.156
						30.48	33.53	3.05	0.238
						38.10	44.20	6.10	0.493
1B14-030	106.68	0	-90	3300W		15.24	16.76	1.52	0.292
						47.24	48.77	1.52	0.133
1B14-031	201.168	205	-60	3000W		6.10	9.14	3.05	0.264
						80.77	82.30	1.52	0.644
1B14-032	210.32	205	-60	3000W		1.52	4.57	3.05	0.548
						41.15	44.20	3.05	0.183
						126.50	128.02	1.52	1.185
						138.68	143.26	4.57	0.772
						146.30	147.83	1.52	1.029
1B14-033	201.17	205	-60	3000W		30.48	33.53	3.05	0.427

Drill Hole Number	Depth (m)	Angle (°)	Azimuth (°)	Section Line	Mineralized Intersections
					From (m)	To (m)	Width (m)	Au g/t
1B14-034	100.58	0	-90	3100W	NO MINERAL INTERCPTS
1B14-035	109.78	0	-90	3100W	16.76	28.96	12.19	0.155
1B14-036	100.58	0	-90	3300W	4.57	7.62	3.05	0.226
					27.43	28.96	1.52	2.070
					59.44	73.15	13.72	2.538
1B14-037	100.58	0	-90	3200W	0.00	6.10	6.10	0.143
					12.19	16.76	4.57	0.170
1B14-038	106.68	0	-90	3200W	12.19	15.24	3.05	0.176
					32.00	33.53	1.52	0.203
1B14-039	103.63	0	-90	3200W	42.67	48.77	6.10	0.147
					56.38	57.91	1.53	0.341
					62.48	67.06	4.57	0.283
1B14-040	100.58	0	-90	3200W	86.87	94.49	7.62	0.186
1B14-041	100.58	0	-90	3100W	3.05	7.62	4.57	0.221
					33.53	35.05	1.52	0.135
					68.58	70.10	1.52	1.845
					74.68	76.20	1.52	0.114
					79.25	82.30	3.05	0.319
					86.87	89.92	3.05	0.267
					96.01	97.54	1.52	0.672
1B14-042	103.632	0	-90	3100W	25.91	27.43	1.52	0.118
					30.48	36.58	6.10	0.852
					74.68	76.20	1.52	0.177
1B14-043	106.68	0	-90	3400W	36.58	39.62	3.05	0.206
1B14-044	100.58	0	-90	3200W	38.10	45.72	7.62	0.496
1B14-045	100.58	0	-90	3100W	NO MINERAL INTERCPTS
1B14-046	100.58	0	-90	3100W	NO MINERAL INTERCPTS
1B14-047		0	-90	3100W	NO MINERAL INTERCPTS
1B14-048	106.68	0	-90	3200W	4.57	6.10	1.52	0.179
					24.38	25.91	1.52	0.139
					45.72	47.24	1.52	0.359
					60.96	62.48	1.52	0.421
					67.06	68.58	1.52	0.179
1B14-049	100.584	205	-70	3200W	30.48	32.00	1.52	0.368
					45.72	51.82	6.10	0.249
					57.91	60.96	3.05	0.673

Drill Hole Number	Depth (m)	Angle (°)	Azimuth (°)	Section Line	Mineralized Intersections
					From (m)	To (m)	Width (m)	Au g/t
					64.01	68.58	4.57	0.241
					86.87	88.39	1.52	0.150
					94.49	96.01	1.52	0.225

Table provided by Timmins Goldcorp Mexico, S.A. de C.V.

In 2014, 3 core holes were drilled within the 1B area. The holes were collared with the objective of confirming the higher grades intercepted by the previous RC drill holes and to obtain a better understanding of the geological and structural controls for the mineralization.

Hole 1BD14-001 was collared on Section 3500W to probe the high grade mineralization encountered by RAB and RC drilling. The mineralization was not intercepted by drilling as it is believed that mineralization is pinching out at depth.

Hole 1BD14-002 was collared on Section 3300W to test of the low grade mineralization encountered by hole 1B14-028, to test the hypothesis that there was possibility of some loss of gold with RC drilling and that core drilling may result in a higher grade. The second objective was to intercept the possible feeder zone of the high grade mineralization intercepted by drill hole 1B14-036. The grade of the mineralization intercepted is very similar in both holes, so there appears to be no gold lost in the RC drilling. The possible feeder zone was not located in the hole.

On Section 2800W, hole 1BD14-003 was collared 50 m north of the RC hole 1B14-005 to intercept the down dip projection of gold mineralization. This hole intercepted 11.10 m grading 0.627 g/t Au, which corresponds to the down dip projection of the mineralization intercepted by RC drill hole 1B14-005.

Table 10.12 summarizes the significant assay results from the three 2014 core holes within the 1B area.

Table 10.12
Summary of the Significant Assay Results for the Three Core Holes Drilled in the 1B Area

Drill Hole Number	Depth (m)	Angle (°)	Azimuth (°)	Section Line	Mineralized Drill Intersections
					From (m)	To (m)	Width (m)	Au g/t
1BD14-001	299	-70	205	3500W	6.75	11.00	4.25	0.163
					111.45	114.7	3.25	0.186
1BD14-002	263	-70	205	3300W	18.00	21.00	3.00	0.137
					49.50	74.00	24.50	0.218
					191.5	193	1.50	0.176
1BD14-003	196.7	-60	205	2800W	0.00	2.00	2.00	0.998

Drill Hole Number	Depth (m)	Angle (°)	Azimuth (°)	Section Line	Mineralized Drill Intersections
						From (m)	To (m)	Width (m)	Au g/t
						15.20	16.70	1.50	0.112
						45.00	45.70	0.70	0.653
						48.50	50.00	1.50	0.231
						67.70	70.70	3.00	0.193
						74.60	85.70	11.10	0.627
					including	76.30	80.05	3.75	1.491

Table provided by Timmins Goldcorp Mexico, S.A. de C.V.

A closer spaced drilling program, approximately 50 m by 25 m apart, within an area 200 m long by 100 m wide was scheduled to the east of the 1B area where the holes 1B14-005 and TF-048 intercepted gold mineralization close to surface. The objective of this second round of drilling was to determine if the mineralization could be of sufficient grade to potentially host a satellite open pit heap leach deposit which could feed the San Francisco mine operation. The drill program was not completed due an in-pit drilling program at the San Francisco pit which was deemed to be a higher priority program.

However, 13 RC holes totalling 2,419.64 m were drilled in an area of 120 by 100 m to the north and on east side of the 1B14-005. The best gold interceptions were in the drill holes 1B14-051 grading 2.025 g/t over 4.57 m, drill hole 1B14-057 grading 1.506 g/t Au over 9.14 m including 4.160 g/t Au over 3.05 m, and 2.469 g/t Au over 4.57 m including 7.102 g/t Au over 1.524 m, and in drill hole 1B14-068 with 1.553 g/t Au over 7.62 m including 3.481 g/t Au over 3.05 m.

Figure 10.7 is a plan view of the RAB, RC and core drilling conducted in the 1B area

Figure 10.7
Plan View of the RAB, RC and Core Drilling Conducted in the 1B Area

The drilling conducted to date does not appear to have identified a bulk low grade gold deposit that could be mined by open pit methods at the 1B area. However, some of the area is still open to testing and some high grade structural zones are still open in the area as well.

The mineralization identified to date occurs as fine grain gold dissemination in what seems be highly pyritic structural zones. The pyrite content is very high and the gold may be associated with these high sulfuric zones, in addition to a local quartz pyrite and rare quartz tourmaline veins. Occurrence of the gold mineralization is most likely similar to the La Chicharra deposit rather than the San Francisco deposit. At the La Chicharra deposit the gold mineralization is related to a confined moderately angled structural zone with a high iron oxide content that may occur after pyrite deposition and some of the ore may be supergene gold enrichment.

Further work will be necessary to fully understand the nature and extent of the mineralization at the 1B area.

10.3.4	Vetatierra Area

The Vetatierra Project is located approximately 8 km north of the San Francisco mine. The geology is dominated by detritic sediments of the El Represo Formation intruded by small stocks of fine grain diorite and diorite dikes. The diorite stock covers an area of 600 m by 200 m oriented to the northeast. The contacts between the sediments and diorite intrusions developed an alteration halo forming metamorphic rocks containing low grade gold mineralization.

Core and RC drilling was conducted in an area 1.2 km by 0.3 km oriented to the northeast to test the surface gold mineralization encountered within and around the dioritic stocks. The gold mineralization at La Vetatierra is related to quartz-tourmaline, quartz-tourmaline-pyrite and quartz-pyrite veins and veinlets. The initial rock chip samples collected at the project returned significant gold values. Sample 4601 returned the highest gold value of 29.56 g/t Au, 27.1 g/t Ag and 0.35 % Pb and sample 4857 yielded 1.0 g/t Au, 905.5 g/t Ag, 3.63% Pb. Chip channel sampling on trenches over the dioritic stock returned significant gold values, including 10 m grading 6.01 g/t Au and 4.63 g/t Ag, including 2 m of 26.61 g/t Au and 2.52 g/t Ag, and 44 m grading 0.39 g/t Au, 1.92 g/t Ag.

The first phase of the drilling program comprised 6 core holes totalling 2,311.3 m and 4 RC holes totalling 1,197.86 m strategically distributed along the dioritic stock and its alteration halo. The first core hole, VT14-001, intersected multiple mineralized intervals confirming the down dip projection of the surface gold values. However, both lower gold grades and narrower intervals were intersected, although the alteration in the diorite and the metasedimentary sequence looks impressive, with sericite, pyrite, magnetite, and quartz and quartz-tourmaline veins among others encountered. The most significant mineral interval is contained within hole VT14-002 which graded 1.286 g/t gold over 33.85 m, including 1.879 g/t gold over 22.40 m or 3.260 g/t gold over 12.50 m.

Additional RC holes, VTRC14-001 and VTRC14-004, were collared 50 and 100 m apart to the southwest of hole VT14-002. Drill holes VTRC14-002 and VTRC14-003 were collared 50 m northeast of hole VT14-002 along the same section, to follow up the immediate down and up dip projection of the gold intersections detected by the VT14-002. Holes VTRC14-001, 002 and 003 all intercepted the gold mineralization, although with different and more intermittent grades.

Judging from the section drilled at the La Vetatierra Project, the mineralization is most likely an open quartz tourmaline and quartz-pyrite stockwork hosted by the fine grain diorite stock. Therefore, at this time, the interpretation of the mineralized zones is difficult and remains to be determined, although the main mineralized zones tend to be flat and gently dipping to the south.

Table 10.13 summarizes the significant core intersections from the 2014 drilling program at the Vetatierra Project.

Table 10.13
Summary of the Significant 2014 Core Intersections at the Vetatierra Program

Drill Hole Number	Depth (m)	Angle (°)	Azimuth (°)	Section Line	Mineral Drill Intersections
						From (m)	To (m)	Width (m)	Au g/t	Ag g/t
VT14-001	539.1	205	-60			16.50	21.00	4.50	0.199	1.996
						25	30	5.00	0.386	0.945
						44	44.5	0.50	0.595	2.280
						54	57	3.00	0.451	3.878
						76.5	78	1.50	0.329	1.770
						106.5	109	2.50	0.401	4.674
						114	114.5	0.50	0.154	3.830
						121.4	122.3	0.90	0.266	7.150
						132.8	139.5	6.70	0.750	2.691
					including	138	139.5	1.50	2.490	6.883
						163.55	168.75	5.20	0.394	4.395
						175.4	175.9	0.50	0.139	2.410
						180	183	3.00	0.330	7.900
						186.1	187.4	1.30	0.140	9.620
						191.8	196	4.20	0.112	2.152
						234	234.9	0.90	2.580	49.400
						255	256.5	1.50	0.220	3.090
						285.3	292.4	7.10	0.380	5.297
						303.1	305.35	2.25	0.947	19.230
						308.35	309.85	1.50	0.223	5.280
						312.85	318.35	5.50	0.189	1.807
						328	333.9	5.90	0.109	1.603
						348.5	350	1.50	0.671	10.650
						353	359	6.00	0.146	7.388
						369.8	370.75	0.95	0.215	4.000
						390.2	390.7	0.50	0.255	8.880
						397	397.5	0.50	1.395	1.530
						409.5	412.5	3.00	0.347	1.950
						438	438.8	0.80	1.075	13.900
						484.7	485.2	0.50	0.522	4.630
						534	535.5	1.50	0.666	1.390
VT14-002	352.9	205	-60			13.50	18.00	4.50	0.147	1.172
						21.00	25.50	4.50	0.614	0.600

						33.90	36.80	2.90	0.130	0.576
						58.15	58.90	0.75	0.544	3.340

Drill Hole Number	Depth (m)	Angle (°)	Azimuth (°)	Section Line	Mineral Drill Intersections
						From (m)	To (m)	Width (m)	Au g/t	Ag g/t
						76.10	77.20	1.10	0.323	2.130
						92.50	94.50	2.00	0.119	1.180
						115.50	149.35	33.85	1.286	1.599
					including	115.50	137.90	22.40	1.879	1.960
						121.50	134.00	12.50	3.260	2.600
						155.20	158.85	3.65	0.140	1.691
						178.00	188.60	10.60	0.221	0.647
						184.50	185.15	0.65	1.575	1.920
						187.30	188.60	1.30	0.218	1.930
						198.40	207.75	9.35	0.218	11.050
					including	201.25	201.75	0.50	0.551	69.100
						230.40	242.30	11.90	0.479	1.929
						245.30	246.80	1.50	1.745	18.250
VT14-003	340.4	205	-60			37.50	39.00	1.50	1.485	0.390
						40.50	41.10	0.60	0.261	0.460
						75.20	78.00	2.80	0.126	9.580
VT14-004	414	205	-60			4.50	6.50	2.00	8.640	1.590
						15.55	16.65	1.10	0.105	1.800
						28.10	29.45	1.35	2.180	2.310
						35.75	36.95	1.20	0.126	0.270
						118.95	120.20	1.25	0.147	1.230
						132.65	134.15	1.50	0.284	2.000
						145.00	146.50	1.50	0.101	1.020
						161.30	162.40	1.10	0.465	1.730
						164.28	165.75	1.47	0.164	1.840
						167.15	168.50	1.35	0.153	0.400
						184.00	187.00	3.00	0.119	0.500
						211.50	213.00	1.50	0.111	0.800
						219.10	220.60	1.50	0.384	0.800
						223.50	225.00	1.50	0.160	0.500
						225.70	226.50	0.80	0.211	0.400
						232.80	233.60	0.80	0.110	1.800
						240.50	241.95	1.45	0.771	1.800
						266.00	267.50	1.50	0.100	1.100
						273.50	274.00	0.50	0.110	0.500
						277.00	278.50	1.50	0.263	0.300
						281.00	290.00	9.00	0.141	1.248

Drill Hole Number	Depth (m)	Angle (°)	Azimuth (°)	Section Line	Mineral Drill Intersections
					From (m)	To (m)	Width (m)	Au g/t	Ag g/t
					299.00	299.50	0.50	0.498	2.400
					304.00	305.40	1.40	0.296	4.900
					310.30	311.00	0.70	0.602	0.500
					314.55	315.65	2.00	0.398	25.800
					323.85	325.50	1.65	0.645	18.600
					384.50	385.50	1.00	0.207	0.800
VT14-005	392.4	165	-60		9.00	10.20	1.20	0.122	0.400
					24.10	32.00	7.90	0.282	0.539
					40.10	41.60	1.50	0.103	1.200
					76.90	78.40	1.50	0.112	0.400
					86.85	90.95	4.10	0.538	0.654
					110.45	113.85	3.40	0.133	1.656
					136.60	138.25	1.65	1.141	1.400
					143.80	144.50	0.70	0.737	2.100
					153.50	155.00	1.50	6.126	0.400
					157.40	163.60	6.20	0.381	0.900
					162.00	163.60	1.60	1.274	3.578
					172.00	176.50	4.50	0.163	5.500
					215.10	216.60	1.50	1.280	2.800
					236.00	238.80	2.80	1.967	2.321
VT14-006	272.5	205	-60		8.25	9.10	0.85	0.218	5.200
					27.70	29.40	1.70	0.166	3.000
					60.50	62.50	2.00	0.260	1.200
					76.35	77.40	1.05	0.238	1.300
					89.80	95.45	5.65	0.291	7.800
					108.15	108.90	0.75	0.478	5.400
					123.05	124.65	1.60	0.112	0.700
					136.50	138.00	1.50	0.555	3.400
					171.00	172.50	1.50	0.725	10.400
					175.50	177.40	1.90	0.386	8.200

Table provided by Timmins Goldcorp Mexico, S.A. de C.V.

Table 10.14 summarizes the significant RC intersections from the 2014 drilling program at the Vetatierra Project.

Table 10.14
Summary of the Significant 2014 RC Intersections at the Vetatierra Program

Drill Hole Number	Depth (m)	Angle (°)	Azimuth (°)	Section Line	RC Mineralized Interval
						From (m)	To (m)	Width (m)	Au g/t
VTRC14- 001	316.992	205	-60		including	10.67	12.19	1.52	0.304
						41.15	45.72	4.57	0.994
						50.29	51.82	1.52	0.223
						57.91	59.44	1.52	0.138
						73.15	77.72	4.57	0.122
						86.87	91.44	4.57	0.180
						94.49	97.54	3.05	1.163
						112.78	114.30	1.52	0.179
						118.87	129.54	10.67	0.164
						144.78	152.40	7.62	1.384
						149.35	150.88	1.52	6.129
						158.50	160.02	1.52	0.473
						163.07	167.64	4.57	0.248
						172.21	188.98	16.76	0.232
						195.07	199.64	4.57	0.112
						202.69	204.22	1.52	0.529
						208.79	213.36	4.57	0.184
						219.46	220.98	1.52	0.410
						231.65	236.22	4.57	0.150
						263.65	265.18	1.52	0.156
VTRC14- 002	326.136	205	-60		including	4.57	6.10	1.52	0.149
						18.29	19.81	1.52	0.224
						25.91	27.43	1.52	0.129
						39.62	41.15	1.52	0.117
						44.20	45.72	1.52	0.158
						50.29	53.34	3.05	3.854
						50.29	51.82	1.52	7.597
						57.91	73.15	15.24	0.126
						80.77	83.82	3.05	0.177
						88.39	91.44	3.05	0.141
						94.49	102.11	7.62	0.412
						106.68	108.20	1.52	0.181
						111.25	118.87	7.62	0.458
						123.44	132.59	9.14	0.945
						138.68	149.35	10.67	0.203

Drill Hole Number	Depth (m)	Angle (°)	Azimuth (°)	Section Line	RC Mineralized Interval
						From (m)	To (m)	Width (m)	Au g/t
						163.07	164.59	1.52	0.161
						170.69	172.21	1.52	0.131
						224.03	227.08	3.05	1.564
					including	224.03	225.55	1.52	2.957
						275.84	281.94	6.10	0.338
						284.99	286.51	1.52	0.149
VTRC14- 003	301.75	0	-90			3.05	7.62	4.57	0.106
						24.38	25.91	1.52	0.200
						32.00	33.53	1.52	0.105
						38.10	41.15	3.05	0.684
						47.24	48.77	1.52	0.221
						59.44	94.49	35.05	0.331
					including	59.44	71.63	12.19	0.211
						74.68	76.20	1.52	0.180
						77.72	79.25	1.52	0.243
						83.82	94.49	10.67	0.752
						99.06	102.11	3.05	0.281
						105.16	106.68	1.52	0.196
						112.78	114.30	1.52	0.104
						117.35	132.59	15.24	0.260

						143.26	156.97	13.72	0.303
						160.02	161.54	1.52	0.192
						172.21	173.74	1.52	2.961
						193.55	196.60	3.05	0.173
						199.64	201.17	1.52	0.125
						208.79	211.84	3.05	0.168
						231.65	233.17	1.52	0.246
						246.89	249.94	3.05	0.391
						256.03	257.56	1.52	0.136
						265.18	268.22	3.05	0.166
						277.37	280.42	3.05	0.300
						284.99	286.51	1.52	0.101
						294.13	301.75	7.62	0.420
VTRC14- 004	301.75	205	-60			21.34	24.38	3.05	0.159
						53.34	54.86	1.52	0.114

						56.39	60.96	4.57	0.114
						77.72	79.25	1.52	0.186

Drill Hole Number	Depth (m)	Angle (°)	Azimuth (°)	Section Line	RC Mineralized Interval
					From (m)	To (m)	Width (m)	Au g/t
					94.49	96.01	1.52	0.139
					100.58	103.63	3.05	0.429
					114.30	117.35	3.05	0.173
					128.02	132.59	4.57	0.368
					141.73	143.26	1.52	0.109
					149.35	150.88	1.52	0.443
					155.45	160.02	4.57	0.483
					195.07	201.17	6.10	1.096
					217.93	219.46	1.52	0.107
					227.08	228.60	1.52	0.102
					239.27	240.79	1.52	0.889

Table provided by Timmins Goldcorp Mexico, S.A. de C.V.

Figure 10.8 is a plan view of the 2014 RC and core drilling and geology at the Vetatierra Project.

Figure 10.8
Plan View of Geology and the 2014 RC and Core Drilling at the Vetatierra Project

11.0     SAMPLE PREPARATION, ANALYSES AND SECURITY

If known, a description of the historical sampling methods, sample preparation, analysis and security conducted on the San Francisco Project is provided in Section 6. TMM, through its Mexican subsidiary Timmins, conducted its initial exploration drilling program on the Project in August and September, 2005, and instituted sampling procedures which have been discussed in the 2005, 2007, 2008 2010, 2011, and 2013 Technical Reports that were filed on SEDAR.

During the January, 2014 to December, 2015, drilling programs, Timmins continued to use the sampling procedures instituted for the previous reverse circulation and diamond drilling campaigns. Micon reviewed and extensively discussed the sampling procedures during the July, 2013 site visit and is satisfied that these procedures are accurately carried out and are in accordance with the best practices currently in use by the mining industry, and that they are well documented. Micon also discussed the procedures again during the February, 2016 site visit. Micon concludes that the results produced by the procedures are reliable enough to form the basis for a mineral resource estimate.

Timmins’ January, 2014 to December, 2015 exploration drilling programs consisted of various types of drilling such as RAB, RC and core drilling. All drill holes were field logged and sampled as the holes were in progress. During the drilling and each day that the drilling was completed, the information contained on the hand-written drilling logs (field logs) was transcribed into an Excel® spreadsheet. The Excel® spreadsheet contains the basic drill hole data, individual sample data and assay results, as well as the codes for the lithology, alteration and mineralization. This information was converted to an ASCII file to import it into the database which supports the present resource estimate by Timmins. Geological and mineralization interpretation was conducted based on cross-sections which were produced using an AutoCAD® software package.

The drilling completed in this period was based on an analysis of the results of the exploration programs of previous years conducted by Timmins, and followed up on previous targets or generally attempted to answer questions regarding the potential for secondary deposits north of the San Francisco pit

11.1	REVERSE CIRCULATION DRILLING

From the RC drilling, a portion of the material generated for each sample interval was retained in a plastic specimen tray created specifically for the reverse circulation program. The samples in specimen trays constitute the primary reference for the hole in much the same way as the core does for diamond drilling. The specimen tray was marked with the drill hole number and each compartment within the tray was marked with both the interval and number for the respective sequential sample it contained. Empty compartments were left for the locations where the blank and standard samples were inserted into the sequential sample stream and two compartments were identified for duplicate samples. Figure 11.1 shows some of the specimen trays for drill hole TF-1566.

Figure 11.1
Specimen Trays for Drill Hole TF-1566

Due to the nature of RC drilling, only rock chip fragments are produced, and these range from a very fine grained powder up to coarse chips 2 cm in size. Since the stratigraphic contact between the different rock units cannot be identified exactly, the holes were sampled on equal 1.5 m (5 ft) intervals from the collar to the toe of the hole. The sample interval was chosen because it represented two samples per drill rod (3 m or 10 ft). In general, this is considered to be the standard sampling length within the industry.

Samples were taken in the overlying alluvium as well as within the underlying rock units. The alluvium samples were subject to random assaying, whereas every sample originating from the underlying rock units was assayed. The recovery of the material during the drilling program was excellent, in the order of 90% to 95%, in both near surface sulphide-oxide and lower sulphide zones.

A common feature in the sampling process for RC drilling is that a unique sample tag is inserted into the sample bag with each sample, and each sample bag is marked with its individual sample number. The bags containing the blank and standard samples are added into the sequential numbering system prior to shipment of the samples to the preparation facility. Sample preparation and assaying were performed at the San Francisco mine. Approximately 15% of the samples assayed in the laboratory at the San Francisco mine were checked at an external laboratory. The principal external laboratory has been the IPL-Inspectorate laboratory in Vancouver, B.C. Samples identified as field duplicate samples during the RC drilling were split into two separate sequentially numbered samples during the sampling process at the drill.

11.2	CORE DRILLING

For core drilling, control starts after a run has been completed and the rods are pulled out of the hole. Once the core is removed, it is placed in core boxes; the length stored in each box depends of the diameter of the core, 2.40 m for HQ diameter and 3.0 m for NQ. This step in the procedure is completed by the contractor’s personnel, under the supervision of a Timmins geologist. Timmins and the drill contractors follow generally accepted industry procedures for core placement in the core boxes.

Small wooden tags mark the distance drilled in metres at the end of each run, the depth from and to, and the length drilled and length recovered. The drill rods used by the contractors involved in the core drilling are measured in Imperial units, while the tags placed in the boxes are measured in metric units. The hole number and progressive box number are marked on each filled box by the drill helper and checked by the geologist. Once the core box is filled at the drill site the box is covered with a lid to protect the core and the box is sent to the core logging facility for further processing.

For diamond drilling where core is produced, the exact stratigraphic contact between the various different rock units can be identified and these contacts are used as the primary basis for separation of the sample intervals. The maximum sample length within the stratigraphic unit was restricted to approximately 1.0 m or 2.0 m, with no minimum restriction. The maximum sample lengths are in accordance with accepted industry practice. In addition to the stratigraphic restrictions that limit the length of the core interval, the size of the sample may be restricted because of the content or type of mineralization encountered within the drill hole. In general, core recovery for the diamond drill holes at the San Francisco Project was better that 98% and no core loss due to poor drilling methods or procedures was experienced.

A unique sample tag is inserted into the sample bag with each sample and each sample bag is marked with its individual sample number. The bags containing the blank and standard samples are added into the sequential sample numbering system prior to be being shipped to the assay preparation facilities of Inspectorate or ALS-Chemex. Both of these preparation facilities are located in Hermosillo, although ALS-Chemex has sent samples to its facilities in Chihuahua and Zacatecas for preparation, if there is a large backlog of samples waiting to be prepared. During the sampling process, some samples are identified as field duplicate samples and these are also inserted into the sample stream.

11.3	SAMPLE COLLECTION AND TRANSPORTATION

11.3.1	Reverse Circulation Drilling

The RC drill sampling was conducted by a team of two or three geological assistants, under the close supervision of the Timmins staff geologists in charge of the on-site program. The staff geologists were responsible for the integrity of the samples from the time they were taken until they were delivered to the preparation facilities at the San Francisco mine. Figure 11.2 shows collection of a RC sample during the July, 2011 Micon site visit.

Figure 11.2
Reverse Circulation Sample Collection

The RC cuttings collected at the drill site were discharged from the drill hole through a hose, into a cyclone where they were collected in a plastic pail. Sampling of the material generated during the RC drilling was conducted at the drill rig using a stainless steel riffle splitter if the material was dry and a rotary splitter situated below the cyclone if the material was wet. The cyclone and splitters were cleaned between samples and, in the case of wet samples, the cyclone and splitters were blown out using compressed air and also washed out between each sample using clean water. Using a 12.5 cm drill bit and a sample length of 1.52 m, it is estimated that the original sample weighed 48.3 kg, prior to making allowance for recovery. It is estimated that the average recovery was between 90% and 95%, which would indicate that the mass of the recovered sample varied between 42 and 45 kg.

The method of splitting the samples derived from the RC drilling was as follows:

1)

If the sample was dry, the entire sample interval was collected in a bucket and then passed through the riffle splitter twice before the final sample of 21 to 23 kg was collected. The remaining 21 to 23 kg was rejected. The 21 to 23 kg sample was subjected to a second split to obtain two samples of 10 to 12 kg (an original and a witness sample). The geologist or an assistant (under supervision) had previously marked the drill hole number and sample number on the plastic sample bags and inserted the sample tag into the sample bag for the original sample. Both bags were closed and sealed at the drill with plastic tie wraps and transported to the camp facilities.

2)

If the sample was wet, it was discharged to a cyclone and then passed through a rotary cone splitter to divide the sample into two equal portions, one of which was automatically rejected. The other portion was collected and simultaneously split into two equal halves by means of a mechanism designed for this purpose and installed in the lower portion of the rotary splitter. The two samples were collected in fabrine (micropore) sample bags to allow retention of the solids and the slow dissipation of the drilling water through the pores in the sample bags, without sample loss. In all cases, a flocculent was used to settle the solids, including the fine portion, prior to tying the fabrine bag. The outside of each sample bag was marked with the sample’s individual number which corresponded to the number on the sample tag which was inserted into the bag containing the original sample.

All samples from the RC drilling were prepared at the drill site by the Timmins staff geologists and their assistants. Each time that a hole was completed, a truck was dispatched from the drill site to the preparation facilities of the Timmins assaying laboratory, which currently supports the mining and processing operations of the San Francisco gold mine and the exploration in the area surrounding the pit.

For check assays and their preparation, a truck was periodically dispatched to deliver samples to the Hermosillo assay preparation facility of IPL Laboratories and, from January, 2010, to IPL-Inspectorate. Sample bags containing the blank and standard samples were added into the sequential numbering system prior to shipment of samples to the preparation facilities, both at the San Francisco mine and in Hermosillo. Samples selected as duplicates were split into two separate sequentially numbered samples during the sampling process at the drill.

11.3.2	RAB Drilling

The procedures used for the RAB drilling are the same as those used for the RC drilling with the exception length of the sample. In the case of the RAB drilling the sample length is 2.032 m rather than 1.52 m used for RC drilling. This generates a larger sample weight per sample but does not impact the quality of the sample.

11.3.3	Core Drilling

Geologic descriptions of the core samples, including nature of the sample, length of sample, lithology, alteration and mineralization, were captured on drill log forms. Samples were sealed in cloth bags with drawstring closures with the sample identification tags placed with each sample in the bag. A matching tag was retained in a sample book. Samples are stored on site in a locked warehouse at the exploration camp.

A truck goes to each drill site to collect the core boxes at regular intervals during the day. The boxes were loaded into the truck and placed in a criss-cross pattern and then secured to the truck by ropes to prevent movement on the short drive back to the on-site core logging facilities.

Once the core boxes arrive at the logging facility, they are laid out in order, the lids are removed and the core is washed to remove any grease and dirt which may have entered the boxes. The depth markers are checked by the geologist and the depth “from” and “to” for each box is noted on both the top and the bottom covers of each core box.

The geologist logging the core begins by examining the core to ensure it is intact. During the core logging process, the geologist defines the sample contacts and designates the axis along which to cut the core. Special attention is paid to the mineralized zones to ensure that the sample splits are representative. The sample limits are marked on the core as well as on the side of the core box, and the sample numbers are marked on the core box next to the sample limits. Afterwards, the sample limits are input into an Excel spreadsheet, which records the sample number and intervals.

Once the core has been logged and the samples marked, the core boxes are brought to the area where an electric diamond saw is set up to cut the samples. At the sampling area, two core splitters and their helpers process the samples by using the diamond saw to cut the core in half. Once the core is sawn in half, one half of the core is placed into a plastic sample bag and the other half is returned to the core box. The geologist or an assistant has previously marked the sample bags with the sample number and inserted the individual numbered sample tag into the plastic bag. A geologist supervises the core sawing to ensure that the quality of the sampling remains high and that no mistakes are introduced into the system due to sloppy practices. The boxes containing the remaining half core are stacked, with lower numbers at the bottom and the higher numbers at the top, and stored on site in a secure core storage facility.

11.3.4	General Quality Control/Quality Assurance (QA/QC) Procedures

As part of Timmins’ QA/QC procedures, a set of samples comprised of a blank sample, a standard reference sample and a field duplicate sample are inserted randomly into the sample sequence. The insertion rate for the blanks, standards and duplicate samples is approximately one in every 25 samples.

11.3.4.1	Blank Samples

The blank samples used for the San Francisco drilling program were obtained from three sources.

During the second semester of 2011, blank samples were used that had been prepared from a tonalite dike that outcrops on the southwestern extension of the San Francisco pit. The rock unit is younger than both the host rock of the gold mineralization and the mineralizing events in the region, at least as far as is known. A geologist currently working with Timmins, and previously for both Geomaque and Fresnillo, considered the material in the dike to be barren and this was verified during the 2005 to 2010 drill programs. However, during the 2011 to 2013 program, anomalous gold values, including economic values, started to appear in this material and a detailed mapping program resulted in the discovery of xenoliths of mineralized rock within the dike. As a result, Timmins made the immediate decision to use material from another source, which was selected based upon a regional geological reconnaissance. The regional reconnaissance resulted in the identification of a basalt-andesite in several areas within a 40 km perimeter around the San Francisco mine. Due to the accessibility of the Norma Project area to the northwest of the mine, a series of outcrops were chosen at the southern end of the Norma concession, from which several samples were taken and assayed by the San Francisco mine laboratory. The results of the assaying revealed gold values either below the detection limits or no gold.

While Timmins was waiting for a new blank sample to be generated from its own material, it used blanks purchased from Proveedora de Laboratorios, SA de CV, based in Hermosillo. Timmins purchased two types of blanks, a fine and coarse grain blank, with the first one used to check the assaying of the primary laboratory and the second to check the sample preparation in Timmins on-site facilities.

The procedure used to prepare the bags of blanks from the basalt-andesite was the same that the used by Timmins for the tonalite. Timmins collected 1 tonne lots of the material which were transported to the San Francisco mine, where the material was crushed to -1/8”, followed by homogenization, and then split into 1 kilogram lots. During the drilling campaign, gold values were detected in a specific lot of blank samples. Timmins then obtained the sample rejects from the Inspectorate laboratory and re-analyzed them in the San Francisco laboratory which confirmed the gold values, but noted that the material in the rejects was different from that in the blanks. From the position of the samples in the sampling sequence, and their position with respect of the gold values hosted in the metamorphic sequence cross-cut by the drilling, it was concluded that a mistake had been made in the numbering of the samples. The rest of the blank material was promptly rejected and a new 2-t sample was obtained and sent for preparation to the Sonora preparation laboratory, with Timmins specifying the requirements for the preparation.

Figure 11.3 and Figure 11.4 show fragments of rock used for the blank samples and the bags once they had been prepared for insertion in the sampling sequence.

Figure 11.3
Fragment of Basalt used for Blank Sample

Figure 11.4
Blank Sample Bag ready to be Inserted into the Sample Sequence

11.3.4.2	Standard Reference Materials

Certified standard reference materials (SRM’s) were submitted with each sample shipment during the course of the drill programs. A total of 27 standard reference samples have been used, and these are summarized in the Table 11.1. Standard pulps, consisting of 70 to 100 g of material, were randomly inserted into each batch of 25 samples. The 27 standards include low, medium and high gold grades, in relation to the average grade of the known deposits in the area.

Table 11.1
Standard Reference Material Samples used During the Drilling Program

Standard	Accepted Gold Value		Lower Gold Limit (g/t)	Upper Gold Limit (g/t)	Source	Material
	g/t	+/-
OXC-88	0.203	0.003	0.183	0.223	RockLabs	Basalt and feldspar with gold
OXC-102	0.207	0.002	0.192	0.222	RockLabs	Basalt and feldspar with gold
OXC-109	0.201	0.020	0.191	0.211	RockLabs	Basalt and feldspar with gold
OXD-87	0.417	0.004	0.391	0.443	RockLabs	Basalt and feldspar with gold
OXD-108	0.414	0.003	0.380	0.448	RockLabs	Basalt and feldspar with gold
OXE-86	0.613	0.007	0.571	0.655	RockLabs	Basalt and feldspar with gold
OXE-101	0.607	0.005	0.566	0.648	RockLabs	Basalt and feldspar with gold
OXE-106	0.606	0.004	0.576	0.636	RockLabs	Basalt and feldspar with gold
OXF-85	0.805	0.008	0.755	0.855	RockLabs	Feldspars and iron pyrite
OXF-100	0.804	0.006	0.764	0.844	RockLabs	Feldspars and iron pyrite
OXF-105	0.800	0.005	0.743	0.857	RockLabs	Feldspars and iron pyrite
OXG-83	1.002	0.009	0.948	1.056	RockLabs	Basalt and feldspar with gold
OXG-84	0.920	0.010	0.850	0.994	RockLabs	Basalt and feldspar with gold
OXG-99	0.932	0.006	0.860	1.004	RockLabs	Basalt and feldspar with gold
OXH-66	1.285	0.012	1.221	1.349	RockLabs	Basalt and feldspar with gold
OXH-82	1.278	0.010	1.224	1.332	RockLabs	Basalt and feldspar with gold
OXI-81	1.807	0.011	1.692	1.922	RockLabs	Basalt and feldspar with gold
OXH-97	1.278	0.009	1.214	1.342	RockLabs	Basalt and feldspar with gold
OXJ-95	2.337	0.018	2.220	2.454	RockLabs	Basalt and feldspar with gold
GS-2K	1.970	0,180	1.862	2.078	CDN Labs	Blank granitic ore and high gold ore
GS-2L	2.340	0.240	2.163	2.517	CDN Labs	Blank granitic ore and high gold ore
GS-P2A	0.229	0.030	0.198	0.260	CDN Labs	Ore of the Carlin style mineralization
GS-P3B	0.409	0.042	0.378	0.440	CDN Labs	Blank granitic ore and high gold ore
GS-P3C	0.263	0.020	0.237	0.289	CDN Labs	Blank granitic ore and high gold ore
GS-P7E	0.766	0.086	0.728	0.804	CDN Labs	Blank granitic ore and high gold ore
PGMS-18	0.5170	0.060	0.435	0.599	CDN Labs	Mix material from two ore deposits in the US
ME-15	1.386	0.102	1.284	1.488	CDN Labs	Ore from Minera San Javier, Mexico

Table provided by Timmins Goldcorp Mexico, S.A. de C.V.

11.3.4.3	Duplicate Samples

For the RC drilling, the samples which were identified for duplication (field duplicates) were processed and split in the same way as the regular samples taken on either side of them. In the case of dry samples, the final 21 to 23 kg sample was subjected to a further split in the field, yielding two 10.5 to 11.5 kg samples. Wet samples were dried and then passed through the riffle splitter to obtain a second (duplicate) sample of approximately the same mass as the original. The duplicate samples were given sequential numbers and submitted as two separate samples for the purpose of assaying.

11.3.5	Preparation Laboratories

11.3.5.1	San Francisco Mine Preparation Facilities

For the 2010 to 2011 exploration drilling program, only a small number of samples were prepared and assayed by the San Francisco mine laboratory. In August, 2010, Timmins decided to send all of the samples from the exploration program for preparation at an external laboratory. Timmins did consider building a laboratory at the mine site to analyze the exploration assays, but the costs related to the laboratory, in order to meet the strictest QA/QC requirements were prohibitive and it was decided to build only the preparation facilities, which were completed and ready to begin operations in November, 2012. This facility at the mine was only capable of preparing up to 350 to 400 pulps per day which, considering the quantity of samples generated by the exploration drilling meant that a large proportion of the samples were sent to external laboratories for both preparation and assaying. Timmins conducted an expansion of the preparation facility, so that it is able to prepare at least 700 samples per day of RC or core drilling. However, there are no samples being prepared for assaying currently and there are no drilling programs contemplated in the near future.

The equipment in the preparation facilities includes:

•	Two ovens for drying samples (Grieve TBH550E2 model).
•	Two TBH-550 oven trucks.
•	Sixteen nickel plated carbon steel shelves.
•	One hundred SS rectangular sample pans (Model SC-50).
•	Two Combo Boyd/RSD Boyd crushers with single split.
•	Two VP-1989 ring and puck pulverizer, Bico 3 phase motor.

The procedure used at the San Francisco mine for the preparation of samples to be assayed for gold is as follows:

1)

The samples received are inspected by the laboratory supervisor or an assigned deputy, to ensure that each is identified and that the original packing is not damaged. All of the samples are placed in the designated reception area.

2)

On the registration form, the user must enter the date and time, the work order number assigned by the laboratory, and record the origin of the sample, elements to be analyzed, requested assay method, sample type (rock fragments, soil, etc.) and priority of the sample. The registration form is filled out in duplicate.

3)	Once reviewed, the form is then registered with the name and signature of the persons who submitted and received the samples.

4)	All exploration and mine samples are weighed individually, with the weight recorded in the designated notebooks. The samples are then delivered to the sample preparation staff.

5)	All samples received are dried in trays that are of an adequate size to ensure that they remain free of any contaminating material.

6)

Using a permanent marker, each sample is labelled according to its original identification number. Each sample is poured into a corresponding tray, ensuring that 100% of the sample is contained within the tray, to avoid cross-contamination of samples. Inside each tray is an identification card that matches the original identification label.

7)	Each tray containing a sample is placed in the oven.

8)

Samples with a low moisture content are checked after 60 minutes to see if they have dried. Samples with high moisture content are checked after 3, 6, or 8 hours, at the discretion of the supervisor. Once the samples are completely dry, they are removed from the oven and placed on trolleys for transport.

9)

The initial crushing is done in a jaw crusher, after it has been cleaned with compressed air. A first pass is conducted to reduce the size of the material to 85% passing a ¼ inch mesh. The material is then transferred to another tray that has already been labelled with the original sample number. Once the crushing is completed, the crusher and trays used in the process are cleaned using compressed air, and then the crusher is cleaned using fragments of monzonite dike. This material is monitored by the laboratory periodically to ensure that it is unmineralized.

10)	A second crushing pass is performed using a roll crusher, in order to obtain a product of minus 10 mesh (2 mm).

11)

The minus 10 mesh product is homogenized by rolling on a rectangular blanket, canvas or plastic liner. Once the sample homogenized, it is placed back into the tray to be split in a Jones riffle splitter.

12)

Prior to splitting the sample, the splitter is checked to ensure that it is free of particles that could contaminate the sample. Compressed air is used where necessary to clean the splitter. The sample is then split, with one half being returned to the original sample bag and the other portion being split again.

13)	The sample continues to be split between 3 to 8 times, until a sample of approximately 250 grams is obtained. This sample is then sent to the pulverizer.

14)

Pulverizing is conducted such that 90% of the material is minus 150 mesh. The samples arrive at the pulverizing process in laminated Kraft envelopes, with each one identified according to the sample number and the work order. Once each sample has been pulverized, it is delivered to an external laboratory for assaying.

Equipment in the sample preparation facilities at the San Francisco mine is shown in Figure 11.5 and Figure 11.6.

Figure 11.5
Oven for Drying Samples in the Preparation Facilities

Figure 11.6
Combo Boyd/RSD Boyd Crusher with Single Split

11.3.5.2	Sample Preparation and Analytical Protocols for Services Provided to Timmins by Inspectorate

Samples from the San Francisco mine are picked up periodically by Inspectorate de Mexico, SA de CV. (Inspectorate), a subsidiary of Inspectorate America Corp. (also, Inspectorate). These sample pickup trips are performed by Inspectorate’s wholly owned trucks, driven by full time Inspectorate employees. Samples are picked up at the San Francisco mine.

Timmins delivers the samples to Inspectorate personnel in rice sacks marked with the numbers corresponding to the samples in each sack. The samples inside the rice sack are contained in plastic bags marked with the sample number and including a numbered sample tag.

Timmins provides proper documentation to Inspectorate’s personnel regarding the samples being picked up, including a list of the samples delivered, the type of samples, the type of analysis requested and the elements for which assays are to be reported.

Sample Preparation Process for Reverse Circulation Samples

Samples are driven to Inspectorate’s sample preparation facilities in Hermosillo, Sonora, where they are subjected to the sample preparation process prior to shipment of a representative sub-sample to the analytical laboratories located in Richmond, B.C., Canada or Sparks, Nevada, USA.

Sample Sorting and Entering Data into the Laboratory Information Management System (LIMS)

Once the samples are received at Inspectorate’s sample preparation facilities, they are sorted in alpha-numerical or numerical order in the sample layout area. A registration form is completed providing details of the samples received.

When all the samples have been sorted and no extra, missing or duplicate samples are found, the sample registration is accepted by the supervisor and is taken to the administration office where the sample data are entered into the Laboratory Information Management System (LIMS).

Sample Drying

Once the samples have been registered, each sample is taken out of its plastic bag and placed in a stainless steel drying pan which is then positioned in the wheeled drying racks. The drying racks are placed inside a high capacity drying oven where the samples are fully dried at 100°C. The samples are never dried for more than 5 to 6 hours.

Sample Crushing and Splitting

Once the samples are fully dried, the wheeled racks are taken to the crushing area where the entire sample is crushed by a TM Engineering Terminator Jaw Crusher to 70% minus 10 mesh (2 mm).

A quality control check test is performed to ensure that the crushed sample meets the specified size criteria. The test is performed on the first sample crushed at the beginning of a shift and then once in every 40 samples thereafter.

Once a sample has been crushed, it is split using a Jones riffle splitter until a 250 g representative sub-sample is obtained.

Sample Pulverizing

The entire 250 sub-sample is pulverized by using a Bico VP-1989 VP Pulverizer or LM2 Labtechnics Pulverizer, to 85% passing minus 200 mesh (75 microns).

A quality control check test is performed to ensure that the pulverized samples meet the specified size criteria. This test is performed at the same frequency as the crushed sample sizing test.

The pulverized material is split to obtain a 100 g representative sample, which is sent to Inspectorate’s analytical laboratory in Richmond, B.C. or Sparks, Nevada, where it is analyzed. The other 150 g split is saved in the warehouse for future checks or returned to the San Francisco mine.

Samples from the San Francisco Project are assayed for gold by fire assay, with atomic absorption finish, on a one assay-tonne sample. The lower and upper detection limits for this method are 5 and 10,000 ppb.

Inspectorate’s Metals and Minerals Inspection and Laboratory Testing Services are certified by BSI Inc. (BSI) annually, in compliance with the ISO 9001:2008 Guidelines for Quality Management.

Inspectorate’s internal quality assurance/quality control (QA/QC) program is considered to meet normal industry standards for analytical laboratories.

11.3.5.3	Sample Preparation and Analytical Protocols for Services Provided to Timmins by ALS

The following is taken and abbreviated from notes provided to Timmins by ALS.

Logging Procedures

All samples received at ALS Chemex are furnished with a bar code label attached to the original sample bag. The system will also accept client supplied bar coded labels that are attached to sampling bags in the field. The label is scanned and the weight of the sample is recorded together with additional information such as date, time, equipment used and operator name. The scanning procedure is used for each subsequent activity involving the sample from preparation to analysis, through to storage or disposal of the pulp or reject.

ALS logging (tracking) procedures are summarized in Table 11.2.

Table 11.2
ALS Method Code and Description for Timmins Sample Preparation

Method Code	Description
LOG-21	Log sample in tracking system (Samples received with bar code labels attached).
LOG-22	Log sample in tracking system (Samples received without bar code labels attached).

Table provided by ALS to Timmins Goldcorp Mexico, S.A. de C.V.

Standard Sample Preparation: Dry, Crush, Split and Pulverize

The sample is logged in the tracking system, weighed, dried and finely crushed to better than 70% passing a 2 mm screen. A split of up to 250 g is taken and pulverized to better than 85% passing a 75 micron screen. ALS states that this method is appropriate for rock chip or core samples. Table 11.3 summarizes ALS methodology codes and descriptions for the preparation methods used for Timmins samples.

Table 11.3
ALS Method Code and Description for Timmins Sample Preparation

Method Code	Description
LOG-22	Sample is logged in tracking system and a bar code label is attached.
CRU-31	Fine crushing of rock chip and drill samples to better than 70% of the sample passing 2 mm.
SPL-21	Split sample using riffle splitter.
PUL-31	A sample split of up to 250 g is pulverized to better than 85% of the sample passing 75 microns.

Table provided by ALS to Timmins Goldcorp Mexico, S.A. de C.V.

Assay Methods

•	Au-AA23 & Au-AA24 Fire Assay Fusion, AAS Finish.

Sample Decomposition

Fire Assay Fusion (FA-FUS01 & FA-FUS02).

Analytical Method

Atomic Absorption Spectroscopy (AAS).

A prepared sample is fused with a mixture of lead oxide, sodium carbonate, borax, silica and other reagents as required, inquarted with 6 mg of gold-free silver and then cupelled to yield a precious metal bead.

The bead is digested in 0.5 mL dilute nitric acid in the microwave oven; 0.5 mL concentrated hydrochloric acid is then added and the bead is further digested in the microwave at a lower power setting. The digested solution is cooled, diluted to a total volume of 4 mL with de-mineralized water, and analyzed by atomic absorption spectroscopy against matrix-matched standards.

Table 11.4 summarizes the ALS laboratory Au-AA23 and Au-AA24 Fire Assay Fusion, AAS Finish assay methods.

Table 11.4
Summary of the Au-AA23 and Au-AA24 Fire Assay Fusion, AAS Finish Assay Details

Method Code	Element	Symbol	Units	Sample Weight (g)	Lower Limit	Upper Limit	Default Overlimit Method
Au-AA23	Gold	Au	ppm	30	0.005	10.0	Au-GRA21
Au-AA24	Gold	Au	ppm	50	0.005	10.0	Au-GRA22

Table provided by ALS to Timmins Goldcorp Mexico, S.A. de C.V.

•	Ag-GRA21, Ag-GRA22, Au-GRA21 and Au GRA22 Precious Metals Gravimetric Analysis Methods.

Sample Decomposition

Fire Assay Fusion (FA FUSAG1, FA FUSAG2, FA FUSGV1 and FA-FUSGV2).

Analytical Method

Gravimetric

A prepared sample is fused with a mixture of lead oxide, sodium carbonate, borax, silica and other reagents in order to produce a lead button. The lead button containing the precious metals is cupelled to remove the lead. The remaining gold and silver bead is parted in dilute nitric acid, annealed and weighed as gold. Silver, if requested, is then determined by the difference in weights.

Table 11.5 summarizes the ALS Ag-GRA21, Ag-GRA22, Au-GRA21 and Au GRA22 Precious Metals Gravimetric Analysis Methods.

Table 11.5
Summary of the ALS Ag-GRA21, Ag-GRA22, Au-GRA21 and Au GRA22 Precious Metals Gravimetric Analysis Methods

Method Code	Element	Symbol	Units	Sample Weight (g)	Detection Limit	Upper Limit
Ag-GRA21	Silver	Ag	ppm	30	5	10,000
Ag-GRA22	Silver	Ag	ppm	50	5	10,000
Au-GRA21	Gold	Au	ppm	30	0.05	1,000
Au-GRA22	Gold	Au	ppm	50	0.05	1,000

Table provided by ALS to Timmins Goldcorp Mexico, S.A. de C.V.

11.4	RESULTS OF THE QA/QC PROGRAM

The period covered in this report is from January, 2014 to December, 2015, during which core and reverse circulation drilling decreased significantly from the period covered by the previous Technical Report. Throughout this period, the demand for services from assay laboratories has not been as pressing as for the previous period prior to July, 2013. The reasons for this are primarily related to the completion of the major drilling programs at the San Francisco and La Chicharra pits, as well as the reduction and finally cessation of exploration programs as a result of declining metal prices. During the previous period, Timmins used more than one external laboratory to meet its assaying requirements, which averaged more than 10,000 drill samples per month. The laboratories used for assaying were Inspectorate, ALS Minerals (ALS) and, occasionally, Skyline Assayers and Laboratories (Skyline). All of these laboratories are independent. Timmins continues to use the outside laboratories but now only on an as and when needed basis.

In addition to its regular QA/QC programs when it is conducting exploration programs, Timmins added a program of conducting screen metallic samples as part of its assay checks to deal with free gold that it observed at the Vetatierra Project.

11.4.1	Screen Metallic Sampling

At the Vetatierra project, part of the gold mineralization appears to be related to finely disseminated and coarse free gold on the quartz-tourmaline±pyrite. As a result, Timmins believed it was necessary to conduct assays checks to identify any potential nugget effect in the assay data or if there was the possibility of losing gold during the drilling or RC/core sampling process. Figure 11.7 is a piece of core showing the location of visible gold found within it.

To better understand if there was coarse gold affecting the sample, 5 samples were analyzed. Five rejects samples from the RC drilling were analyzed as sample pairs for screen metallics at the Inspectorate laboratory and at the San Francisco Mine laboratory. An additional five field duplicate samples of the same interval, as rejects samples (25% of the total sample) were analyzed by screen metallics.

Figure 11.7
Drill Hole VT14-005 Showing a Location with Visible Gold in the Core

The assays results indicated that fine gold or clustering gold may occur at the Vetatierra Project, giving a variation in the assays results which were either positive or negative depending on whether or not free gold was present (Table 11.6) .

Table 11.6
Summary and Graph Showing the Assays Results for the Five Samples

Note that in the sample 435954 the assays results are higher in the original sample sent to the lab than the assay returned from screen metallic.

Five of the samples were analyzed as pairs at Inspectorate laboratory, one sample was taken from the rejects and the other one from field duplicate taken at the rig (both samples were from the same interval). Three of the samples were very similar to each other but two of them have a strong variation in the gold results, suggesting that a nugget effect or loss of gold may be present in two of the samples. Table 11.7 shows the variation in the samples both in a tabular fashion and graphically

Table 11.7
Summary and Graph Showing the Gold Variation in the Five Pairs of Samples Rejects Vs Field Duplicates

Another 5 samples were analyzed to compare the gold assay results from the screen metallics and fire assays with the AA finish (original sample), and once again the results are very variable (either positive or negative) giving one the impression that a nugget effect due to very fine or clustering of gold may occur at the project (Table 11.8) .

Table 11.8
Summary and Graph Showing the Gold Variation in the Samples Screen Metallics Vs Fire Assays

11.5	MICON COMMENTS

Prior to the last Technical Report in 2013, Timmins stopped using its assay laboratory at the San Francisco mine to analyze samples and was only preparing samples on site. Micon has reviewed the preparation facilities and concludes that the samples are prepared appropriately with regard to potential contamination and sample integrity. There are very few operating mines that do not process and even assay the samples generated by operating and exploration programs. However, in order to maintain independence in the assay results for the exploration programs, Timmins continued to use third party laboratories for assaying samples. The San Francisco mine laboratory continues to participate in a round-robin assay process through CANMET.

In terms of the QA/QC program, Timmins has continued to use duplicates, blanks, standard reference material and check assays as part of its program. While these were not discussed in detail for the purposes of this report, the results were acceptable. Micon considers that the QA/QC program in place as part of Timmins procedures is of sufficient quality and quantity to be considered as following the best practices guidelines as published by the CIM and therefore the sample and results are suitable to be used as the basis of mineral resource estimates.

12.0      DATA VERIFICATION

Since 2005, Micon has prepared seven previous Technical Reports on the San Francisco mine for Timmins, all of which have been filed on SEDAR and are referenced in Section 28 of this report. The previous data verification programs were discussed in those reports.

12.1	JULY, 2013 DISCUSSIONS AND AUGUST, 2013 SITE VISIT

Prior to the 2016 site visit, the database and model were reviewed in Toronto. This review allowed for any potential issues to be noted so that they could be discussed during the site visit, however no issues were noted with the database and model during this review.

Micon’s most recent site visit was conducted between February 2 and 6, 2016. The site visit included a tour through the San Francisco and La Chicharra open pits and the underground workings beneath the southwall of the San Francisco pit.

In addition to the site visit to the San Francisco mine, a couple of days were spent at the exploration offices in Hermosillo going over the data for this report and the underground resource estimate parameters and particulars.

A number of discussions were held via skype and phone conference calls between Micon personnel in Toronto and Timmins personnel in Hermosillo regarding the database, block model and parameters for the mineral resource estimate, as well as other topics related to the audit and preparation of this Technical Report.

The previous site visit to the San Francisco mine was conducted, by Micon, between August 12 and 16, 2013 with the one prior to that conducted between July 18 and 21, 2011.

The Qualified Persons responsible for the preparation of this report are William J. Lewis, B.Sc., P.Geo., Alan J. San Martin, MAusIMM(CP)., Mani Verma, P.Eng., and Richard M. Gowans, P.Eng.

Mr. Lewis conducted the 2016 and 2011 site visits. Messrs. Verma, San Martin and Lewis conducted the 2013 site visit. Mr. Gowans conducted his reviews in Toronto, based on the information provided to him by Timmins.

12.2	2016 OPERATIONAL REVIEW

Timmins’ San Francisco mine is an operating property, on which mining operations are being carried out by a contractor. The crushing, leaching and gold recovery facilities are operated by Timmins personnel. The Project commenced operation early in 2010 and has been in commercial production since the second quarter of 2010. Micon has reviewed the production data for the mine since it began production, and relevant statistics are summarized in other sections of this report.

Timmins has used its production and cost experience as the basis for its future projections. Micon has reviewed the future operational and production plans developed by Timmins, and regards them as appropriate.

12.3	2016 DATABASE AND RESOURCE REVIEW

In March, 2014, Timmins started to use the specialized software called GV Mapper by Geovectra, to improve its data collection procedures. GV Mapper is geological data management software which offers a significant improvement in data handling allowing flexibility, scalability and centralization among other benefits, for the purpose of developing a better database.

12.3.1	Database Verification

In January, 2016, Micon undertook a data verification of the entire San Francisco mine database, with the primary focus on the drill collar, survey and assays portions of the database. Cross checks were conducted randomly with the existing sample numbers and no problems were found. The review of the collar and survey tables indicated that there were no issues with these portions of the database.

12.3.2	Resource Audit

In January, 2016, Micon conducted an audit of the preliminary resource estimation data and procedures being used by Timmins. Micon assisted Timmins with the variographic analysis performed, in 2013, on the geological domains and helped to select estimation parameters based on the results. These same parameters were applied in the resource update for this report.

12.3.2.1	Visual Inspection

After Timmins conducted the mineral resource estimation update, the results were inspected graphically for consistency throughout the deposit, ensuring that the grade distribution of the composites was properly reflected in the interpolated blocks. Micon suggested changes to the categorization of the mineral resource and the final measured, indicated and inferred blocks were approved by Micon.

12.3.2.2	Statistical Analysis

All of the assay data were related to the geology and statistically analyzed for the purpose of identifying geological domains. Once the geological criteria were considered and the statistical support was reviewed, domains were selected, the overall statistics of which are shown in Table 12.1.

Table 12.1
Summary of the Data within the Geological Domains of San Francisco and La Chicharra Mines
(Raw Assay Values Expressed in g/t Au)

Deposit	Description	All Domains	Individual Domains
			Diorite	Gneiss	Granite	Schist	Lamp	Gabbro	Cong
San Francisco	Rock Code		2	4	5	6	8	11	12
	Sample Count	270,277	9,940	87,321	25,911	11,460	2,868	131,972	805
	Min. Value	0.001	0.001	0.001	0.001	0.001	0.001	0.001	0.001
	Max. Value	154.800	9.684	154.800	129.000	37.100	13.833	80.400	37.400
	Mean	0.177	0.094	0.226	0.303	0.230	0.170	0.121	0.197
	Median	0.023	0.016	0.030	0.030	0.030	0.019	0.017	0.089
	Variance	1.155	0.125	1.754	2.887	0.934	0.456	0.518	1.862
	Std. Deviation	1.075	0.353	1.324	1.699	0.966	0.675	0.720	1.365
	COV*	6.081	3.753	5.872	5.615	4.193	3.969	5.932	6.945
La Chicharra	Code		100	200	300	400	500
	Sample Count	17,285	812	1,572	8,903	3,501	468
	Min. Value	0.002	0.010	0.010	0.010	0.010	0.010
	Max. Value	43.954	6.058	43.954	36.570	20.000	10.900
	Mean	0.392	0.375	0.373	0.480	0.340	0.422
	Median	0.162	0.166	0.172	0.220	0.145	0.169
	Variance	0.777	0.385	1.604	0.852	0.587	0.836
	Std. Deviation	0.882	0.621	1.267	0.923	0.766	0.914
	COV*	2.251	1.653	3.395	1.925	2.256	2.166

*Note: COV = Coefficient of Variation.

12.3.3	Conclusion of the Database Verification and Resource Audit

The San Francisco database was found to be of sufficient quality and free of errors to be used as the basis of the updated resource and reserve estimates. The database has a vast amount of robust data which provide confidence in the resource and reserve estimates.

Micon has concluded that the revised block models for the San Francisco and La Chicharra deposits are also acceptable to be used as the basis for the resource and reserve estimation.

13.0      MINERAL PROCESSING AND METALLURGICAL TESTING

Previous metallurgical testwork was discussed in the prior Technical Reports, the most recent of which is entitled “NI 43-101 F1 Technical Report, Updated Resources and Reserves and Mine Plan for the San Francisco Gold Mine, Sonora, Mexico”, dated December 6, 2013.

13.1	TESTWORK CONDUCTED BY METCON, 2012

On November 21, 2012, TMM announced a summary of the results from its recent bulk sample locked column leach testing program on representative mineralization from the San Francisco Project. This material was tested at the METCON Research metallurgical laboratory in Tucson, Arizona, in 2012.

The column cyanide leach testing results indicated an average gold extraction of 71.0% based on a crush size of 80% of the particles passing (P80) 9.5 mm (3/8 inch) (3/8 inch) and 77.1% based on a crush size of P80 6.3 mm (1/4 inch), on samples from the San Francisco deposit. For La Chicharra samples, the column testing results indicate an average gold extraction of 78.3% and 80.9% based on crush sizes of P80 9.5 mm and P806.3 mm, respectively. No percolation issues were observed during the column leach tests.

Timmins stated, in the November 21, 2012 press release, that it was encouraged by the results from testing program but that it would continue to use a life-of-mine (LOM) gold recovery of 68.6% in its resource estimations, mine planning and economic analyses. TMM also stated that it believed that the results of the testing program indicated there was potential to further improve its gold recoveries, through optimization of the process.

13.1.1	Discussion of the 2012 Test Results

Six composite samples were tested in the 2012 metallurgical study; five from the San Francisco deposit and one from the La Chicharra deposit. The samples were classified by the following rock types.

• La Chicharra
• SF - Granite
• SF - Basic gneiss
• SF - Gabbro
• SF - Pegmatite and schist
• SF - Acid gneiss

Table 13.1 and Table 13.2 summarize the gold extractions for these samples, based on crush sizes of P80 9.5 mm (3/8 inch) and P80 6.3 mm (1/4 inch), respectively. Two averages are shown: (1) a simple average and (2) a weighted average based on the estimated LOM relative abundance of each rock type within the deposit.

Table 13.1
Summary of Column Leach Test Results, Crush Size P809.5mm, 127 Days Leach Time

Sample Description	Relative Proportion of the Deposit (%)	Au Extraction (%)
SF - Granite	13.0	76.58
SF – Basic Gneiss	26.4	71.08
SF - Grabbro	18.9	63.79
SF – Pegmatite and Schist	12.7	74.38
SF – Acid Gneiss	29.1	71.40
Sample average	100	71.45
Weighted average (based on LOM abundances)	100	71.00

La Chicharra	100	78.34

Table provided by Timmins Goldcorp Mexico, S.A. de C.V.

Table 13.2
Summary of Column Leach Test Results, Crush Size P806.3mm, 127 Days Leach Time

Sample Description	Relative Proportion of the Deposit (%)	Au Extraction (%)
SF - Granite	13.0	87.89 .
SF – Basic Gneiss	26.4	74.37
SF - Grabbro	18.9	71.22
SF – Pegmatite and Schist	12.7	79.69
SF – Acid Gneiss	29.1	77.03
Sample average	100	78.04
Weighted average (based on LOM abundances)	100	77.06

La Chicharra	100	80.89

Table provided by Timmins Goldcorp Mexico, S.A. de C.V.

The leaching test parameters typically used for the column leach tests are summarized below:

•	Sample sizes were approximately 178 kg for each column test.

•	Lime was blended with the test charge. Lime consumption was determined in a 72-hr agitated cyanidation bottle roll test.

•

The initial feed solution was prepared by adding reagent grade lime to Tucson tap water to obtain a solution pH of 11.00, followed by the addition of 1.0 gram of sodium cyanide per litre of solution. The columns were irrigated at a flow rate of 10 litres per hour per square metre.

•

Column tests were conducted under a locked cycle type of leaching regime, by contacting the pregnant solution with activated carbon to remove gold and silver. The loaded activated carbon in each column test was dried, weighed and saved in sealed and labeled plastic bags.

•	The resulting barren solution was recycled as feed solution after the addition of sodium cyanide and lime to maintain 1.0 gram of cyanide per litre of solution and a pH of 10.50 to 11.00.

13.1.2	Quality Assurance/Quality Control

As part of the METCON QA/QC program, approximately 10% of the daily pregnant solution samples from each column test were re-assayed to verify the accuracy of the original gold and silver assays. Linear regression analysis was conducted to quantify the difference between both assays. Table 13.3 summarizes the QA/QC analyses conducted on the pregnant solution samples.

Table 13.3
Correlation Coefficient, Daily Pregnant Solution vs. Duplicates

Sample Description	R2 Correlation Coefficient
	Gold (Au)	Silver (Ag)
SF - Granite	0.9596	0.9539
SF – Basic Gneiss	0.9563	0.9445
SF - Grabbro	0.9842	0.9729
SF – Pegmatite and Schist	0.9808	0.9738
SF – Acid Gneiss	0.9277	0.9086
La Chicharra	0.9696	0.9970

Table provided by Timmins Goldcorp Mexico, S.A. de C.V.

The regression analysis conducted on the pregnant solution assays showed that there is a good correlation between the original gold and silver assays and the duplicate assays.

13.2	RECENT TESTWORK CONDUCTED IN-HOUSE, 2015

Timmins has conducted internal column leach testing to continuously improve recovery and further its understanding of the metallurgical response of the mineralization types located on the San Francisco property. Table 13.4 summarizes the 2015 results of these internal metallurgical tests.

Table 13.4
Summary of the 2015 In-House Metallurgical Testwork

ID Test	Sample ID	Column Height (m)	Presoak[2] (mg/L)	Solution Strength (ppm NaCN)	Au Grade (g/t)	Rock Size (<9.5 mm)	Days Leached	% Gold Recovery
January, 2015	1	3	1,000	350	0.500	85.61%	90	63.59%
January, 2015	1 A	3	2,000	350	0.500	85.61%	90	63.15%
February, 2015	2	3	1,000	350	0.480	83.95%	90	61.91%
February, 2015	2 A	3	2,000	350	0.480	83.95%	90	59.87%
March, 2015	3	3	1,000	350	0.520	81.94%	90	52.00%
March, 2015	3 A	3	2,000	350	0.564	85.71%	90	53.10%
April, 2015	4	3	2,000	350	0.510	85.18%	90	59.95%
April, 2015	4 A	3	2,000	250	0.520	86.33%	90	59.08%
April, 2015	4 B	3	2,000	350	0.510	100.00%	90	62.13%
April, 2015	4 C	3	2,000	250	0.510	100.00%	90	59.17%
May, 2015	5	3	2,000	350	0.530	85.18%	90	69.21%
May, 2015	5A	3	2,000	350	0.560	85.18%	90	68.72%
May, 2015	5B	3	2,000	350	0.510	85.18%	90	68.70%
June, 2015	6	3	2,000	350	0.450	88.01%	90	59.53%
June, 2015	6A	3	2,000	350	0.415	89.04%	90	59.86%

ID Test	Sample ID	Column Height (m)	Presoak[2] (mg/L)	Solution Strength (ppm NaCN)	Au Grade (g/t)	Rock Size (<9.5 mm)	Days Leached	% Gold Recovery
June, 2015	6B	3	2,000	350	0.480	88.31%	90	61.17%
July, 2015	7	3	2,000	500	0.502	86.99%	90	58.31%
July, 2015	7A	3	2,000	500	0.502	86.99%	90	56.92%
August, 2015	8	3	2,000	500	--	--	15	36.18%
August, 2015	8A	3	2,000	500	--	--	15	34.52%
September, 2015	9	3	2,000	500	0.480	86.78%	51	52.64%
September, 2015	9A	3	2,000	500	0.510	85.31%	51	54.28%
Old ore Phase 2	RPL-01	3	N/A	250	0.412	81.00%	90	20.55%
Old ore Phase 2	RPL-02	3	N/A	250	0.412	82.00%	90	20.46%
Underground ore	2 SUB 01	3	2,000	300	4.400	100.00%	90	64.92%
Underground ore	2 SUB 02	3	2,000	500	4.400	100.00%	90	64.71%
Underground ore	2 SUB 03	3	N/A	500	3.030	97.50%	90	69.35%
Underground ore	2 SUB 04	3	N/A	500	3.030	97.80%	90	66.74%
Oct-15, with O2	Col. A	2.5	N/A	400	0.370	86.25%	23	73.50%
Oct-15, without O2	Col. B	2.5	N/A	400	0.370	86.25%	23	68.78%
Old ore with O2	Col. C	2.5	N/A	400	0.200	85.26%	23	23.21%
Old ore without O2	Col. D	2.5	N/A	400	0.200	85.28%	23	19.37%

1 Table provided by Timmins Goldcorp Mexico, S.A. de C.V.
2 Presoak, 7% solution by weight with 1 or 2 g/L sodium cyanide (NaCN) solution

14.0      MINERAL RESOURCE ESTIMATES

Timmins has updated the mineral resource estimate for the San Francisco and La Chicharra deposits. This update includes 114 new drill holes totalling 13,345 m which were completed at the San Francisco mine between 2014 and 2015, and any additional assay results from earlier drill holes that were not available at the time of the previous 2013 mineral resource estimate. The updated 2016 resource estimate has been audited by Micon.

The process of mineral resource estimation includes technical information which requires subsequent calculations or estimates to derive sub-totals, totals and weighted averages. Such calculations or estimations inherently involve a degree of rounding and consequently introduce a margin of error. Where these occur, Micon does not consider them to be material.

The resource estimate completed by Timmins and audited by Micon in January, 2016 is compliant with the current CIM standards and definitions specified by NI 43-101, and supersedes the 2011, 2012 and 2013 mineral resource estimates for the San Francisco and La Chicharra deposits. The effective date of the mineral resource estimate is December 31, 2015.

14.1	CIM MINERAL RESOURCE DEFINITIONS AND CLASSIFICATIONS

All resources and reserves presented in a Technical Report must follow the current CIM definitions and standards for mineral resources and reserves. The latest edition of the CIM definitions and standards was adopted by the CIM council on May 10, 2014, and includes the resource definitions reproduced below:

“Mineral Resources are sub-divided, in order of increasing geological confidence, into Inferred, Indicated and Measured categories. An Inferred Mineral Resource has a lower level of confidence than that applied to an Indicated Mineral Resource. An Indicated Mineral Resource has a higher level of confidence than an Inferred Mineral Resource but has a lower level of confidence than a Measured Mineral Resource.”

“A Mineral Resource is a concentration or occurrence of solid material of economic interest in or on the Earth’s crust in such form, grade or quality and quantity that there are reasonable prospects for eventual economic extraction.”

“The location, quantity, grade or quality, continuity and other geological characteristics of a Mineral Resource are known, estimated or interpreted from specific geological evidence and knowledge, including sampling.”

“Material of economic interest refers to diamonds, natural solid inorganic material, or natural solid fossilized organic material including base and precious metals, coal, and industrial minerals.”

“The term Mineral Resource covers mineralization and natural material of intrinsic economic interest which has been identified and estimated through exploration and sampling and within which Mineral Reserves may subsequently be defined by the consideration and application of Modifying Factors.”

“Inferred Mineral Resource”

“An Inferred Mineral Resource is that part of a Mineral Resource for which quantity and grade or quality are estimated on the basis of limited geological evidence and sampling. Geological evidence is sufficient to imply but not verify geological and grade or quality continuity.”

“An Inferred Mineral Resource has a lower level of confidence than that applying to an Indicated Mineral Resource and must not be converted to a Mineral Reserve. It is reasonably expected that the majority of Inferred Mineral Resources could be upgraded to Indicated Mineral Resources with continued exploration.”

“An Inferred Mineral Resource is based on limited information and sampling gathered through appropriate sampling techniques from locations such as outcrops, trenches, pits, workings and drill holes. Inferred Mineral Resources must not be included in the economic analysis, production schedules, or estimated mine life in publicly disclosed Pre-Feasibility or Feasibility Studies, or in the Life of Mine plans and cash flow models of developed mines. Inferred Mineral Resources can only be used in economic studies as provided under NI 43-101.”

“Indicated Mineral Resource”

“An Indicated Mineral Resource is that part of a Mineral Resource for which quantity, grade or quality, densities, shape and physical characteristics are estimated with sufficient confidence to allow the application of Modifying Factors in sufficient detail to support mine planning and evaluation of the economic viability of the deposit.”

“Geological evidence is derived from adequately detailed and reliable exploration, sampling and testing and is sufficient to assume geological and grade or quality continuity between points of observation.”

“An Indicated Mineral Resource has a lower level of confidence than that applying to a Measured Mineral Resource and may only be converted to a Probable Mineral Reserve.”

“Mineralization may be classified as an Indicated Mineral Resource by the Qualified Person when the nature, quality, quantity and distribution of data are such as to allow confident interpretation of the geological framework and to reasonably assume the continuity of mineralization. The Qualified Person must recognize the importance of the Indicated Mineral Resource category to the advancement of the feasibility of the project. An Indicated Mineral Resource estimate is of sufficient quality to support a Pre-Feasibility Study which can serve as the basis for major development decisions.”

“Measured Mineral Resource”

“A Measured Mineral Resource is that part of a Mineral Resource for which quantity, grade or quality, densities, shape, and physical characteristics are estimated with confidence sufficient to allow the application of Modifying Factors to support detailed mine planning and final evaluation of the economic viability of the deposit.”

“Geological evidence is derived from detailed and reliable exploration, sampling and testing and is sufficient to confirm geological and grade or quality continuity between points of observation. A Measured Mineral Resource has a higher level of confidence than that applying to either an Indicated Mineral Resource or an Inferred Mineral Resource. It may be converted to a Proven Mineral Reserve or to a Probable Mineral Reserve.”

“Mineralization or other natural material of economic interest may be classified as a Measured Mineral Resource by the Qualified Person when the nature, quality, quantity and distribution of data are such that the tonnage and grade or quality of the mineralization can be estimated to within close limits and that variation from the estimate would not significantly affect potential economic viability of the deposit. This category requires a high level of confidence in, and understanding of, the geology and controls of the mineral deposit.”

14.2	DECEMBER 31, 2015 MINERAL RESOURCE ESTIMATE

The mineral resource, as estimated by Timmins, is presented in Table 14.1. This resource estimate includes the mineral reserve discussed in Section 15.

Table 14.1
Mineral Resource Estimate for the San Francisco and La Chicharra Deposits as of December 31, 2015
(Inclusive of Mineral Reserves) (Gold Price of USD 1,200)

Area	Cut-off (Au g/t)	Category	Tonnage (x1,000)	Avg. Grade (Au g/t)	Gold Ounces
San Francisco Mine OP	0.203	Measured	15,932	0.62	319,000
		Indicated	5,916	0.62	119,000
		Total Measured & Indicated	21,848	0.62	438,000
		Inferred*	523	0.59	10,000
San Francisco Mine UG	1.50	Measured	-	-	-
		Indicated	476	3.48	53,000
		Total Measured & Indicated	476	3.48	53,000
		Inferred*	244	3.50	27,000
La Chicharra Deposit OP	0.195	Measured	9,768	0.51	161,000
		Indicated	2,521	0.50	40,000
		Total Measured & Indicated	12,289	0.51	202,000
		Inferred*	182	0.55	3,000
Total Resources		Measured	25,700	0.58	480,000
		Indicated	8,913	0.74	212,000
		Total Measured & Indicated	34,613	0.62	693,000
		Total Inferred*	949	1.33	41,000

*Inferred resources in this table does not material outside of the pits limit.

Both the CIM and the Australasian Joint Ore Reserves Committee (JORC) codes state that mineral resources must meet the condition of “a reasonable prospect for eventual economic extraction.” Timmins developed a Lerchs Grossman pit shell geometry at reasonable gold prices, and reasonable costs and recovery assumptions, in order to satisfy this condition. The resource estimate presented in Table 14.1 is based on a pit shell designed at a gold price of USD 1,200 per ounce and additional cost and recovery parameters developed by Timmins. The resource estimate within the pit shell includes all material in the measured, indicated and inferred categories.

14.3	MINERAL RESOURCE ESTIMATION PROCEDURES

The resource block model is based on 5 m by 5 m by 6 m high blocks. The coordinate limits of the previous model were retained for this current work. The topography was updated to reflect the mined surface as of January 1, 2016. The undisturbed pre-mining topographic surfaces are also available in the model.

Unlike the previous study, in which Timmins used the indicator kriging (IK) estimation method to outline the mineral resources, Timmins has continued since the 2011 update to conduct a manual interpretation of the mineralized zones, based on all of the drilling intersections now available in its database. This approach allows for more precise geological modelling and mineralization interpretation, which is enabling Timmins to plan better drilling programs to explore the extent of the mineralization and also to prepare better engineering designs regarding the ore and waste split in the pit for planning purposes. Overall, the method is similar to the previous method, except that the grade envelopes and geological domains are directly interpreted by the geologists using the drilling information they have gathered.

14.3.1	Database

The database of the San Francisco and La Chicharra deposits consists of 4,071 drill holes with 384,892 intervals, amounting to 605,836 m of drilling. A total of 126 of the drill holes lie beyond the model limits and have not been included in the study. The current database includes 114 new holes drilled in 2014 and 2015, and 13,345 m of drilling. Figure 14.1 is a plan view of the San Francisco drill hole collar locations. There was no new drilling at the La Chicharra pit.

Approximately 13% of the sampling intervals are greater than or equal to 2 m length, about 84% of the intervals are between 1.5 and 2.0 m in length, and about 3% are less than 1.5 m in length. In the case of duplicate samples, the original sample was used in the database. Figure 14.2 shows a 3-D profile of the current topography and the drill holes, looking north.

High grade outlier assays were capped at different gold grades, according to the domains. This differs from the capping value of 30 g/t gold used in the previous resource estimate. The capping values applied to each domain, and the number of composites capped, are summarized in Table 14.2.

Table 14.2
Applied Grade Capping on 3 m Composites for the San Francisco Resource Model

Rock	Lithology Codes	Au g/t Capping	# Capped Composites	Max Au g/t Value
Diorite	2	3.00	10	5.063
Gneiss	4	10.00	50	62.179
Granite	5	10.00	32	86.600
Schist	6	8.00	9	16.547
Lamprophyre	8	2.00	21	7.516

Rock	Lithology Codes	Au g/t Capping	# Capped Composites	Max Au g/t Value
Pegmatite	10	NA	NA	NA
Gabbro	11	9.00	33	55.266
Conglomerate	12	1.00	16	18.747

Table provided by Timmins Goldcorp Mexico, S.A. de C.V.

Figure 14.1
Plan View of the Drill Hole Collars at the San Francisco Deposit

Figure 14.2
3-D Profile of the Current Topography and the Drill Holes at the San Francisco Mine (Looking North)

14.3.2	Compositing

The assay database was composited to 3 m regular down-hole lengths, which is half the block height of 6 m. Assays were length-weighted for each composite. The relatively short composite length was chosen to unsmooth the resultant block grade distribution and provide a better match between the interpolated block grades and the underlying assay data.

14.3.3	Block Model

The model is based on regular 5 m by 5 m by 6 m blocks and covers an area of 2,560 m by 2,100 m in plan, and 456 m vertically. Table 14.3 gives the model coordinate limits and dimensions. Figure 14.3 is a 3-D view of the topography and interpreted mineral constraints at the San Francisco and La Chicharra deposits.

Table 14.3
3-D Block Model Limits and Dimensions

Area	Coordinates	Minimum	Maximum	Block Size	Number
San Francisco Mine	Easting	487500	490060	5 m	512 columns
	Northing	3356500	3358600	5 m	420 rows
	Elevation	158	854	6 m	116 levels
No Rotation
La Chicharra Project	Easting	485000	487500	5 m	500 columns
	Northing	3357500	3359000	5 m	300 rows
	Elevation	302	812	6 m	85 levels
No Rotation

Table provided by Timmins Goldcorp Mexico, S.A. de C.V.

Figure 14.3
3-D View of the Current Topography and Interpreted Mineralized Constraints at the San Francisco and
La Chicharra Deposits

14.3.4	Mineralized Outlines

For the current estimate, the mineralized grade shells were constrained using 3-D solids interpreted by geologists, based on the mineralized intercepts intersected by the drill holes.

Micon considers this approach to be superior because it allows for appropriate interpretive geological control within the model.

14.3.5	Block Model Rock Domains

Timmins has continued to use the rock domain interpretation developed for previous resource estimates. As much more data are available for the current estimate, the geological domains were interpreted in more detail by a senior geologist in the field. Table 14.4 summarizes the rock domains, with the corresponding codes and specific gravities.

Table 14.4
Rock Domain Code and Specific Gravity

Rock Name	Rock Code	Specific Gravity
Diorite	2	2.72
Gneiss, Felsic	4	2.75
Granite	5	2.76
Schist	6	2.75
Gneiss, Mafic	7	2.75
Lamprophrite dike	8	2.76
Pegmatite	10	2.85
Gabbro	11	2.81
Conglomerate	12	2.0

Table provided by Timmins Goldcorp Mexico, S.A. de C.V.

Bench polygons for each rock type were derived from this interpretation and imported into the block model. Blocks were coded based on 12 m bench polygons, projecting 6 m above and 6 m below the bench, in accordance with the principal rock type present in each block.

Composites were assigned the rock type of the block in which they were located. This was necessary since a portion of the drilling, particularly much of the Geomaque drilling, does not have a logged rock type.

14.3.6	Specific Gravity

A total of 68 specific gravity determinations were made, covering all rock domains. Results range from a high of 2.84 to a low of 2.61, with an arithmetic mean of 2.76. The specific gravity for each rock type, as used in the resource estimate, is summarized in Table 14.4.

14.3.7	Grade Interpolation

All blocks in the model were interpolated using the Ordinary Kriging method. The parameters were derived from the variography analysis and applied to the different domains and zones accordingly.

The applied search parameters used for the grade interpolation are summarized in Table 14.5.

Table 14.5
Applied Search Parameters for Ordinary Kriging Grade Interpolation

Rock Code(s)	Pass	Az (°)	Plunge (°)	Dip (°)	Variogram Parameters		Searching Parameters
							Range Major Axis (m)	Range Minor Axis (m)	Range Vertical Axis (m)	Min. Samples	Max. Samples	Max Samples per Hole
					Nugget	Sill
2	1	120	0	-55	0.3	0.65	50	50	7.5	6	12	2
4	1	40	0	0	0.3	0.7	30	30	9	6	12	2
5	1	110	0	-35	0.2	0.8	40	40	8.5	6	12	2
6	1	110	0	-45	0.22	0.78	45	45	7	6	12	2
8	1	135	0	-40	0.143	0.87	60	40	10	6	12	2
11	1	100	0	-20	0.3	0.74	50	50	7	6	12	2
12	1	55	0	0	0.015	0.727	30	24	7.8	6	12	2
2	2	120	0	-55	0.3	0.65	100	100	15	6	18	2
4	2	40	0	0	0.3	0.7	60	60	18	6	18	2
5	2	110	0	-35	0.2	0.8	80	80	17	6	18	2
6	2	110	0	-45	0.22	0.78	90	90	14	6	18	2
8	2	135	0	-40	0.143	0.87	120	80	20	6	18	2
11	2	100	0	-20	0.3	0.74	100	100	14	6	18	2
12	2	55	0	0	0.015	0.727	60	48	15.6	6	18	2
2	3	120	0	-55	0.3	0.65	200	200	30	2	10	2
4	3	40	0	0	0.3	0.7	120	120	36	2	10	2
5	3	110	0	-35	0.2	0.8	160	160	34	2	10	2
6	3	110	0	-45	0.22	0.78	180	180	28	2	10	2
8	3	135	0	-40	0.143	0.87	240	160	40	2	10	2
11	3	100	0	-20	0.3	0.74	200	200	28	2	10	2
12	3	55	0	0	0.015	0.727	120	96	31.2	2	10	2

14.3.8	Mineral Resource Classification

Mineralization in the San Francisco deposit is classified as a mineral resource according to the CIM definitions. The mineralized zones display good geologic continuity, as demonstrated by the drill results.

The categorization criteria applied to the resource estimate are as follows:

•	Blocks within 20 m of a sample are considered measured.
•	Blocks between 20 m and 40 m from a sample are considered indicated.
•	Any blocks further than 40 m from a sample are considered inferred.

14.3.9	Block Model Validation

The block model was validated using three methods:

1)	Statically – The gold grades of the 3 m composites grouped by domain were compared against the grades of the interpolated blocks.

2)	Trend Analysis – The interpolated block grades and the average grades of the 3 m composites were compared in swath plots at 50-m intervals in the east-west direction.

3)

Visually – Using Gemcom, Micon visually examined vertical sections, comparing the drill hole trace samples against the block model grade distribution, to ensure that the original sample grades and the block grades agree and that they are reasonably related in space.

All three validation procedures gave satisfactory results, sufficient to conclude that the block model can be used with confidence for the estimation of resources and reserves.

14.3.10	Resource Pit Optimization and Economic Parameters

Once Micon had audited and accepted the Timmins block model, Timmins proceeded to run a pit optimization program in order to estimate the resources. The gold price used for estimating resources was USD 1,200 per ounce.

The parameters used in the pit optimization for the estimation of the resources are summarized in Table 14.6. They are the parameters determined by Micon and Timmins, taking into account the actual costs obtained from the operation.

Pit bench heights were set at 6 m (the block height used in the model) and slope angles were based on inter-ramp angles recommended by Golder Associates in its December, 1996, report, adjusted to allow for haul roads of 25 m width.

Table 14.6
Pit Optimization Parameters for the 2015 Resource Estimate for the San Francisco and La Chicharra deposits

Area	Costs
San Francisco Mine	Description	Units	Amount
	Waste mining cost	USD/t	2.00
	Ore mining cost	USD/t	2.00
	Process cost	USD/t	3.86
	G & A cost	USD/t	1.04
	Gold price	USD/oz	1,200
	Rock Densities and Recoveries
	Name/code	Density	Recovery %
	Diorite (2)	2.72	62.50
	Gneiss felsic (4)	2.75	62.50
	Granite (5)	2.76	62.50
	Schist (6)	2.75	62.50
	Lamprophrite dike (8)	2.76	62.50
	Pegmatite (10)	2.85	62.50
	Gabbro (11)	2.81	62.50
	Conglomerate (12)	2.00	62.50
	General Recovery		62.50
La Chicharra Mine		Costs
	Waste mining cost	USD/t	1.58
	Ore mining cost	USD/t	1.58
	Process cost	USD/t	3.86
	G & A cost	USD/t	1.04
	Gold price	USD/oz	1,200
	Rock Densities and Recoveries
	Name/code	Density	Recovery %
	All Rock (100-500)	2.90	65.00
	General Recovery		65.00

Table provided by Timmins Goldcorp Mexico, S.A. de C.V.

For the underground resource estimate a preliminary cut-off grade of 1.5 g/t gold was used. The mineralization can potentially be accessed from the pit walls via adits rather than developing significant underground ramps which will assist in keeping mining costs down and various different scenarios exist for the processing of the mineralization. Further drilling will be necessary to fully define the underground potential at San Francisco.

14.3.10.1	Mineral Resource Statement

The pit shell adopted for reporting resources was estimated at a gold price of USD 1,200/troy ounce, using the economic parameters summarized in Table 14.6, the drilling database as of November, 2015 and the topographic surface as of January 1, 2015. The mineral resource, as estimated by Timmins and audited by Micon, is presented in Table 14.7. This resource estimate includes the mineral reserve described subsequently, and has an effective date of December 31, 2015.

Table 14.7
Mineral Resource Estimate for the San Francisco Project (Inclusive of Mineral Reserves)
(USD 1,200 Gold Price)

Area	Cut-off (Au g/t)	Category	Tonnage (x1,000)	Avg. Grade (Au g/t)	Gold Ounces
San Francisco Mine OP	0.203	Measured	15,932	0.62	319,000
		Indicated	5,916	0.62	119,000
		Total Measured & Indicated	21,848	0.62	438,000
San Francisco Mine UG	1.50	Inferred*	523	0.59	10,000
		Measured	-	-	-
		Indicated	476	3.48	53,000
		Total Measured & Indicated	476	3.48	53,000
		Inferred*	244	3.50	27,000
La Chicharra Deposit OP	0.195	Measured	9,768	0.51	161,000
		Indicated	2,521	0.50	40,000
		Total Measured & Indicated	12,289	0.51	202,000
		Inferred*	182	0.55	3,000
Total Resources		Measured	25,700	0.58	480,000
		Indicated	8,913	0.74	212,000
		Total Measured & Indicated	34,613	0.62	693,000
		Total Inferred*	949	1.33	41,000

Micon recommends that Timmins use the December 31, 2015 mineral resource estimate contained in Table 14.7 as the stated mineral resource estimate for the San Francisco Project (San Francisco and La Chicharra deposits), as this estimate recognizes the use of 0.203 g/t and 0.195 g/t gold as the open pit cut-off grades and 1.50 g/t gold as the underground cut-off grade, as the grades at which the mineralization would meet the parameters for potential economic extraction.

Micon believes that no environmental, permitting, legal, title, taxation, socio-economic, marketing or political issues exist which would adversely affect the mineral resources estimated above, at this time. However, mineral resources that are not mineral reserves do not have demonstrated economic viability. The mineral resource figures in Table 14.7 have been rounded to reflect that they are estimates.

15.0      MINERAL RESERVE ESTIMATES

Having established an unsmoothed ultimate pit shell from the resource pit optimization analysis, Timmins designed an open pit, with haul roads 25 m wide, and prepared a production schedule for the extraction of the measured and indicated mineral resources contained within the pit.

The reserve estimate completed by Timmins as of December 31, 2015 and audited by Micon in January, 2015, is compliant with the current CIM standards and definitions specified by NI 43-101, and supersedes the 2011 and 2012 reserve estimates for the San Francisco mine. In addition, Timmins has carried out a reserve estimate for its second deposit, La Chicharra, which has also been audited by Micon and is presented in this report.

15.1	CIM MINERAL RESERVE DEFINITIONS AND CLASSIFICATIONS

The latest edition of the CIM definitions and standards was adopted by the CIM council on May 10, 2014, and includes the definition of modifying factors that allow resources to become reserves and reserve definitions as reproduced below.

Modifying Factors

“Modifying Factors are considerations used to convert Mineral Resources to Mineral Reserves. These include, but are not restricted to, mining, processing, metallurgical, infrastructure, economic, marketing, legal, environmental, social and governmental factors.”

Mineral Reserve

“Mineral Reserves are sub-divided in order of increasing confidence into Probable Mineral Reserves and Proven Mineral Reserves. A Probable Mineral Reserve has a lower level of confidence than a Proven Mineral Reserve.”

“A Mineral Reserve is the economically mineable part of a Measured and/or Indicated Mineral Resource. It includes diluting materials and allowances for losses, which may occur when the material is mined or extracted and is defined by studies at Pre-Feasibility or Feasibility level as appropriate that include application of Modifying Factors. Such studies demonstrate that, at the time of reporting, extraction could reasonably be justified.”

“The reference point at which Mineral Reserves are defined, usually the point where the ore is delivered to the processing plant, must be stated. It is important that, in all situations where the reference point is different, such as for a saleable product, a clarifying statement is included to ensure that the reader is fully informed as to what is being reported.”

“The public disclosure of a Mineral Reserve must be demonstrated by a Pre-Feasibility Study or Feasibility Study.”

“Probable Mineral Reserve”

“A Probable Mineral Reserve is the economically mineable part of an Indicated, and in some circumstances, a Measured Mineral Resource. The confidence in the Modifying Factors applying to a Probable Mineral Reserve is lower than that applying to a Proven Mineral Reserve.”

“The Qualified Person(s) may elect, to convert Measured Mineral Resources to Probable Mineral Reserves if the confidence in the Modifying Factors is lower than that applied to a Proven Mineral Reserve. Probable Mineral Reserve estimates must be demonstrated to be economic, at the time of reporting, by at least a Pre-Feasibility Study.”

“Proven Mineral Reserve”

“A Proven Mineral Reserve is the economically mineable part of a Measured Mineral Resource. A Proven Mineral Reserve implies a high degree of confidence in the Modifying Factors.”

“Application of the Proven Mineral Reserve category implies that the Qualified Person has the highest degree of confidence in the estimate with the consequent expectation in the minds of the readers of the report. The term should be restricted to that part of the deposit where production planning is taking place and for which any variation in the estimate would not significantly affect the potential economic viability of the deposit. Proven Mineral Reserve estimates must be demonstrated to be economic, at the time of reporting, by at least a Pre-Feasibility Study. Within the CIM Definition standards the term Proved Mineral Reserve is an equivalent term to a Proven Mineral Reserve.”

15.2	MINERAL RESERVE ANALYSIS

15.2.1	Reserve Pit Optimization and Economic Analysis

Once Micon had audited and accepted Timmins resource estimates, Timmins proceeded to run a pit optimization program in order to estimate the reserves. The gold price used for estimating the reserves at the San Francisco Project was USD 1,100 per ounce.

The parameters used in the pit optimization for the estimation of reserves are the same as those described previously in connection with the estimation of resources.

15.3	MINING RECOVERY AND DILUTION

Mining recovery for the San Francisco and La Chicharra deposits has been estimated at 99%. Micon agrees with this estimate, as it is based on actual experience at the mine.

The dilution for the San Francisco and La Chicharra deposits is defined according to the type of mineralization and the size of the modelled blocks. The deposits vary in size and shape of the mineralization from one bench to another. The potential dilution varies with the amount of waste in contact with economic material; larger mineralized zones carry a lower percentage of dilution than smaller zones.

Timmins believes that its method for estimating dilution achieves a close approximation of what can be expected during operations. The method consists of identifying the blocks that are partially mineralized, with a maximum 40% of material below the economic cut-off grade, and adding that waste percent (tonnes and grade) as mining dilution.

For the purposes of the mine plan at the La Chicharra deposit Timmins has used the difference between two attributes within the block model to estimate the dilution for the purposes of the reserves. The two attributes of the block model that were used was AuT which is the tonnage and grade of the entire block and AuO are which represents only the tonnage and grade for the mineralized portion of the block. At this time it appears that 46% of all of the blocks within the La Chicharra model are totally mineralized whereas the remainder are only partially mineralized. Timmins has reviewed the difference between the estimation of the dilution for the December 31, 2015 reserves and the previous reserves for La Chicharra in 2013 and noted that it overall the dilution is similar to the 3% used in the 2013 estimation.

An overall average of 5.0% dilution was estimated for the San Francisco pit.

15.4	MINERAL RESERVE STATEMENT

Table 15.1 presents the reserves estimated within the pit design outline, including mine recovery and dilution factors.

Table 15.1
Mineral Reserves within the San Francisco and La Chicharra Pit Design (December 31, 2015) after Mining Recovery and Dilution

PIT	Classification	Metric tonnes (x1,000)	Gold g/t	Contained Gold Ounces
San Francisco Pit	Proven	8,846	0.68	194,000
	Probable	2,704	0.68	59,000
	Total	11,550	0.68	253,000
La Chicharra Pit	Proven	6,530	0.54	114,000
	Probable	411	0.52	7,000
	Total	6,940	0.54	120,000
Total	Proven	15,375	0.62	308,000
	Probable	3,115	0.66	66,000
	Total	18,490	0.63	374,000

San Francisco Pit	Stockpile	7,374	0.26	62,000

The proven and probable reserves in Table 15.1 have been derived from the measured and indicated mineral resources summarized in Error! Reference source not found. and account for mining recovery and dilution. The figures in Table 15.1 have been rounded to reflect that they are estimates.

The mineral reserve estimate has been reviewed and audited by Micon. It is Micon’s opinion that the December 31, 2015 mineral reserve estimate has been prepared in accordance with the CIM standards and definitions for mineral reserve estimates and that Timmins can use this estimate as a basis for further mine planning and operational optimization at the San Francisco Project (San Francisco and La Chicharra pits).

15.5	RECONCILIATION

Timmins conducted a reconciliation of the model to the mine production in August, 2014. The reconciliation focused its analysis on improving the geological model as well as auditing the production records from the mine and leach pads.

15.5.1	Review

The reconciliation of reserves prepared by Micon was based on the geological block model of October 2013, compared with a customized parallel block model constructed using blasthole data. Both models were constrained to the mined-out solids of 2012 to 2014.

The geological block model was constructed by Timmins and audited by Micon in October, 2012. The block size is 5 x 5 x 6 m. The production block model, prepared from the blasthole data, used the same block size for comparison purposes.

The blasthole data were used to perform variography, determine parameters and populate the blocks using the kriging interpolation method. Blastholes were treated as single ~6-m composites and the all gold values were capped to 5.0 g/t Au.

The blocks were flagged using high and low grade extruded polygons, taking into account the percentage of the block inside the solids. The high and low grade polygons were interpolated separately.

The reconciliation was reported against the overall mine cut-off grade of 0.16 to 0.40 g/t gold and, also, at the following grade ranges, which define whether material is to be heap leached or delivered to the low grade stockpile:

1)	Heap leach ore	:	0.20 to 0.40 g/t Au or higher.
2)	Stockpile material	:	0.16 to 0.20 g/t Au.

The tonnage and contained ounces predicted by the resource and blasthole block models agreed within 1.0% for the heap leach ore and within 8% of the overall cut-off grade of 0.16 g/t Au. These are satisfactory results.

For the low grade stockpile material, however, the models differed by 25%. This is thought to be due principally to the small size of the blocks in blasthole model and the kriging grade interpolation used in that model. The result is that a significant number of blocks in the resource model do not capture any blasthole data for the low grade portions of the deposit.

Micon recommends that, for future reconciliations:

•	Timmins constructs a 3D mineralization model that is snapped to the drill holes and stop using the current method of extruding the flat polygons between sections to create the resource model.

•

In zones of potentially high grade gold, the resources should be modelled separately using an appropriate cut-off based on local statistics. This will help minimize the smoothing and gain more control over spatial grade distribution within the model.

•

Timmins should not use partial blocks for the mineralized envelopes but use the 50% rule instead. As the block size (5 x 5 x 6 m) is small enough there is no need to apply a percentage to the blocks since the exploration data do not provide that level of precision.

16.0      MINING METHODS

Mining at the San Francisco Project is conducted by a contractor, using open pit mining methods.

16.1	PRODUCTION TO DATE

The San Francisco mine resumed commercial production in April, 2010. Table 16.1 summarizes production from April, 2010 to the end of December, 2015, by quarter. Ore of lower grade is being stockpiled for processing at the end of the mine life. Timmins reports that, at December 31, 2015, there was an accumulated stockpile of 8,117 Mt at an average grade of 0.260 g/t gold, as shown in Table 16.2.

During July, 2011, Timmins expanded of the crushing system to 15,000 t/d. In December, 2012, a new crushing circuit was installed to provide a capacity of 5,000 t/d. In August, 2013, the second crushing circuit was expanded by 2,000 t/d. The total current processing rate is 22,000 t/d and has been operating at this rate since the previous 2013 Technical Report was released.

16.2	OPEN PIT MINE DESIGN

16.2.1	Geotechnical Studies and Slope Design Criteria

The previous owners of the property, Geomaque de Mexico, retained Golder Associates (Golder) to conduct a geotechnical study on the San Francisco pit in December, 1996. Golder’s scope of work was to carry out site investigations, testing and analysis to develop slope angle recommendations for the pit design.

The recommended overall slope angles ranged from 37° for single 6 m benches along the northeast facing slopes, to a maximum of 56° for double-benching in schist units. Golder presented a table of recommended inter-ramp slope angles and catch bench widths to achieve the recommended overall slope angles.

Timmins used the Golder recommendations when carrying out the pit optimization analysis and included an allowance for 25 m ramp widths. In July, 2012, Molimentales received the results of a new geotechnical analysis of the pit it had commissioned from Call & Nicholas, Inc. (CNI).

Table 16.1
San Francisco Project, Timmins Annual Production from April, 2010 to the End of December, 2015 by Quarter)

Year	Quarter	Mined Ore* (Dry Tonnes)	Average Grade (g/t Gold)	Processed Ore (Dry Tonnes)	Average Grade (g/t Gold)	Gold Ounces Placed on Leach Pad	Gold Ounces Recoverable	Silver Ounces Recoverable	Gold Ounces Sold	Waste Mined	Strip Ratio	Days in Quarter	Average Ore Mined (tonnes/day)	Average Ore Processed (tonnes/day)	Total Mined (tonnes/day)
2010	April - June	911,319	0.802	905,296	0.718	20,904	14,145	6,050	10,375	4,057,842	4.1	91	10,014	9,948	55,461
	July - September	1,085,845	0.873	1,090,768	0.817	28,667	19,375	8,398	15,685	3,630,021	3.27	92	11,803	11,856	51,524
	October - December	1,222,551	0.972	1,208,677	0.939	36,483	25,034	11,030	20,031	4,498,925	3.54	92	13,289	13,138	62,720
2011	January - March	1,229,043	0.870	1,207,339	0.895	34,743	24,088	10,501	17,020	4,701,677	2.89	90	13,656	13,415	70,289
	April - June	1,268,454	0.907	1,239,075	0.859	34,235	22,138	8,622	16,676	4,239,137	2.57	91	13,939	13,616	64,696
	July - September	1,359,091	0.835	1,364,290	0.804	35,282	22,667	8,640	17,287	5,097,292	2.51	92	14,773	14,829	77,474
	October - December	1,285,035	0.777	1,327,299	0.778	33,195	21,686	11,635	21,524	4,160,488	1.98	92	13,968	14,427	68,023
2012	January - March	1,287,804	0.794	1,255,477	0.772	31,150	19,721	11,740	21,532	3,879,662	1.85	91	14,152	13,796	65,627
	April - June	1,306,312	0.901	1,347,112	0.901	39,028	25,507	14,453	23,203	4,342,495	2.07	91	14,355	14,803	70,776
	July - September	1,423,531	0.893	1,420,414	0.887	40,490	26,075	13,857	25,154	4,210,428	1.86	92	15,473	15,439	70,401
	October - December	1,340,712	0.880	1,493,623	0.819	39,339	24,886	16,203	24,556	5,295,383	2.84	87	14,573	16,235	77,858
2013	January - March	1,713,827	0.817	1,787,262	0.825	47,434	30,501	14,313	28,328	6,375,048	3.02	90	19,043	19,858	94,318
	April - June	1,776,833	0.818	1,848,832	0.814	48,380	31,800	16,124	28,024	6,235,920	2.79	91	19,526	20,317	93,074
	July – September	1,665,064,	0.799	1,815,709	0.771	45,016	29,666	16,228	29,139	5,441,889	2.58	92	18,099	19,736	82,093
	October – December	1,934,903	0.824	2,014,968	0.872	56,504	38,784	21,849	34,166	5,307,526	2.32	92	21,032	21,902	82,519
2014	January - March	2,085,582	0.792	2,122,650	0.760	51,838	34,544	26,648	35,413	5,520,468	2.37	90	23,173	23,585	87,712
	April - June	2,061,943	0.699	2,184,316	0.650	45,616	30,007	23,489	32,932	5,810,088	2.38	91	22,659	24,003	90,891
	July – September	1,949,924	0.571	2,213,740	0.504	35,889	23,783	18,800	26,675	6,208,303	3.08	92	21,195	24,062	89,411
	October – December	1,785,811	0.688	2,101,873	0.563	38,078	24,604	16,327	25,007	6,417,044	3.30	92	19,411	22,846	90,886
2015	January - March	1,974,125	0.581	2,074,788	0.532	35,469	21,473	15,309	24,155	5,997,897	2.87	90	21,935	23,053	89,825
	April - June	2,070,769	0.571	2,252,591	0.527	38,176	23,242	13,041	22,869	7,151,798	3.38	91	22,756	24,754	101,868
	July – September	1,946,848	0.549	2,200,292	0.510	36,072	23,010	10,526	23,387	7,000,474	3.57	92	21,161	23,916	97,428
	October – December	1,711,899	0.487	1,921,060	0.458	28,314	18,084	13,151	22,787	6,857,052	4.00	92	18,608	20,881	93,151
Total		36,397,227	0.751	38,397,451	0.713	880,303	574,820	326,935	545,923	122,436,858	2.75	2,101	17,324	18,276	79,463

*Excluding lower grade ore stockpiled.
Table provided by Timmins Goldcorp Mexico, S.A. de C.V.

Table 16.2
San Francisco Project, Timmins Annual Ore Stockpiled from April, 2010 to the End of December, 2015 by Quarter)

Year	Quarter	Low Grade Stockpile (Dry Tonnes)	Average Grade (g/t Gold)
2010	April - June	77,828	0.366
	July - September	24,324	0.344
	October - December	48,730	0.320
2011	January - March	395,254	0.258
	April - June	379,778	0.276
	July - September	671,185	0.276
	October - December	812,586	0.274
2012	January - March	804,585	0.271
	April - June	791,775	0.252
	July - September	842,973	0.229
	October - December	526,800	0.265
2013	January - March	399,784	0.261
	April - June	456,950	0.248
	July – September	445,603	0.255
	October - December	349,338	0.253
2014	January - March	288,021	0.259
	April - June	399,075	0.245
	July – September	67,598	0.245
	October - December	158,625	0.225
2015	January - March	112,206	0.257
	April - June	47,446	0.283
	July – September	16,030	0.409
	October - December	968	0.328
	TOTAL	8,117,461	0.260

Table provided by Timmins Goldcorp Mexico, S.A. de C.V.

The purpose of the study conducted by CNI was:

1)	To determine optimum inter-ramp slope angles and bench design parameters for the final San Francisco pit design.

2)	To identify and analyze any potential major instability that would represent a significant cost or interference to the mine operations.

3)	To provide recommendations for slope management over the life of the mine.

Stability analyses included bench scale Backbreak analysis, from which the expected distribution of bench face angles and reliability schedules were developed. The Backbreak analysis relied on a cell-mapping program conducted along existing pit benches. Average and minimum bench face angles for individual cells were recorded concurrently with the mapping. The bench face angle database confirmed the pit wall geometries that are currently being achieved at San Francisco. Discrete faults with lengths exceeding roughly 40 m were analyzed to determine their potential for forming viable failure geometries along final pit walls.

16.2.1.1	Design Recommendation

CNI’s recommended inter-ramp slope angles are based on bench geometries that resulted from the Backbreak analysis, using an 80% reliability of achieving the required 7.0 -metre catch bench width for a double-bench configuration and an 8.2 -metre catch bench width for a triple-bench slope configuration. The recommended slope design angles are based on the following considerations:

•

Recommended slope angles are the flattest inter-ramp slopes resulting from three analytical analyses: the Backbreak bench analysis, the inter-ramp (multibench) slope analysis and the overall slope analysis. Resulting inter-ramp slope angles for 12- metre double benching range from 39° to 50°; angles for 18-metre triple benching range from 42° to 52°.

•	The recommended slope angles require average bench face angles of at least 72°. Accordingly, a blast control program to minimize damage to final pit walls will be necessary.

•

Double and triple benching (12 and 18 metres) is recommended for most of the final pit walls. Double and triple bench geometries should have minimum catch bench widths of 7.0 and 8.2 metres, respectively. Recommended mine planning catch widths range from 8.7 metres to 13.1 metres.

•

Single benching (6 metres) is recommended for upper slope segments that are composed of either alluvial material, or mine waste dump. Slopes composed of these materials may be designed at a continuous 37° inclination, provided that a total height of about 40 metres is not exceeded.

The inter-ramp slope angles were determined for static seismic conditions. The impact of an earthquake on rock slope stability is considered minimal. The reported slope angles are also based on depressurized pit slopes.

16.2.1.2	Impact of Groundwater on Slope Stability

CNI’s recommended slope angles assume adequately drained (depressurized) slopes. The Backbreak analysis assumed depressurized conditions on mine benches, and inter-ramp stability analyses were performed for both saturated and depressurized conditions. Preliminary observations suggest that the final pit walls may be relatively free-draining, precluding the development of any excessive pore pressure buildup. It appears that draining will occur mostly through major faults and the more fractured ground surrounding these faults. This assumption should be confirmed once data are available from the piezometer monitoring and from the water seepage record for the pit wall, as the pit deepens.

16.2.1.3	Recommended Future Work

CNI recommends that, as new data are available from the planned exploration and development drilling campaigns, an updated geology and geotechnical model should be generated. An updated set of final pit geology/structure maps and cross-sections reflecting the most current interpretive work should also be generated.

CNI recommends that careful follow-up pit mapping is required to assist in updating any slope design changes, as additional structural and hydrologic data are collected. The geological, structural and geotechnical data should also be compiled routinely and the composite geology and structure map should be updated at least once a year. Periodic bench face angle surveys should be conducted along the double and triple benches, to evaluate the success in achieving the bench geometries and inter-ramp angle recommendations.

CNI recommends that a blast monitoring database should also be collected at San Francisco. The database should include the peak particle velocities from the complete wave pattern of individual blasts. The blast monitoring data will allow an assessment of blasting effects on slope stability to be undertaken.

CNI recommends that a slope monitoring program be instituted at the San Francisco Project. Using pertinent data collected from routine pit mapping and ongoing geotechnical programs, monthly reports with accompanying maps should be published and circulated to key mining personnel. Contingency plans that allow for alternative mining schemes should be developed, in case of slope instability at critical locations.

CNI recommends conducting the following groundwater related work at San Francisco:

1)	Water seeps along pit walls should be documented, with seasonal fluctuations, if any, and recorded. This information can be collected during routine pit mapping.

2)	Records should be kept on blasthole water depths.

3)	Piezometers should be installed at strategic locations along the final pit wall to define the groundwater table and its fluctuations (seasonal and/or due to pit dewatering).

The objective of these recommendations is to ensure that low pore pressures are maintained in the pit slopes.

16.2.2	Hydrological Considerations

During its site inspection, Micon observed that the existing pit walls were generally dry, with a few minor seepages along shear zones. At the end of 2010, a hydrogeological study was conducted by Investigación y Desarrollo de Acuíferos y Ambiente (IDEAS) around the pit, to evaluate the hydrological regime in this area. A number of piezometers were installed to monitor the water flow surrounding the pit (Figure 16.1) .

During 2013, water volumes pumped from the San Francisco pit have ranged between 6,000 and 51,000 m3 per month.

Figure 16.1
Piezometer (PFP-01A) Installed to Monitor Water Flow Surrounding the Pit

16.2.3	Phased Pit Designs

Before Timmins commenced mining within the San Francisco pit, pit designs were revised from the two mining phases developed previously by IMC, to three mining phases designed by Timmins. The latter designs were used for re-starting operations, in order to achieve a favourable distribution of waste tonnage during the mine life and enhance the availability of heap leach feed.

In 2010, the three-phase open pit design was extended to incorporate the additional resources delineated to the northwest of the previous pit outline. Additional drilling has now extended the pit limits by 70 to 100 m and a fourth pit phase has now been added to the design. The first phase was completely mined in the first quarter of 2012.

The reserves for the La Chicharra pit has also now been incorporated into the formal mine plan. The La Chicharra pit is located 1,000 m west of the San Francisco pit and was previously operated by Geomaque. Drilling has delineated additional resources and a pit design has been developed based on the USD 1,200/oz gold optimized pit shell.

Figure 16.2 shows the final pit designs for the San Francisco and La Chicharra pits.

In addition to the open pit, Timmins has been conducting an investigation into whether or not it is economical to conduct limited underground mining beneath the southern pit wall of the San Francisco pit. In 2015, Timmins conducted limited underground drifting to expose the mineralized lenses outlined in preliminary drilling. In September, 2015, Timmins ceased the underground drifting after exposing the mineralization along two lenses. Timmins is contemplating doing further drilling to define the extent of the mineralization exposed in the workings and also to assist it in deciding the best underground mining method, should it proceed with mining these lenses. Figure 16.3 is a view of the portal to the underground working beneath the southern wall of the San Francisco pit.

16.2.4	Waste Rock Management

Existing waste rock dumps are located to the south of the San Francisco open pit, close to the pit rim and cannot be extended to the north. They are also limited to the east by a property boundary and to the west. Accordingly, the existing dumps will be extended further south, where adequate space does exist. Previously with the expansion of the reserves, additional waste dump volume was required and a site located northwest of the pit was identified that would contain the majority of waste rock produced during the mine life. A condemnation drilling program was conducted and waste is currently being dumped in this area.

16.2.5	Mine Operations

All mining activities are being carried out by the contractor, Peal Mexico, S.A. de C.V., of Navojoa, Mexico. The contractor is obliged to supply and maintain the appropriate principal and auxiliary mining equipment and personnel required to produce the tonnage mandated by Timmins, in accordance with the mining plan. Table 16.3 is summary of the contractor’s mining equipment currently in place.

Timmins provides contract supervision, geology, engineering and planning and survey services, using its own employees.

Further discussions related to the mining contract are included in Section 19.

Figure 16.2
San Francisco and La Chicharra Final Pit Designs, Dumps and Low Grade Stockpile Layout

487,000
489,000
OLD LEACH PAD
TOWN
3'358,000
3'356,000
0
1000
meters
N
EXPLANATION
1 Main Gate
2 Water Well #1
3 ADR Plant 1
4 Exploration Office
5 Operation Office
6 ADR Plant 2
7 Fine Crushing Circuit
8 New Crushing Circuit
9 Fresh Water Tanks
10 Low Grade Stock
11 La Chicharra Pit
12 La Chicharra Waste Dump
13 Water Well #4
14 Control Tower
15 San Francisco West Waste Dump
16 San Francisco South Waste Dump
17 Water Well #2
18 Water Well #3
19 San Francisco Pit
20 Leach Pads
21 La Chicharra Waste Dump Project
22 San Francisco South Waste Dump Project
23 San Francisco West Waste Dump Project

Figure provided by Timmins Goldcorp Mexico, S.A. de C.V and figure is dated as of February, 2016.

Figure 16.3
A View of the Portal Access to the Underground Workings Beneath the Southern Wall of the San Francisco Pit

Table 16.3
Contractor’s Mining Equipment

Brand	Model	Quantity	Type
CATERPILLAR	777F	16	Trucks
KOMATSU	785	11	Trucks
KENWORTH	T300	1	Auxiliary
CATERPILLAR	D10T	2	Dozer
CATERPILLAR	D8T	2	Dozer
INGERSOLL	2475	3	Auxiliary
INGERSOLL	Power Generator	3	Auxiliary
CATERPILLAR	775B	3	Water Truck
CATERPILLAR	775D	2	Water Truck
CATERPILLAR	834G	2	Dozer
CATERPILLAR	16M	2	Grader
CATERPILLAR	CS583	1	Pipe Layer
HAMMER	5320	1	Pipe Layer
CATERPILLAR	993K	2	Loader
KOMATSU	PC2000	3	Shovel
KOMATSU	1250	1	Shovel
ATLAS COPCO	DML	2	Drilling
ATLAS COPCO	DM45	7	Drilling

Table provided by Timmins Goldcorp Mexico, S.A. de C.V.

17.0      RECOVERY METHODS

17.1	PROCESSING DESCRIPTION

17.1.1	Crushing and Conveying

Ore extracted from the pit is transported in 100 t capacity haulage trucks and fed directly into the gyratory primary crusher with dimensions of 42 inch x 65 inch. The primary crusher has a nominal capacity of 900 t/h. The crushed product is then transported on conveyor belts to a coarse ore stockpile with a capacity of 6,000 t.

Two feeders beneath the coarse ore stockpile deliver the material to a conveyor belt for transport to the secondary crushing circuit. The ore is screened at 12.5 mm (½ inch). Screen undersize reports to the final product, while screen oversize is fed to two secondary crushers.

Product from the secondary crushers is transported on conveyor belts to the tertiary crushing circuit, which comprises three parallel tertiary crushers operating in closed circuit with screens. The minus 12.5 mm undersize from the screens is delivered to the leach pad. This crushing circuit has a nominal capacity to deliver 16,000 t/d of crushed material to the leach pads.

Recently, Timmins has installed a new crushing circuit with a capacity for processing an additional 7,000 t/d. This circuit comprises one jaw primary crusher, two secondary crushers, three tertiary crushers, screens and conveyors.

The total installed crushing capacity is 22,000 t/d. At the time of writing this Technical Report, Timmins does not have any additional plans to increase throughput of the crushing and conveying systems for the San Francisco mine.

17.1.2	Leaching

Product from the crushing plant is transported to the leach pad on overland conveyors and deposited on the pad with a stacker, forming 6 m high lifts. A bulldozer is used to level the surface of each lift. The irrigation pipelines are then installed to distribute the leach solution over the entire surface of the lift.

Timmins has constructed the leach pads and has 4 different phases for depositing, based on the permits granted by the Mexican Environmental Agency (PROFEPA, Procuraduría Federal de Protección al Ambiente). Table 17.1 summarizes the leach pad phases based upon the permits acquired. Figure 17.1 is a photograph of the heap leach pads, as viewed from the La Chicharra pit.

Table 17.1
Summary of the Leach Pad Phases Based Upon the Permits Acquired for the San Francisco Mine

# Phase	Duration	Surface	Nominal Capacity	Capacity	Status
1 & 2	November, 2009 to November, 2013	36 ha	23 Mt	to date 22 Mt	Releached
3	November, 2013 to August, 2015	25 ha	16 Mt	15 Mt	On Irrigation
4	August, 2015 to date	16 ha	8 Mt	4 Mt	Depositing ore

Table provided by Timmins Goldcorp Mexico, S.A. de C.V.

Figure 17.1
Heap Leach Pads as Viewed from the La Chicharra Pit

The leach solution consists of 0.05% sodium cyanide with a pH of 10.5 to 11. The solution percolates to the bottom of the lift and flows to the channel that carries the solution to the pregnant solution storage pond, from which it is pumped to the adsorption, desorption and recovery (ADR) plants.

Barren solution exiting the ADR plants flows to the barren solution storage pond where fresh water and sodium cyanide are added, before the solution is pumped back to the leach pad.

17.1.3	Adsorption/Desorption/Recovery (ADR) Plants

Pregnant leach solution is fed to the first adsorption plant which consists of 2 parallel lines of carbon columns, each with 5 tanks in series, through which the carbon is advanced counter-currently to the solution flow. One line of columns contains approximately 2.0 t of carbon and the other 2.5 t. Gold is adsorbed on the carbon to a concentration of approximately 5,000 g/t. Desorption of the carbon is achieved in a Zadra type elution circuit. Gold is recovered by an electrowinning circuit comprising stainless steel electrodes in a stainless steel electrolytic cell. The stainless steel cell and cathodes are relatively new and replace the original polypropylene cell with steel wool cathodes. The use of stainless cathodes is more efficient, as it eliminates the smelting of substantial quantities of steel wool, which requires substantially more flux and can lead to inferior grade doré.

Installation of a new line of carbon columns (second ADR plant) with 5 tanks containing approximately 6 t of carbon, and with a flow of 3,500 USGM, was completed in August, 2011, to increase the production capacity.

17.1.4	Process Plant Layout

Figure 17.2 to Figure 17.7 show the fine crushing circuit, the new crushing circuit, plan view of the crushing circuit, view of the crushing circuit from the San Francisco pit lookout, solution balance and the overall gold recovery circuit flowsheet.

Figure 17.2
Fine Crushing Circuit Flowsheet

Descarga de Quebradoras Terciarias
Stockpile
Cono de Finos
Producto de Cribado Auxiliar
SANDVIK
PlantDesigner
External Version
Flow Sheet Calculations
2015-11-17
Mina San Francisco
F. Del Castillo
Circuito Fino
Granulometría 24 - Ago - 15
MX15-007
MSF240815

Figure provided by Timmins Goldcorp Mexico, S.A. de C.V. and dated August, 2015.

Figure 17.3
New Crushing Circuit Diagram

Alimentación de TBD-01
Producto de Quebradora de Quijada
MyFeed
Gabbro
SD 2.85 t/m3
Cr 39 %
Abr 1227 g/t
t/h
~Quebradora Terciaria 3
~Quebradora Secundaria
FS 403
#25 mm
#19 mm
#12 mm
Criba Terciaria 3
~FS 403
Cribas Terciarias 1 y 2
HP400
sh medium
HP400
sh medium
Quebradoras Terciarias 1 y 2

Figure provided by Timmins Goldcorp Mexico, S.A. de C.V. and dated February, 2016.

Figure 17.4
Plan View of the Crushing Facilities 1

Note 1: Drawing not to scale and North direction is toward the top of the figure.

Figure 17.5
View of the Crushing Facilities and Heap Leach Pads as Seen from the Lookout at the San Francisco Pit

Figure 17.6
Heap Leach Circuit Showing the Solution Balance

Figure 17.7
Overall Gold Recovery Circuit (ADR) Flowsheet

17.1.5	Manpower

The current process plant manpower is summarized in Table 17.2.

Table 17.2
Manpower at the San Francisco Mine Process Plant and Associated Facilities

Department	Description	Quantity
ADR plant	Superintendent / Supervisor	6
	Hourly personnel	37
Leach	Superintendent / Supervisor	5
	Hourly personnel	14
Crushing	Superintendent / Supervisor	11
	Hourly personnel	56
Laboratory	Superintendent / Supervisor	8
	Hourly personnel	19
TOTAL		156

Table provided by Timmins Goldcorp Mexico, S.A. de C.V.

17.1.6	Consumables and Maintenance

The usage rates and costs of process reagents are summarized in Table 17.3.

Table 17.3
San Francisco Process Reagents (Consumables)

Reagents	Consumption (Unit/tonne)	Annual Cons (Unit/year)	Unit Cost (USD)	Annual Cost (USD)
Antiscalent	0.030 L	166,386 L	2.95	491,149
Sodium Cyanide	0.455 kg	3,844 t	2.19	8,412,614
Caustic Soda	0.016 kg	139 t	0.63	87,744
Lime	0.318 kg	2,686 t	0.16	422,737
Carbon	0.017 kg	146 t	3.63	530,603
Hydrochloric Acid	0.021 kg	176 t	0.28	49,515
Propane	0.173 L	1,463,657 L	0.43	633,226
Total cost				10.627.588
Total cost per tonne				1.257

Table provided by Timmins Goldcorp Mexico, S.A. de C.V.

18.0      PROJECT INFRASTRUCTURE

18.1	ADMINISTRATION, ENGINEERING AND EXISTING INFRASTRUCTURE

Figure 18.1 shows the 2016 San Francisco mine site layout, with the current operations and the pit, leach pads, waste storage expansion, the low grade ore stockpile and the area around the La Chicharra pit.

Figure 18.1
2016 General Site Layout

18.1.1	Manpower Organization

The current total manpower at the San Francisco mine is shown in Table 18.1, excluding the mine contract personnel.

Table 18.1
Total Manpower for the San Francisco Mine

Department	Description	Quantity
ADR plant	Superintendent / Supervisor	6
	Hourly personnel	37
Leach	Superintendent / Supervisor	5
	Hourly personnel	14
Crushing	Superintendent / Supervisor	11
	Hourly personnel	56
Warehouse	Supervisor	1
	Hourly personnel	6
Exploration	Superintendent / Supervisor	0
	Hourly personnel	0
Direction	General Manager	1
	Superintendent / Supervisor	3
Geology	Superintendent / Supervisor	4
	Hourly personnel	13
Mine	Superintendent / Supervisor	3
	Hourly personnel	1
Engineering	Superintendent / Supervisor	3
	Hourly personnel	3
Laboratory	Superintendent / Supervisor	8
	Hourly personnel	19
Metallurgy	Superintendent / Supervisor	1
	Hourly personnel	6
Electric Maintenance	Superintendent / Supervisor	4
	Hourly personnel	14
Administrative / Accounting	Superintendent	1
	Supervisor / Assistant	4
Purchasing	Superintendent	2
	Supervisor / Assistant	1
Human Resources	Superintendent / Supervisor	1
	Hourly personnel	4
Safety and Environment	Superintendent / Supervisor	9
	Hourly personnel	2
TOTAL		243

Table provided by Timmins Goldcorp Mexico, S.A. de C.V.

18.1.2	Offices, Workshops and Stores

Office space is provided in a structure of approximately 450 m2, located on the property, southeast of the ADR plant. The building has adequate working space for the on-site mine administration and also provides basic catering and ablution facilities.

A vehicle workshop, south of the ADR plant and north of the open pit, occupies more than 660 m2 and accommodates the off-road haul trucks, excavators and ancillary vehicles used in the open pit mining operation.

A general warehouse of approximately 200 m2, located north of the ADR plant, accommodates process reagents and mechanical spares. Bulk lime for the heap leach process is stored in a silo near the crushing plant.

A new building was completed in December, 2010, to house the exploration offices. This new office space is approximately 150 m2, provides adequate working space and basic ablution facilities. This new building is located east of the original ADR plant.

The new 1,500 m2 core and sample storage facility (Figure 18.2, Figure 18.3 and Figure 18.4), north of the ADR plant, was completed in 2013. This facility will provide permanent and secure storage for both the diamond drill core and pulp samples, as well as hosting the new sample preparation facilities for the exploration department. The rear half of the building is currently being used as a secure storage facility for reagents used in the ADR plants.

A new 1,500 m2 general warehouse expansion, located north of the ADR plant, has been completed since January, 2014. The facility accommodates mechanical spares and other consumables.

Figure 18.2
Exploration Sample Storage and Preparation Facility

Figure 18.3
Core Stored in the Exploration Sample Storage and Preparation Facility

Figure 18.4
Pulp Samples Stored in the Exploration Sample Storage and Preparation Facility

18.1.3	Electrical Power Supply

Electrical power supply to the mine is delivered through a 33 kV overhead line from the utility company, Comisión Federal de Electricidad (CFE). From the main metering point, the power is distributed to the crushing and screening plant and other site infrastructure at 480/220/110 V. However, power used for the new crushing circuit is supplied by diesel generators. At the crushing and screening plant, separate transformers feed the principal equipment. Installed transformer capacity is summarized in Table 18.2.

Table 18.2
Summary of the Installed Transformer Capacity

Area of Transformer	KVA
Primary Crushing (Gyratory Crusher)	1,000
Fine Crushing Circuit	3,000
New Crushing Circuit	1,500
Overland & grasshoppers conveyors	5,500
Leach solution ponds	1,500
Pumping Substation	2,500
ADR Plant	1,000
Assay & Met Laboratory	300
Exploration Assay Laboratory	500
Main office	75
Exploration office	45
Water well #1	75
Water well #2	45
Water well #3	150
Water well #4	225
Overall lighting	50
Mining contractor office	75
Mining contractor workshop	75
Mechanical maintenance workshop	75
Washer truck area	75
Geology warehouse	75
Liquid cyanide facility	30
Maintenance contractor office (Inpromine)	150
Main warehouse	15

Table provided by Timmins Goldcorp Mexico, S.A. de C.V.

The electrical power supply is sufficient for the current production rate of 22,000 t/d of ore, with some spare capacity.

18.1.4	Water Supply

The current demand of fresh water is 3,296 m3/d, of which 1,841 m3/d are for the leach area and ADR plants, 988 m3/d for the irrigation of the roads inside both pits, 136 m3/d for crushing and offices, 58 m3/d for the mining contractor office and workshop and 273 m3/d for the irrigation of community roads.

Comisión Nacional del Agua (CONAGUA) has authorized 4 concession titles to exploit and use national water for a grand total of 1,900,000 m3/year. Timmins has built and commissioned 4 water wells, each one with the following capacity:

•	Water well #1: 300,000 m3/year.
•	Water well #2: 300,000 m3/year.
•	Water well #3: 400,000 m3/year.
•	Water well #4: 900,000 m3/year.

All fresh water is conducted through pipeline and distributed to each point of usage as shown in Figure 18.5.

Figure 18.5
Fresh Water Distribution Network at the San Francisco Mine

A new water tank and a pressure pump were installed to comply with regulation NOM–002–STPS of the Secretaría del Trabajo y Previsión Social (STPS) regarding the prevention of and protection against fire in the workplace, which states that water pressure for fire control should be at least 7 kg/cm2.

19.0      MARKET STUDIES AND CONTRACTS

Timmins produces gold doré at the San Francisco mine which is further refined and readily sold on the world market. At the time of compiling this report, the price of gold ranged from USD 1,404/oz gold to USD 1,192/oz.

19.1	MARKET AND MARKET STUDIES

Gold is a metal that is traded on world markets, with benchmark prices generally based on the London market (London fix). Gold has two principal uses: product fabrication and bullion investment. Fabricated gold has a wide variety of end uses, including jewellery (the largest fabrication use), electronics, dentistry, industrial and decorative uses, medals, medallions and official coins. Gold bullion is held primarily as a store of value and as a safeguard against the depreciation of paper assets denominated in fiat currencies. Due to the size of the bullion market and the above-ground inventory of bullion, Timmins activities will not influence gold prices. The doré produced by Timmins at its mines is further refined by third parties before being sold as bullion (99.99% pure gold). To a large extent, gold bullion is sold at the spot price.

Table 19.1 summarizes the high and low average annual London PM gold and silver price per ounce from 2002 to January, 2016.

Table 19.1
Average Annual High and Low London PM Fix for Gold and Silver from 2002 to January, 2016
(prices expressed in USD/oz)

	Gold Price			Silver Price
Year	High (USD)	Low (USD)	Cumulative Average	High (USD)	Low (USD)	Cumulative Average
2000	312.70	263.80	279.11	5.45	4.57	4.95
2001	278.85	255.95	271.04	4.82	4.07	4.37
2002	349.30	277.75	309.73	4.85	4.20	4.60
2003	416.25	319.90	363.38	5.96	4.37	4.88
2004	454.20	375.00	409.72	7.83	5.49	6.67
2005	536.50	411.10	444.74	9.23	6.39	7.32
2006	725.00	524.75	603.46	14.94	8.83	11.55
2007	841.10	608.30	695.39	15.82	11.67	13.38
2008	1,011.25	712.50	871.96	20.92	8.88	14.99
2009	1,212.50	810.0	972.35	10.51	19.18	14.67
2010	1,421.00	1,058.00	1,224.53	15.14	28.55	20.19
2011	1,895.00	1,319.00	1,571.52	26.68	48.70	35.12
2012	1,791.75	1,540.00	1,668.98	37.23	26.67	31.15
2013	1,693.75	1,192.00	1,411.23	31.11	18.61	23.79
2014	1,385.00	1,142.00	1,266.40	22.05	15.28	19.08
2015	1,295.75	1,049.40	1,160.06	18.23	13.71	15.68
2016*	1,116.25	1,077.00	1,097.37	14.38	13.58	14.02

Source: www.kitco.com,, London PM Fix – USD.
* Data for 2016 is as of January 31, 2016

Over the period from 2008 to 2012, world gold price increased significantly. This had a favourable impact on revenue from production of most of the world’s gold mines, including the San Francisco Project. In 2013, however, the world gold price decreased rapidly, from a high of approximately USD 1,693.75/oz in January to a low of USD 1,192.00/oz in June. The overall decline in the price of gold has continued since 2013, and has forced companies to defer exploration projects, lay-off staff, cut or cancel dividends, scale back production, halt expansion plans, and place projects and mines on care and maintenance or sell mines in order to decrease debt. Silver prices have decreased during this period, as well.

19.2	MINING CONTRACTS

19.2.1	Contractor Requirements

Under the contract dated September 19, 2009 (initial offer dated May 23, 2007 and updated August 14, 2008), amended various times on March 18, 2011, November 1, 2012, April 1, 2013, March 21, 2014, and in February and March, 2015, the contractor’s performance of mining operations at the San Francisco mine includes drilling and blasting, loading and transportation of waste rock and ore, pit drainage, building slopes and roads as needed, scaling of pit walls to design limits, maintenance of equipment, and providing safe and orderly working conditions.

Until the end of 2014, the base contract rate for mining was USD 1.59/t for the first 2.5 Mt mined in a given month, with reduced rates for the incremental tonnage mined in excess of 2.5 Mt, as summarized in Table 19.2. As part of Timmins’s negotiations with the mining contractor to reduce the operating costs, it has been agreed that there will be a unique base rate of USD 1.59/t for the San Francisco pit and USD 1.30/t for the La Chicharra pit.

Table 19.2
Contract Mining Rates

Tonnage Range (Mt/y)	Base Rate (USD/t)	Incremental Rate (USD/t)
Monthly tonnage San Francisco pit	1.59	-
Monthly tonnage La Chicharra pit	1.30	-

Other terms of the mining contract include:

•	The assumed powder factor is 0.200 kg of ANFO per tonne of rock blasted. The base cost per tonne of material blasted (including items such as explosives, supplies and accessories, drill service for blasting etc.), is USD 0.19/t.

•	The drill pattern is 4.5 m by 5.0 m, using 6.5 inch diameter blast hole drills.

•	The base cost of diesel fuel is USD 0.52 per litre.

•	Design rock densities are ore 2.66 t/m3 and waste 2.77 t/m3.

•	The work schedule is based on two shifts of 12 hours per day, 360 days per year.

19.2.2	Owner Mining Requirements

Mining engineering and design services are provided by Timmins. These services include:

•	Obtaining of all permits and licences for mining.
•	Mine design and planning, grade control and surveying services.
•	Supply of electric power, water and telecommunications.
•	Security services, safety plans and personnel and first aid stations.

19.3	REFINING AND SALES CONTRACTS

19.3.1	Refining Agreement

Timmins subsidiary Molimentales entered into an agreement with Johnson Matthey Inc. (Johnson Matthey) to refine the gold and silver doré bars produced at the San Francisco mine, at Johnson Matthey’s Salt Lake City refinery in Utah, USA.

Some of the terms and conditions in the contract are as follows:

•	Shipments will consist of no less than 100 kg of material, in the form of doré bars weighing approximately 10 to 25 kg.

•	Each shipment will have full and complete documentation to permit importation into the United States.

•	The refiner will credit the following percentages of the final agreed assayed gold and silver content of the refined material in each shipment:

o	99.90% of the assayed gold content.
o	99.00% of the assayed silver content.

•	Delivery of the gold and silver components of the recoverable metals from each shipment will be made 7 working days after receipt of the material by the refiner, subject to the assay results being within the splitting limits as set forth in the agreement.

•	Treatment charges are USD 0.55 per troy ounce of material received.

•	If Timmins elects to take an early settlement of the account, Johnson Matthey will levy a fee which is calculated according to the terms of the agreement.

•	Johnson Matthey may charge additional fees for refining or may reject any material containing in excess of the maximum limits of deleterious elements, as defined by the contract.

The first refining agreement between Molimentales and Johnson Matthey commenced on December 28, 2009 and remained in effect until December 31, 2011. It was renewed in 2012 and the term was extended until December 31, 2013. Thereafter, the agreement has been automatically renewed for 12 months. The current agreement has been signed on November 17, 2014 and covers the period from January 1, 2015 to December 31, 2016.

19.3.2	Master Purchase Contract and Bill of Sale and Trading Agreement

On June 23, 2010, Molimentales entered into a contract and sale agreement with Auramet Trading, LLC (Auramet), under which it agreed to sell the gold and silver output from the San Francisco mine to Auramet.

On June 23, 2010, Molimentales also entered into a trading agreement with Auramet, which set forth the terms and conditions that govern non-exchange traded, over-the-counter, spot, forward and option transactions, on a deliverable and non-deliverable basis, involving various metals, energy products and currencies. The trading agreement is part of the Master Purchase Contract and Bill of Sale agreement with Auramet.

19.3.3	Blasting Services

Timmins subsidiary Molimentales has an agreement, valid until October 31, 2014, with DUFIL, S.A. de C.V., to handle the explosives from the warehouse to the pit, to prepare the ANFO, to design the blasting grids and to load the explosives into the holes. The contract has been automatically renewed and remains valid.

19.3.4	Portable Crushing Services

In May, 2012, Molimentales entered into an agreement with Servicios de Mineria Swazi S.A. de C.V., for crushing and hauling to pad 4 Mt of ore. This contract was amended in February, 2013 and in July, 2014.

Some of the terms and conditions in the contract are as follows:

•	The unit price per tonne crushed and hauled is set at USD 3.20.
•	The length of the contract is 6 years.
•	At least 80% of the ore should be sized minus ⅜” after crushing.

If the price of the ounce of gold falls below USD 1,000/oz (USD 1,200/oz in initial contract), both parties have agreed to meet and determine whether the services should cease or continue.

In October, 2013, Molimentales also entered into an agreement with EZFE Especialistas en Sistemas Termicos, S.A. de C.V., for crushing and hauling to pad 1 Mt of ore. This contract was amended in June, 2014 to bring the tonnage to be processed up to 2.5 Mt of ore.

Some of the terms and conditions in the contract are similar as in the other contract and are as follows:

•	The unit price per tonne crushed and hauled is set at USD 3.20.
•	The length of the contract is 4 years.
•	At least 80% of the ore should be sized minus 9.5 mm (⅜ inch) after crushing.

If the price of the ounce of gold falls below USD 1,000/oz (USD 1,200/oz in initial contract), both parties have agreed to meet and determine whether the services should cease or continue.

At the time of writing this report, both contracts are in the process of being terminated.

20.0      ENVIRONMENTAL STUDIES, PERMITTING AND SOCIAL OR COMMUNITY IMPACT

Micon’s 2013 Technical Report discussed the environmental studies, permitting and social or community impact prior to and into the third quarter of 2013. This section will discuss the environmental, permitting and social or community impact studies conducted by Timmins from the third quarter of 2013 until December, 2015.

20.1	ENVIRONMENTAL CONSIDERATIONS

On March 2, 2012, Molimentales submitted a request to the Secretary for the authorization of an additional land use of 70.00 ha for the Chicharra pit, 160.00 ha for a new waste dump, 100.00 ha for the new leach pads, 8.54 ha for a new crushing circuit and 9.18 ha for a new area in ADR plant, for the increase in production capacity to 25,000 t/d. The Secretary conditionally authorized the additional land on May 02, 2012.

On July 22, 2013, Molimentales submitted a request of A Technical Justification Study for the Change of Use of Land (Estudio Técnico Jusitificativo para el Cambio de Uso de Suelo) to the Secretary to grant authorization for 334.75 ha of new land use areas, based upon the inventory of the natural resources to be affected, and an environmental evaluation of the new areas. The Secretary authorized the additional land on Octuber 16, 2013. At this time, the whole mine site has the authorization.

Modifications to the Environmental Licence (Licencia Ambiental Única), authorized on March 17, 2010, were submitted on August 25, 2014, to request the authorization of the Secretary of Environment and Natural Resources to include new equipment and increased production capacity for the operating licence, new inventory and registration of emissions to the atmosphere, new inventory and registration of hazardous waste generation and, also to register modifications to the blasting program. The Secretary conditionally authorized the modifications on October 6, 2014.

Molimentales continues to comply with the conditions established by the Secretary of Environment and Natural Resources for all of the previous and newly authorized environmental permits. These conditions include programs for the recovery and relocation of flora, reforestation, recovery and relocation of fauna, monitoring of surface water quality, monitoring of air quality, and hazardous waste management.

Recently, due to its efforts to improve in environmental area, Timmins was certified on April 2015 as “Clean Industry”, which is granted by the Federal Attorney of Environmental Protection (PROFEPA). The certification was granted after an environment audit process in the San Francisco mine and it has validity for 2 years. Timmins is committed to maintaining excellent standards on environment protection and care in all of its operations.

20.2	COMMUNITY AND SOCIAL CONSIDERATIONS

Timmins is an active participant in and supporter of a number of community activities in Estación Llano and the surrounding communities. These activities range from assisting with health issues, education, athletics, cultural, social service and public works. Between July, 2013 and 2015 Timmins spent approximately USD 617,000 (11.12 million pesos) on community activities

Timmins assisted the community with health related activities, such as donations of medicine and medical supplies for the local health day and to the local health centre.

Timmins is continuing with medical seminars, where it provides medical consultations by specialists and medicine free of charge to the local communities. In addition, Timmins assists with a number of other health related activities such as:

•	Awareness Program “Fight Against Breast Cancer”.

•	Agreement with the Fire Department of Santa Ana for transfers for patients in the community.

•	Management for the certification of the community canteens that are provided by the Secretariat of Health.

•	Food assistance to the intern from the medical community, Estación Llano.

Timmins has assisted educational activities in the community with donations of graduation gifts, cistern construction, school bus repairs and the purchase of trees for the purpose of reforestation in the community. In addition, Timmins:

•	Continues with the maintenance support for the infrastructure of the kindergarten at Estación Llano; air conditioners for Estación Llano, Ejido El Claro and Santa Ana schools were also provided.

•	Equipped a chemistry laboratory in a high school in Santa Ana.

•	In coordination with the municipality of Santa Ana, paid for the construction of a roof in a primary school.

•	Donated and installed equipment in the Ejido El Claro community for it to be able to have internet service.

•	Contributed to equipment for a bus of the Ministry of Education and Culture, for the transportation of students.

•	Financed material for the construction of a perimeter fence around the high school in Estación Llano.

•	Contributed to universities for the purchase of equipment for the Schools of Geology and Mines.

•	Paid for advisers to develop high school open and basic education (ISEA).

•	Assisted the local adult community, in coordination with the national employment service and the University of Sonora, in training 25 persons from the community for self-employment.

Timmins is continuing to assist the community with financial contributions towards the purchase of athletic equipment and team uniforms, travel expenses for local teams, payment of instructor’s fees for summer camps in martial arts, music, art, sports and swimming lessons.

Timmins continues to support cultural activities, such as funding for Mother’s Day, the Christmas festivities and party for the children of Estación Llano, support for the children’s or student’s day at the local schools, a water campaign conducted by the city’s water agency and payment of teachers for the summer camp.

Financial assistance of social services has included donation of a vehicle and mechanical service for the local Estación Llano police officer, funding training for the Fire Department of the Municipality of Santa Ana in the handling of hazardous materials, sponsoring training of a person for the prevention of drugs and alcoholism program, and ambulance support.

Public works support has included the donation of electrical cables for the local community’s water well, playground repair, construction of cattle fencing and payment for road safety signs. Timmins has continued to contribute to public works by:

•

Continuing support for drinking water services, by assisting with the necessary replacement of the engines and pumps for wells that provide water to the communities of Estación Llano, Ejido San Diego and Benjamin Hill.

•	Supporting access to the communal lands by arranging for the construction of roads.

•	Building a local municipal canteen for Estación Llano.

•	Working with the city of Santa Ana for the approval of a drainage project, which will benefit of Estación Llano.

•	Conducting the rehabilitation and renovation of the ballpark "Francisco Celaya and Jesus Bracamontes" of Estación Llano.

In addition to the above activities Timmins has:

•	Made donations and dispensations of Christmas presents and other materials to benefit the municipalities of Santa Ana, Benjamin Hill and Magdalena.

•	Provided dispensations to the public canteens of Benjamin Hill.

•	Donated groceries to an orphanage located in Imuris, Sonora.

•	Made a donation in accordance with an existing agreement with the State DIF.

•	Assisted in the organization of festivities in Estación Llano.

•	Implemented watering of the streets with greater traffic, to reduce dust contamination.

In 2014, due to its efforts in the area of corporate social responsibility, Timmins was awarded for the third time with the Company emblem “Sociably Responsible” (ESR®), which is granted by the Mexican Centre of the Philanthropy (CEMEFI) and the Alliance for Managerial Social Responsibility in Mexico. This recognition is awarded on an annual basis and recognizes companies that are leaders in setting social responsibility standards. Timmins is currently working upon its application for 2015.

21.0      CAPITAL AND OPERATING COSTS

21.1	CAPITAL EXPENDITURES

The San Francisco Project was originally designed for a production rate of 12,000 t/d of ore to be placed on the leach pad, it has now been expanded to 22,000 t/d through various crushing circuits expansions and improvements, including contracting the portable crushing services.

Future capital expenditures over the mine life are outlined in Table 21.1, which summarizes the planned sustaining capital and the planned development capital expenditures. Also, as a consequence of the change in mine life, stripping costs will no longer be capitalized.

Table 21.1
Estimated Capital Expenditures as per the Production Schedule (2016 to 2017)

Description	2016	2017
Sustaining capex	USD 0.8 M	nil
Deferred strip capex	nil	nil
Development capex	USD 1.1 M	USD 0.4 M

Table provided by Timmins Goldcorp Mexico, S.A. de CV.

Micon has reviewed Timmins’ estimate of the future capital expenditures for the San Francisco Project and regards it as reasonable.

21.2	CASH COSTS

Timmins’ projected average cash cost per ounce of gold in 2016 is estimated to be between USD750 and USD850. Cost per ounce of gold are quoted net of by-product credits.

Micon has reviewed Timmins’ operating cost forecast for the life of the San Francisco Project and regards them as reasonable.

22.0      ECONOMIC ANALYSIS

Since the last Technical Report conducted on the San Francisco Project in October, 2013, TMM has continued to meet the requirements necessary to be considered a producing issuer, according to the definition contained in NI 43-101.

22.1	TIMMINS 2016 ECONOMIC GUIDANCE

Based upon the price of gold in the fourth quarter of 2015, TMM announced that mining operations at the San Francisco mine would continue into the fourth quarter of 2016 at which point the mine would be placed on care and maintenance. However, the heap leach operations would continue into 2017.

Timmins production guidance for the 2016 fiscal year is estimated to range from 75,000 to 85,000 ounces of gold with the cash costs ranging from USD 750 to USD 850 per ounce of gold sold. The estimated operating parameters include an average ore throughput of 20-22 kt/d at a processed grade of between 0.58 and 0.62 g/t Au with a strip ratio in the 1.75:1 range. The total 2016 capital expenditures (sustaining and development) are estimated to be approximately USD 1 to USD 2 million.

Due to the recent increase in the price of gold, through first quarter 2016, Timmins notes that a sustained higher gold price could have a significant positive impact on the operations at the San Francisco mine. At higher sustained gold prices, the San Francisco mine may not be placed on care and maintenance and operations may continue. However, production rates and detailed mining schedules, etc., would be developed based on the higher gold price at the time and an economic analysis of continuing the operations.

In the possible event of sustained higher gold prices, Timmins may also look to investigate potential underground scenarios, which may supplement the open-pit production. Timmins believes that further delineation drilling for the underground resource is required and would be subject to available funding.

22.2	POTENTIAL UNDERGROUND SCENARIO

With higher sustained gold prices, Timmins would also investigate at a potential underground scenario. The maiden mineral resource estimate, as of December 31, 2015, for the San Francisco underground potential is shown in Table 22.1.

Table 22.1
Underground Mineral Resources as of December 31, 2015

Area	Cut-off (Au g/t)	Category	Tonnage (x1,000)	Avg. Grade (Au g/t)	Gold Ounces
San Francisco Mine UG	1.50	Measured	-	-	-
		Indicated	476	3.48	53,000
		Total Measured & Indicated	476	3.48	53,000
		Inferred	244	3.50	27,000

Note: 1) The figures have been rounded to reflect that they are estimates.
2) Mineral Resources that are not Mineral Reserves do not have demonstrated economic viability.

A very limited amount of drilling has been conducted for the potential underground scenario. Most of the current resource estimate was realized as a result of the open-pit confirmation/delineation drilling. Timmins would like to delineate the underground resource further if funding permits, to prove up the current resources and potentially increase them. Different scenarios exist for the processing of the ore, including utilizing the current three-stage crushing and heap leaching processing used for the open-pit ore, or some form of finer grinding/milling followed by some form of intensive cyanide leach, to increase metallurgical recoveries. Ultimately, Timmins envisions a small underground operation (~500 t/d) that could supplement the open-pit ore should the resources be increased and the economics warrant the expenditures to conduct underground mining on a limited basis.

23.0      ADJACENT PROPERTIES

The San Francisco property exists within the Sierra Madre Occidental metallogenic province and is known to host a number of separate zones or showings of anomalous gold mineralization. There are other metallic mineral deposits in the area, but very little information is available on those properties. There are no immediately adjacent properties which directly affect the interpretation and evaluation of the mineralization or anomalies found at San Francisco. However, the 1995 San Francisco Property Reserve and Resource document by Mine Development Associates of Reno, Nevada, listed a number of exploration possibilities in the immediate area of the mine, including La Chicharra (owned by Timmins), which had been mined previously and is now being mined again.

Among the targets which remain is the bedrock area surrounding the Arroyo La Perra, a placer deposit located approximately 2 km northwest of the San Francisco pit. The 1995 report mentions that seven holes had been drilled in bedrock to that point and that one of the holes intersected 8 m of 1.6 g/t gold at 42.5 m down-hole, while another intersected 18 m of 0.422 g/t gold at 4 m down-hole. According to the report, other targets with fair to good exploration potential for the discovery of significant gold deposits were La Desconocida, Casa de Piedras Oeste and La Trinchera, all of which are located between 2 km to 5 km northwest of the San Francisco pit.

Micon considers that the previous mining history of the San Francisco and La Chicharra deposits, and the stated exploration potential of the area as contained in previous reports, positively affect the prospectivity of the ground. The exploration results reported by Timmins support this observation.

Micon has not verified the information regarding the adjacent mineral deposits and showings described above that are outside the immediate area of the San Francisco and La Chicharra pits. The information contained in this section of the report, which was provided by Timmins, is not necessarily indicative of the mineralization at the San Francisco Project.

24.0      OTHER RELEVANT DATA AND INFORMATION

All relevant data and information regarding Timmins San Francisco Project are included in other sections of this Technical Report.

Micon is not aware of any other data that would make a material difference to the quality of this Technical Report or make it more understandable, or without which the report would be incomplete or misleading.

25.0      INTERPRETATION AND CONCLUSIONS

Timmins successfully reopened the mining operations at the San Francisco Project in 2010. Since that time, Timmins has continued to expand both the resources and reserves through an aggressive exploration program, as well as expanding the operations from a rate of 12,000 t/d to the current 22,000 t/d. Timmins has also continued to explore the areas adjacent to the mine and other targets on its mineral holdings.

Timmins has included the La Chicharra deposit into its mine plan for 2016 which has resulted in a mineral resource and reserve estimate being conducted on both the San Francisco and La Chicharra deposits. An initial underground mineral resource has been estimated for the mineralized lenses beneath the southwall of the San Francisco pit which remains as a resource as no mining plan has been outlined for this area.

Due to the continued decline in the gold price since the previous 2013 Technical Report, Timmins, in the fourth quarter of 2015 decided that it will close the San Francisco mine at the end of 2016 and place the mine on care and maintenance in order to preserve the remaining mineral resources. Timmins has also significantly reduced it mineral concessions in the area to those key areas which, with further exploration, may provide secondary deposits that may be economic to exploit.

Micon has reviewed the exploration Timmins has undertaken on the San Francisco property and believes that the secondary areas of mineralization should be explored further, to determine if Timmins will be able to continue to add to the San Francisco Project mineral resource inventory once Timmins decides to restart its exploration programs.

Recently, through first quarter, 2016, there has been a surge in the gold price and Timmins believes it is worth noting the impact of a sustained higher gold price on operations at the San Francisco mine. In general, at sustained higher gold prices, the mine may not be placed on care and maintenance, and operations would continue. Production rates and detailed mining schedules, etc., would be developed based on the higher gold price at the time and an economic analysis of continuing the operations.

The resource and reserve estimate completed by Timmins as of December 31, 2015, and audited by Micon, is compliant with the current May 10, 2014, CIM standards and definitions specified by NI 43-101, and supersedes the previous estimates for the San Francisco mine reported in 2011, 2012 and 2013.

25.1	MINERAL RESOURCE ESTIMATE

Both the CIM and the JORC codes state that mineral resources must meet the condition of “a reasonable prospect for eventual economic extraction.” For open pit material, Timmins utilized a Lerchs Grossman pit shell geometry at reasonable long term prices, and reasonable costs and recovery assumptions, as meeting this condition. The resource is based on a pit shell at a gold price of USD 1,200/oz and cost and recovery parameters developed by Timmins which meet the conditions for classification of the material as a mineral resource. Table 25.1 summarizes the economic parameters used for the analysis. These parameters are a combination of Micon and Timmins inputs, taking into account the actual costs obtained from the first three years of operation.

Pit bench heights were set at 6 m (the block height of the 3-D block model) and the slope angles used for the pit optimization were based on inter-ramp angles recommended by Golder Associates in its December, 1996, report, adjusted to allow for haul roads of 25 m width.

Table 25.1
Pit Optimization Parameters for the 2015 Resource Estimate for the San Francisco and La Chicharra Deposits

Area	Costs
San Francisco Mine	Description	Units	Amount
	Waste mining cost	USD/t	2.00
	Ore mining cost	USD/t	2.00
	Process cost	USD/t	3.86
	G & A cost	USD/t	1.04
	Gold price	USD/oz	1,200
	Rock Densities and Recoveries
	Name/code	Density	Recovery %
	Diorite (2)	2.72	62.50
	Gneiss felsic (4)	2.75	62.50
	Granite (5)	2.76	62.50
	Schist (6)	2.75	62.50
	Lamprophrite dike (8)	2.76	62.50
	Pegmatite (10)	2.85	62.50
	Gabbro (11)	2.81	62.50
	Conglomerate (12)	2.00	62.50
	General Recovery		62.50
La Chicharra Mine		Costs
	Waste mining cost	USD/t	1.58
	Ore mining cost	USD/t	1.58
	Process cost	USD/t	3.86
	G & A cost	USD/t	1.04
	Gold price	USD/oz	1,200
	Rock Densities and Recoveries
	Name/code	Density	Recovery %
	All Rock (100-500)	2.90	65.00
	General Recovery		65.00

Table provided by Timmins Goldcorp Mexico, S.A. de C.V.

The pit shell adopted for reporting resources was estimated at a gold price of USD 1,200/troy ounce, using the economic parameters summarized in Table 25.1, the drilling database as of November, 2015 and the topographic surface as of January 1, 2016. The mineral resource, as estimated by Timmins and audited by Micon, is presented in Table 25.2. This resource estimate includes the mineral reserve described subsequently, and has an effective date of December 31, 2015.

For the underground resource estimate a preliminary cut-off grade of 1.5 g/t gold was used. The mineralization can potentially be accessed from the pit walls via adits rather than developing significant underground ramps which will assist in keeping mining costs down and various different scenarios exist for the processing of the mineralization. Further drilling will be necessary to fully define the underground potential at San Francisco.

Table 25.2
Mineral Resource Estimate for the San Francisco Project (Inclusive of Mineral Reserves)

Area	Cut-off (Au g/t)	Category	Tonnage (x1,000)	Avg. Grade (Au g/t)	Gold Ounces
San Francisco Mine OP	0.203	Measured	15,932	0.62	319,000
		Indicated	5,916	0.62	119,000
		Total Measured & Indicated	21,848	0.62	438,000
		Inferred*	523	0.59	10,000
San Francisco Mine UG	1.50	Measured	-	-	-
		Indicated	476	3.48	53,000
		Total Measured & Indicated	476	3.48	53,000
		Inferred*	244	3.50	27,000
La Chicharra Deposit OP	0.195	Measured	9,768	0.51	161,000
		Indicated	2,521	0.50	40,000
		Total Measured & Indicated	12,289	0.51	202,000
		Inferred*	182	0.55	3,000
Total Resources		Measured	25,700	0.58	480,000
		Indicated	8,913	0.74	212,000
		Total Measured & Indicated	34,613	0.62	693,000
		Total Inferred*	949	1.33	41,000

*Inferred resources in this table does not include material outside of the pit limits.

Micon recommends that Timmins use the December 31, 2015 mineral resource estimate contained in Table 25.2 as the stated mineral resource estimate for the San Francisco Project, as this estimate recognizes the use of a cut-off of 0.203 g/t gold for the San Francisco and 0.195 g/t gold the for La Chicharra deposits, as well as 1.50 g/t gold for the underground resources beneath the south wall of the San Francisco pit, as the grades at which the mineralization would meet the parameters for potential economic extraction.

Micon believes that no environmental, permitting, legal, title, taxation, socio-economic, marketing or political issues exist which would adversely affect the mineral resources estimated above, at this time. However, mineral resources that are not mineral reserves do not have demonstrated economic viability. The figures in Table 25.2 have been rounded to reflect that they are an estimate.

The mineral resource estimate has been reviewed and audited by Micon. It is Micon’s opinion that the December 31, 2015 mineral resource estimate has been prepared in accordance with the CIM standards and definitions for mineral resource estimates, and that Timmins can use this estimate as a basis for further exploration and economic evaluation of the San Francisco Project.

25.2	MINERAL RESERVES

The reserve estimate completed by Timmins on December 31, 2015 and audited by Micon in January, 2016, is compliant with the current CIM standards and definitions specified by NI 43-101, and supersedes the October, 2013 reserve estimate for the San Francisco mine. In addition, Timmins has carried out a reserve estimate for its second deposit, La Chicharra, which has also been audited by Micon and is presented in this report.

The gold price used for estimating the reserves at the San Francisco Project was USD 1,100 per ounce. The parameters used in the pit optimization for the estimation of the reserves are the same as those used for the estimation of resources.

Mining recovery for the San Francisco and La Chicharra deposits has been estimated at 99%. Micon agrees with this estimate, as it is based on actual experience at the mine.

The dilution for the San Francisco deposit is defined according to the type of mineralization and the size of the modelled blocks. The deposit varies in size and shape of the mineralization from one bench to another. The potential dilution varies with the amount of waste in contact with economic material; larger mineralized zones carry a lower percentage of dilution than smaller zones.

Timmins believes that its method for estimating dilution achieves a close approximation of what can be expected during operations. The method consists of identifying the blocks that are partially mineralized, with a maximum 40% of material below the economic cut-off grade, and adding that waste percent (tonnes and grade) as mining dilution.

For the purposes of the mine plan at the La Chicharra deposit Timmins has used the difference between two attributes within the block model to estimate the dilution for the purposes of the reserves. The two attributes of the block model that were used was AuT which is the tonnage and grade of the entire block and AuO are which represents only the tonnage and grade for the mineralized portion of the block. At this time it appears that 46% of all of the blocks within the La Chicharra model are totally mineralized whereas the remainder are only partially mineralized. Timmins has reviewed the difference between the estimation of the dilution for the December 31, 2015 reserves and the previous reserves for La Chicharra in 2013 and noted that it overall the dilution is similar to the 3% used in the 2013 estimation.

An overall average of 5.0% dilution was estimated for the San Francisco deposit. Table 25.3 presents the total reserves estimated within the pit design outline, including the mine recovery and dilution factors.

Table 25.3
Mineral Reserves within the San Francisco and La Chicharra Pit Design (December 31, 2015) after Mining Recovery and Dilution

PIT	Classification	Metric tonnes (x1,000)	Gold g/t	Contained Gold Ounces
San Francisco Pit	Proven	8,846	0.68	194,000
	Probable	2,704	0.68	59,000
	Total	11,550	0.68	253,000
La Chicharra Pit	Proven	6,530	0.54	114,000
	Probable	411	0.52	7,000
	Total	6,940	0.54	120,000
Total	Proven	15,375	0.62	308,000
	Probable	3,115	0.66	66,000
	Total	18,490	0.63	374,000

San Francisco Pit	Stockpile	7,374	0.26	62,000

The proven and probable reserves in Table 25.3 have been derived from the measured and indicated mineral resources summarized in Table 25.2 (except the stockpile) and account for mining recovery and dilution. The figures in Table 25.3 have been rounded to reflect that they are an estimate.

The mineral reserve estimate has been reviewed and audited by Micon. It is Micon’s opinion that the December 31, 2015 mineral reserve estimate has been prepared in accordance with the CIM standards and definitions for mineral reserve estimates and that Timmins can use this estimate as a basis for further mine planning and operational optimization at the San Francisco Project (San Francisco and La Chicharra pits).

25.3	CONCLUSIONS

The San Francisco mine commenced commercial production in April, 2010, and by the end of December, 2015, Timmins had sold 545,923 ounces of gold. Between April, 2010 and the end of December, 2015, production at the San Francisco mine has totalled 36,397,227 tonnes at a grade of 0.751 g/t gold. In addition, a total of 8,117461 tonnes grading 0.260 g/t gold has been placed on a low grade stockpile for potential processing in the future.

Micon has audited the resource and reserve estimates, and has reviewed the mine design, the mining schedule, the mining contract terms and the ability of the contractor to meet the mining schedule, and concludes that the estimations and designs have been properly carried out and that the contractor is capable of meeting the schedule.

Micon has reviewed the crushing, heap leach and ADR facilities and concludes that they are adequate for the treatment of the scheduled process feed material and the recovery of gold in doré, as forecast in the production plan.

Micon has reviewed the economics of the San Francisco operation and concludes that it is viable and meets the criteria for publication of a mineral reserve.

26.0      RECOMMENDATIONS

26.1	FURTHER EXPLORATION EXPENDITURES AND BUDGET

Most of the exploration drilling performed from July, 2013 to December, 2013 was focused on confirming the gold mineralization both within the existing San Francisco pit on benches for which previous drilling was widely spaced and underneath the southern wall of existing San Francisco pit where there is the potential to mine a number of high grade lenses using underground methods. Timmins has also conducted some drilling on a number of projects located to the north of the San Francisco pit in order to identify if the mineralization in these areas is amenable to hosting smaller secondary deposits similar in nature to the San Francisco or La Chicharra pits. The drilling on the northern areas of mineralization contained mixed results but generally positive results. Due to the continuing low price of gold, however, exploration in these areas have been curtailed.

Due to the decision to place the San Francisco mine on a care and maintenance schedule at the end of 2016 if the gold price does not appreciably increase in the next year, no exploration budget has been submitted for the San Francisco property. In addition, at the moment there are no exploration personnel to conduct any programs.

Micon has reviewed Timmins previous exploration programs and considers that the current mineral concessions hold the potential to host further deposits similar to either San Francisco or La Chicharra and that, once it is able to so, Timmins should implement further exploration programs on its concessions. However, any further exploration programs will be subject to either funding or other matters which may cause the any proposed program to be altered in the normal course of its business activities, or alterations which may affect the program as a result of the exploration activities themselves.

26.2	FURTHER RECOMMENDATIONS

Micon agrees with the general direction of Timmins’ exploration and development program for the property and makes the following additional recommendations:

1)

Micon recommends that when applicable Timmins continues to conduct exploration on the other areas of mineralization on the property, as well as to the east-southeast of the San Francisco pit, in order to continue to realize the full potential of its property.

2)	Micon recommends that Timmins continues to optimize costs, where applicable in the current precious metal market.

Given the known extent of mineralization on the property, compared to the amount of mining activity, the San Francisco Project has the potential to host further deposits or lenses of gold mineralization, similar in character and grade to those exploited in the past, outside the present resource base.

Micon has reviewed the previous exploration program for the property and, in light of the observations made in this report, supports the exploration concepts as outlined by Timmins. Given the prospective nature of the property, it is Micon’s opinion that the San Francisco Project merits further exploration and Micon recommends that Timmins continues to hold its existing mineral concessions until such time as expenditures on exploration become justifiable once again.

27.0      DATE AND SIGNATURE PAGE

MICON INTERNATIONAL LIMITED

“William J. Lewis” {signed and sealed}

William J. Lewis, B.Sc., P.Geo.	Report Date: February 29, 2016
Senior Geologist	Effective Date: December 31, 2015

“Alan J. San Martin” {signed}

Ing. Alan J. San Martin, MAusIMM (CP)	Report Date: February 29, 2016
Mineral Resource Modeller	Effective Date: December 31, 2015

“Mani Verma” {signed and sealed}

Mani M. Verma, P.Eng.	Report Date: February 29, 2016
Associate Mining Engineer	Effective Date: December 31, 2015

“Richard Gowans” {signed and sealed}

Richard M. Gowans, B.Sc., P.Eng.	Report Date: February 29, 2016
President	Effective Date: December 31, 2015

28.0      REFERENCES

28.1	TECHNICAL REPORTS, PAPERS AND OTHER SOURCES

Anderson, T.H., and Silver, L.T., (1979), The role of the Mojave-Sonora Megashear in the Tectonic Evolution of Northern Sonora, in Clark, K.F. et al., editors, Geology and Mineral Resources of Northern Sierra Madre Occidental, Mexico, Guidebook for the 1992 Field Conference, El Paso Geological Society, 479 p.

Call & Nicholas Inc., (2012), Geotechnical Evaluation for the San Francisco Final Pit Plan Prepared for Molimentales del Noroeste S.A. de C.V., 304 p.

Calmus, T. et al., (1992), Geology of Estación Liano (Sonora): A New Proterozoic Basement and the San Francisco Gold Deposit, in Clark, K.F. et al., editors, Geology and Mineral Resources of Northern Sierra Madre Occidental, Mexico, Guidebook for the 1992 Field Conference, El Paso Geological Society, 479 p.

De Jong, K., et al., (1988), Eastward Thrusting, Southwestward Folding and Backsliding in the Sierra La Vibora, Sonora, Mexico: Geology, V. 16.

Defiance Mining Corporation, (2004), Annual Report 2003, 30 p.

Geomaque Explorations Ltd, (2001), Annual Report 2000, 19 p.

Geomaque Explorations Ltd, (2002), Annual Report 2001, 26 p.

Geomaque Explorations Ltd, (2003), Annual Information Form for the Year Ended December 31, 2002, 68 p.

Geomaque of Mexico, S.A. de C.V., (1994), Presentation by Geomaque de Mexico, S.A. de C.V. for the evaluation of Environmental Impact Report, General Category, for the Geological-Mining Project Named “San Francisco” Mining Project.

Golder and Associates, (1996), Final pitwall Stability Evaluation, San Francisco Mine Project Draft Report prepared for Geomaque De Mexico, 39 p.

Hester, M., (2007), San Francisco Mineral Resource, Memo prepared for Timmins Gold Corporation by Independent Mining Consultants Inc., 11 p.

Independent Mining Consultants Inc., (1997), San Francisco Project, Minable Reserves and Geological Resources as of April 30, 1997 prepared for Geomaque Exploration Ltd., 42 p.

Jacques-Ayala, C., et al., (1991), The Interpreted Trace of the Mojave-Sonora Megashear in Northwest Sonora-A Laramide Thrust Front and Middle Tertiary Detachment Zone: Primer Congreso Mexicano Mineralogia, Conv. Evolucion Geologica de Mexico, Memoria.

Lewis, W.J., (2005), Technical Report on the San Francisco Mine Property, Estación Llano, Sonora, Mexico, 68 p.

Lewis, W.J. and Hester, M.G. (2007), NI 43-101 Technical Report and Resource Estimate for the San Francisco Gold Property, Estación Llano, Sonora, Mexico, www.sedar.com 140 p.

Lewis, W.J. et al., (2008), NI 43-101 Technical Report on the Preliminary Feasibility Study for the San Francisco Gold Property, Estación Llano, Sonora, Mexico, 207 p.

Lewis, W.J. et al., (2009), NI 43-101 Technical Report on the Preliminary Feasibility Study for the San Francisco Gold Property, Estación Llano, Sonora, Mexico, Amended 2008 Technical Report, 205 p.

Lewis, W.J. et al., (2010), NI 43-101 Technical Report Updated Resources and Reserves and Mine Plan for the San Francisco Gold Mine, Sonora, Mexico, 217 p. Report Amended 2011.

Lewis, W.J. et al., (2011), NI 43-101 F1 Technical Report Updated Resources and Reserves and Mine Plan for the San Francisco Gold Mine, Sonora, Mexico, 300 p.

Lewis, W.J.et al, (2013), NI 43-101 F1 Technical Report Updated Resources and Reserves and Mine Plan for the San Francisco Gold Project, Sonora, Mexico, 330 p

Luna, R. and Gastelum, G., (1992), Geology of the San Francisco Project Estación Llano, Sonora in Clark, K.F. et al., editors, Geology and Mineral Resources of Northern Sierra Madre Occidental, Mexico, Guidebook for the 1992 Field Conference, El Paso Geological Society, 479 p.

Micon International Limited, (2012), Technical Memorandum, San Francisco Mine Reconciliation of Reserves, 16 p. plus appendices.

Medina, Miguel Rangel, (2013), Estudio de Evaluación Hidrogeológica en el Área de Nuevos Patios de Lixiciación, de La Mina San Francisco, Estacion Llano, Sonora, 46 p.

Medina, Miguel Rangel, (2012), Informe Mensual Noviembre "Construcción de Piezómetros en el Área de la Mina San Francisco, Municipio de Santa Ana, Sonora”, 74 p.

Medina, Miguel Rangel, (2013), Informe Final "Memorias de la Construcción de Piezómetros en el Área de la Mina San Francisco, Municipio de Santa Ana, Sonora” (Nov-Dic/2012), 45 p.

Medina, Miguel Rangel, (2013), Memorias "Construcción de Piezómetros en el Área de la Mina San Francisco, Municipio de Santa Ana, Sonora” (Nov-Dic/2012), 127 p.

Perez Segura, E., (1992), The Au-Te Mineralogy of the San Francisco Deposit, Sonora, Mexico, in Clark, K.F. et al., editors, Geology and Mineral Resources of Northern Sierra

Madre Occidental, Mexico, Guidebook for the 1992 Field Conference, El Paso Geological Society, 479 p.

Prenn, N.B., et al., (1995), San Francisco Property Resource and Reserve Sonora, Mexico prepared by Mine Development Associates for Geomaque Exploration Ltd., 46 p.

Salas, G.P., et al, (1991), Economic Geology, Mexico, Volume P-3 of the Geology of North America, in The Decade of North American Geology Project series by The Geological Society of America, Inc., 438 p.

Silberman, M., (1992), Characteristics and Complex History of Gold-Bearing Quartz veins along the Mojave-Sonora Megashear Zone, northern Sonora, Mexico, in Clark, K.F. et al., editors, Geology and Mineral Resources of Northern Sierra Madre Occidental, Mexico, Guidebook for the 1992 Field Conference, El Paso Geological Society, 479 p.

Silver, L.T., and Anderson, T.H., (1974), Possible Left-lateral Early to Middle Mesozoic Disruption of the Southwestern North American Craton Margin, in Geological Society of America, Abstracts with Programs, v. 6, 955 p.

Sol & Adobe Ingenieros Asociado S.A. de C.V. (2006) San Francisco Scoping Study, 9-1 to 9 7 p.

Telluris Consulting Ltd., (2009), Structural Review of the San Francisco Deposit, Sonora Mexico, Prepared for Timmins Gold Corp. Molimentales del Noroeste S.A. de C.V., 35 p.

Timmins Gold Corp., (January, 2011), Exploration Report, 209 p.

Timmins Gold Corp., (January-February, 2012) Exploration report, 229.

Timmins Gold Corp., (January, 2013), Report of Exploration, 212 p.

Timmins Gold Corp., (May, 2011), Press Release: Timmins Gold sells 65,784 ounces of gold during first year of commercial operations at the San Francisco mine.

Timmins Gold Corp., (September, 2011), Press Release: Timmins Gold Corp Announces Updated Reserve and Resource Estimates for the San Francisco Gold Project.

Timmins Gold Corp., (October, 2011), Press Release: Timmins Gold Reports Second Quarter Production Results.

Timmins Gold Corp., (November, 2011), Press Release: Timmins Gold to commence Trading on NYSE Amex on November 4, 2011.

Timmins Gold Corp., (January, 2012), Press Release: Timmins Gold reports record production of 21,524 gold ounces in final quarter of 2011.

Timmins Gold Corp., (March, 2012), Press Release: Timmins Gold Corp Announces Updated Resource Estimate for the San Francisco Gold Project.

Timmins Gold Corp., (April, 2012), Press Release: Timmins Gold Reports Record Gold Production of 21,532 Ounces of Gold and Record Gold Recovery Ratio of 69% during Q1 2012.

Timmins Gold Corp., (July, 2012), Press Release: Timmins Gold reports record production of 23,203 ounces of gold and 14,453 ounce of silver during Q2 2012.

Timmins Gold Corp., (October, 2012), Press Release: Timmins Gold reports record production of 25,153 ounces of gold and 13,857 ounce of silver during Q3 2012.

Timmins Gold Corp., (January, 2013), Press Release: Timmins Gold reports record production of 94,444 ounces of gold for 2012.

Timmins Gold Corp., (April, 2013), Press Release: Timmins Gold reports record production of 28,328 ounces of gold for the first quarter of 2013.

Timmins Gold Corp., (April, 2013), Press Release: Timmins Gold intersects 72 meters of 1.6 gpt gold, 15 meters of 4.2 gpt gold and 14 meters of 3.2 gpt gold at San Francisco Pit.

Timmins Gold Corp., (July, 2013), Press Release: Timmins Gold reports production of 28,024 gold ounces for the second quarter of 2013.

Timmins Gold Corp., (October, 2013), Press Release: Timmins Gold reports record production of 29,139 gold ounces for the third quarter of 2013.

Timmins Gold Corp., (November, 2013), Press Release: Timmins Gold Announces Updated Reserve and Resource Estimates for the San Francisco Gold Mine.

Timmins Gold Corp., (November, 2013), Press Release: Updated Mine Plan for the San Francisco Mine.

Timmins Gold Corp., (December, 2013), Press Release: Timmins Files Updated NI 43-101 Technical Report for its San Francisco Gold Mine.

Timmins Gold Corp., (January, 2014), Press Release: Timmins Gold surpasses guidance with record production of 120,900 AuEq ozs in 2013 and 34,563 ozs for the fourth quarter of 2013.

Timmins Gold Corp., (April, 2014), Press Release: Timmins Gold reports record production of 35,684 AuEq* ounces for the first quarter of 2014.

Timmins Gold Corp., (May, 2014), Press Release: Timmins announces USD5 million 2014 exploration program focusing on three high potential targets.

Timmins Gold Corp., (July, 2014), Press Release: Timmins Gold reports production of 32,932 gold ounces for the second quarter of 2014.

Timmins Gold Corp., (October, 2014), Press Release: Timmins Gold reports production of 27,013 gold equivalent ounces for the third quarter of 2014.

Timmins Gold Corp., (December, 2014), Press Release: Timmins Gold to Purchase Caballo Blanco Gold Project.

Timmins Gold Corp., (December, 2014), Press Release: Timmins Gold completes acquisition of Caballo Blanco Gold Project.

Timmins Gold Corp., (January, 2015), Press Release: Timmins Gold reports record production of 121,573 AuEq ozs in 2014 and 25,304 AuEq ozs for the fourth quarter of 2014.

Timmins Gold Corp., (February, 2015), Press Release: Timmins Gold Identifies Potential Satellite Deposits North of San Francisco Mine Drills 33.85 m of 1.29 g/t Au and 10.2 m of 5.52 g/t Au.

Timmins Gold Corp., (February, 2015), Press Release: Timmins Gold Corp. Identifies High Grade Mineralization Adjacent to San Francisco Mine; Drills 14 metres of 8.0 g/t gold and 29 metres of 3.5 g/t gold.

Timmins Gold Corp., (February, 2015), Press Release: Timmins Gold to Combine with Newstrike Capital to Create An Emerging, Mexican-Focused Intermediate Gold Producer.

Timmins Gold Corp., (April, 2015), Press Release: Timmins Gold reports production of 24,374 AuEq ounces for the first quarter of 2015.

Timmins Gold Corp., (May, 2015), Press Release: Timmins Gold Completes Acquisition of Newstrike Capital.

Timmins Gold Corp., (July, 2015), Press Release: Timmins Gold Commences Underground Pilot Phase at its San Francisco Mine.

Timmins Gold Corp., (Undated), Exploration Drilling Update on San Francisco Property, Internal Letter Report, unpagenated 19 p.

Timmins Gold Corp., (Undated), Infill Drilling at San Francisco Gold Mine 2014 – 2015, Exploracion on the San Francisco Mine, Internal Letter Report, unpagenated 18 p.

Timmins Gold Corp., (2005), Promotional Information Brochure, 2 p.

Timmins Gold Corp., (2005), San Francisco Gold Mine, Sonora Mexico, May, 2005, Power Point Presentation, 13 p.

Tosdal, R.M., Haxel, G.B., and Wright, J.E., (1989), Jurassic Geology of the Sonoran Desert Region, Southern Arizona, Southeastern California and Northwestern Sonora: Construction of a Continental-Margin magmatic Arc, in J.P. Jenny, and S.H. Reynolds (editors), Geological Evolution of Arizona, Tucson, Arizona Geological Society Digest.

Vargas, J.C., et al, (1994), Geological – Mining Monograph of the State of Sonora, M-8E, published by the Consejo de Recursos Minerales, 220 p.

Zonge Engineering and Research Organization Inc., (2007), Processing and Interpretation of High Resolution Aeromagnetic and Radiometric Data for the San Francisco and Pima Project Areas, Sonora, Mexico, for Timmins Gold Corporation, 19 p.

28.2	INTERNET SOURCES

Kitco website, www.kitco.com

SEDAR website, www.sedar.com

Timmins Gold Corp., website www.timminsgold.com, (2005 to 2016) Press Releases.

29.0      CERTIFICATES OF AUTHORS

CERTIFICATE OF AUTHOR
William J. Lewis

As the co-author of this report for Timmins Gold Corp. entitled “NI 43-101 F1 Technical Report, Updated Resources and Reserves and Mine Plan for the San Francisco Gold Project Sonora, Mexico” dated February 29, 2016 with an effective date of December 31, 2015, I, William J. Lewis do hereby certify that:

1.

I am employed by, and carried out this assignment for, Micon International Limited, Suite 900, 390 Bay Street, Toronto, Ontario M5H 2Y2, tel. (416) 362-5135, fax (416) 362-5763, e-mail wlewis@micon-international.com;

2.

This certificate applies to the Technical Report titled “NI 43-101 F1 Technical Report, Updated Resources and Reserves and Mine Plan for the San Francisco Gold Project in Sonora, Mexico” dated February 20, 2016 with an effective date of December 31, 2015;

3.	I hold the following academic qualifications:

B.Sc. (Geology)	University of British Columbia	1985

4.

I am a registered Professional Geoscientist with the Association of Professional Engineers and Geoscientists of Manitoba (membership # 20480); as well, I am a member in good standing of several other technical associations and societies, including:

•	Association of Professional Engineers and Geoscientists of British Columbia (Membership # 20333)
•	Association of Professional Engineers, Geologists and Geophysicists of the Northwest Territories (Membership # 1450)
•	Professional Association of Geoscientists of Ontario (Membership # 1522)
•	The Canadian Institute of Mining, Metallurgy and Petroleum (Member # 94758)

5.	I have worked as a geologist in the minerals industry for 30 years;

6.

I am familiar with NI 43-101 and, by reason of education, experience and professional registration, I fulfill the requirements of a Qualified Person as defined in NI 43-101. My work experience includes 4 years as an exploration geologist looking for gold and base metal deposits, more than 11 years as a mine geologist in underground mines and 15 years as a surficial geologist and consulting geologist on precious and base metals and industrial minerals;

7.	I have read NI 43-101 and this Technical Report has been prepared in compliance with the instrument;

8.

I visited the San Francisco mine project on several previous occasions since 2005 and most recently between February 2, and 5, 2016 to review the resource estimates and exploration programs on the property and discuss the ongoing QA/QC program;

9.	I have written or co-authored previous Technical Reports for the mineral property that is the subject of this Technical Report;

10.	I am independent Timmins Gold Corp. and its subsidiaries according to the definition described in NI 43-101 and the Companion Policy 43-101 CP;

11.	I am responsible for Sections 1 to 12 (except 12.3), 14.1, 14.2, 19, 20 and 23 to 26 of this Technical Report;

12.

As of the date of this certificate, to the best of my knowledge, information and belief, the Technical Report contains all scientific and technical information that is required to be disclosed to make this technical report not misleading;

Report Dated this 29th day of February, 2016 with an effective date of December 31, 2015.

“William J. Lewis” {signed and sealed}

William J. Lewis, B.Sc., P.Geo.

CERTIFICATE OF AUTHOR
Ing. Alan J. San Martin, MAusIMM(CP)

As the co-author of this report for Timmins Gold Corp. entitled “NI 43-101 F1 Technical Report, Updated Resources and Reserves and Mine Plan for the San Francisco Gold Project Sonora, Mexico” dated February 29, 2016 with an effective date of December 31, 2015, I, Alan J. San Martin do hereby certify that:

1)

I am employed as a Mineral Resource Modeller by Micon International Limited, Suite 900, 390 Bay Street, Toronto, Ontario M5H 2Y2, tel. (416) 362-5135, fax (416) 362-5763, e-mail asanmartin@micon-international.com.

2)	I hold a Bachelor Degree in Mining Engineering (equivalent to B.Sc.) from the National University of Piura, Peru, 1999.

3)	I am a member in good standing of the following professional entities:

•	The Australasian Institute of Mining and Metallurgy, accredited Chartered Professional in Geology, Membership #301778.

•	Canadian Institute of Mining, Metallurgy and Petroleum, Member ID 151724.

•	Colegio de Ingenieros del Perú (CIP), Membership # 79184.

4)

I have continuously worked in my profession since 1999, my experience includes mining exploration, mineral deposit modelling, mineral resource estimation and consulting services for the mineral industry.

5)

I am familiar with NI 43-101 and form 43-101F1 regulations and by reason of education, experience and professional registration with AusIMM, I fulfill the requirements of a Qualified Person as defined in NI 43-101.

6)	I visited the San Francisco mine between August 12 and 16, 2013.

7)	I have been involved in preparing a prior Technical Report on the property.

8)

As of the date of this certificate to the best of my knowledge, information and belief, the Technical Report contains all scientific and technical information that is required to be disclosed to make this report not misleading.

9)	I am independent of the parties involved in the transaction for which this report is required, other than providing consulting services.

10)	I am responsible for the preparation of Section 12.3 and 14.3 of this Technical Report.

Report Dated this 29th day of February, 2016 with an effective date of December 31, 2015.

“Alan J. San Martin” {signed}

Ing. Alan J. San Martin, MAusIMM(CP)
Mineral Resource Modeller
Micon International Limited

CERTIFICATE OF AUTHOR
Mani Verma

As the co-author of this report for Timmins Gold Corp. entitled “NI 43-101 F1 Technical Report, Updated Resources and Reserves and Mine Plan for the San Francisco Gold Project Sonora, Mexico” dated February 29, 2016 with an effective date of December 31, 2015, I, Mani M. Verma do hereby certify that:

1)	I am an associate of, and carried out this assignment for, Micon International Limited, Suite 900, 390 Bay Street, Toronto, M5H 2Y2 tel. (416) 362-5135 fax (416) 362-5763.

2)	I hold the following academic qualifications:

B.Eng. Mining Sheffield University, UK 1963.
M.Eng. (Mineral Economics)	McGill University, Montreal, Quebec 1981

3)	I am a registered Professional Engineer with the Association of Professional Engineers of Ontario (Membership #48070015), I am a member in good standing of

•	The Canadian Institute of Mining, Metallurgy and Petroleum

4)	I have worked as a mining engineer in the minerals industry for over 30 years;

5)

I have read National Instrument NI 43-101 and, by reason of education, experience and professional registration, I fulfill the requirements of a Qualified Person as defined in NI 43- 101. My work experience includes open pit and underground mining, engineering, project evaluation, due diligence reviews and consulting services.

6)	I am responsible for preparation of Sections 15, 16, 18, 21 and 22 of this Technical Report.

7)	I visited the San Francisco mine during 2010, in connection with a prior Technical Report on the property and again between August 12 and 16, 2013.

8)	I have been involved in preparing a prior Technical Report on the property.

9)	I am independent of Timmins Gold Corp. and related entities, other than providing consulting services;

10)

As of the date of this certificate to the best of my knowledge, information and belief, the Technical Report contains all scientific and technical information that is required to be disclosed to make this report not misleading;

Report Dated this 29th day of February, 2016 and Effective Report Date: December 31, 2015.

“Mani Verma” {signed and sealed}

Mani Verma P.Eng.

CERTIFICATE OF AUTHOR
Richard M. Gowans

As the co-author of this report for Timmins Gold Corp. entitled “NI 43-101 F1 Technical Report, Updated Resources and Reserves and Mine Plan for the San Francisco Gold Project Sonora, Mexico” dated February 29, 2016 with an effective date of December 31, 2015, I, Richard Gowans do hereby certify that:

1.

I am employed by, and carried out this assignment for, Micon International Limited, Suite 900, 390 Bay Street, Toronto, Ontario M5H 2Y2, tel. (416) 362-5135, fax (416) 362-5763, e-mail rgowans@micon-international.com.

2.	I hold the following academic qualifications:

B.Sc. (Hons) Minerals Engineering, The University of Birmingham, U.K. 1980.

3.	I am a registered Professional Engineer of Ontario (membership number 90529389); as well, I am a member in good standing of the Canadian Institute of Mining, Metallurgy and Petroleum.

4.

I am familiar with NI 43-101 and by reason of education, experience and professional registration, fulfill the requirements of a Qualified Person as defined in NI 43-101. My work experience includes over 30 years of the management of technical studies and design of numerous metallurgical testwork programs and metallurgical processing plants.

5.	I have read NI 43-101 and this Technical Report has been prepared in compliance with the instrument.

6.	I have not visited the mine site.

7.	I have participated in the preparation of a prior Technical Report on the San Francisco property.

8.	I am independent of Timmins Gold Corp. and related entities.

9.	I am responsible for Sections 13 and 17 of this Technical Report.

10.

As of the date of this certificate, to the best of my knowledge, information and belief, the Technical Report contains all scientific and technical information that is required to be disclosed to make this technical report not misleading.

Report Dated this 29th day of February, 2016 and Effective Report Date: December 31, 2015.

“Richard Gowans” {signed and sealed}

Richard Gowans P.Eng.

APPENDIX 1

GLOSSARY OF MINING AND OTHER RELATED TERMS

GLOSSARY AND DEFINED TERMS

The following is a glossary of certain mining terms that may be used in this Technical Report.

A

Ag	Symbol for the element silver.

Assay	A chemical test performed on a sample of ores or minerals to determine the amount of valuable metals contained.

Au	Symbol for the element gold.

B

Base metal	Any non-precious metal (e.g. copper, lead, zinc, nickel, etc.).

Bulk mining	Any large-scale, mechanized method of mining involving many thousands of tonnes of ore being brought to surface per day.

Bulk sample	A large sample of mineralized rock, frequently hundreds of tonnes, selected in such a manner as to be representative of the potential orebody being sampled. The sample is usually used to determine metallurgical characteristics.
Bullion	Precious metal formed into bars or ingots.

By-product	A secondary metal or mineral product recovered in the milling process.

C

Channel sample	A sample composed of pieces of vein or mineral deposit that have been cut out of a small trench or channel, usually about 10 cm wide and 2 cm deep.

Chip sample	A method of sampling a rock exposure whereby a regular series of small chips of rock is broken off along a line across the face.

CIM Standards	The CIM Definition Standards on Mineral Resources and Mineral Reserves adopted by CIM Council from time to time. The most recent update adopted by the CIM Council is effective as of May 10, 2014.

CIM	The Canadian Institute of Mining, Metallurgy and Petroleum.

Concentrate	A fine, powdery product of the milling process containing a high percentage of valuable metal.

Contact	A geological term used to describe the line or plane along which two different rock formations meet.

Core	The long cylindrical piece of rock, about an inch in diameter, brought to surface by diamond drilling.

Core sample	One or several pieces of whole or split parts of core selected as a sample for analysis or assay.

Cross-cut	A horizontal opening driven from a shaft and (or near) right angles to the strike of a vein or other orebody. The term is also used to signify that a drill hole is crossing the mineralization at or near right angles to it.

Cut-off grade	The lowest grade of mineralized rock that qualifies as ore grade in a given deposit, and is also used as the lowest grade below which the mineralized rock currently cannot be profitably exploited. Cut-off grades vary between deposits depending upon the amenability of ore to gold extraction and upon costs of production.

D

Dacite	The extrusive (volcanic) equivalent of quartz diorite.

Deposit	An informal term for an accumulation of mineralization or other valuable earth material of any origin.

Development drilling
Drilling to establish accurate estimates of mineral resources or reserves usually in an operating mine or advanced project.
Dilution	Rock that is, by necessity, removed along with the ore in the mining process, subsequently lowering the grade of the ore.

Diorite	An intrusive igneous rock composed chiefly of sodic plagioclase, hornblende, biotite or pyroxene.

Dip	The angle at which a vein, structure or rock bed is inclined from the horizontal as measured at right angles to the strike.

Doré

A semi refined alloy containing sufficient precious metal to make recovery profitable. Crude precious metal bars, ingots or comparable masses produced at a mine which are then sold or shipped to a refinery for further processing.

E

Epithermal	Hydrothermal mineral deposit formed within one kilometre of the earth’s surface, in the temperature range of 50 to 200°C.

Epithermal deposit
A mineral deposit consisting of veins and replacement bodies, usually in volcanic or sedimentary rocks, containing precious metals or, more rarely, base metals.

Exploration	Prospecting, sampling, mapping, diamond drilling and other work involved in searching for ore.

F

Face	The end of a drift, cross-cut or stope in which work is taking place.

Fault	A break in the Earth's crust caused by tectonic forces which have moved the rock on one side with respect to the other.

Flotation	A milling process in which valuable mineral particles are induced to become attached to bubbles and float as others sink.

Fold	Any bending or wrinkling of rock strata.

Footwall	The rock on the underside of a vein or mineralized structure or deposit.

Fracture

A break in the rock, the opening of which allows mineral-bearing solutions to enter. A "cross-fracture" is a minor break extending at more-or-less right angles to the direction of the principal fractures.

G

g/t	Abbreviation for gram(s) per metric tonne.

Galena	Lead sulphide, the most common ore mineral of lead.

g/t	Abbreviation for gram(s) per tonne.

Grade

Term used to indicate the concentration of an economically desirable mineral or element in its host rock as a function of its relative mass. With gold, this term may be expressed as grams per tonne (g/t) or ounces per tonne (opt).

Gram	One gram is equal to 0.0321507 troy ounces.

H

Hanging wall	The rock on the upper side of a vein or mineral deposit.

Heap Leaching

A process used for the recovery of copper, uranium, and precious metals from weathered low-grade ore. The crushed material is laid on a slightly sloping, impervious pad and uniformly leached by the percolation of the leach liquor trickling through the beds by gravity to ponds. The metals are recovered by conventional methods from the solution.

High grade	Rich mineralization or ore. As a verb, it refers to selective mining of the best ore in a deposit.

Host rock	The rock surrounding an ore deposit.

Hydrothermal	Processes associated with heated or superheated water, especially mineralization or alteration.

I

Indicated Mineral Resource
An Indicated Mineral Resource is that part of a Mineral Resource for which quantity, grade or quality, densities, shape and physical characteristics are estimated with sufficient confidence to allow the application of Modifying Factors in sufficient detail to support mine planning and evaluation of the economic viability of the deposit. Geological evidence is derived from adequately detailed and reliable exploration, sampling and testing and is sufficient to assume geological and grade or quality continuity between points of observation. An Indicated Mineral Resource has a lower level of confidence than that applying to a Measured Mineral Resource and may only be converted to a Probable Mineral Reserve.
Inferred Mineral Resource
An Inferred Mineral Resource is that part of a Mineral Resource for which quantity and grade or quality are estimated on the basis of limited geological evidence and sampling. Geological evidence is sufficient to imply but not verify geological and grade or quality continuity. An Inferred Mineral Resource has a lower level of confidence than that applying to an Indicated Mineral Resource and must not be converted to a Mineral Reserve. It is reasonably expected that the majority of Inferred Mineral Resources could be upgraded to Indicated Mineral Resources with continued exploration.

Intrusive	A body of igneous rock formed by the consolidation of magma intruded into other

K

km	Abbreviation for kilometre(s). One kilometre is equal to 0.62 miles.

L

The separation, selective removal or dissolving-out of soluble constituents from a rock or ore body by the natural actions of percolating solutions.

Level	The horizontal openings on a working horizon in a mine; it is customary to work mines from a shaft, establishing levels at regular intervals, generally about 50 m or more apart.

Limestone	A bedded, sedimentary deposit consisting chiefly of calcium carbonate.

M

m	Abbreviation for metre(s). One metre is equal to 3.28 feet.

Marble	A metamorphic rock derived from the recrystallization of limestone under intense heat and pressure.
Measured Mineral Resource

A Measured Mineral Resource is that part of a Mineral Resource for which quantity, grade or quality, densities, shape, and physical characteristics are estimated with confidence sufficient to allow the application of Modifying Factors to support detailed mine planning and final evaluation of the economic viability of the deposit. Geological evidence is derived from detailed and reliable exploration, sampling and testing and is sufficient to confirm geological and grade or quality continuity between points of observation. A Measured Mineral Resource has a higher level of confidence than that applying to either an Indicated Mineral Resource or an Inferred Mineral Resource. It may be converted to a Proven Mineral Reserve or to a Probable Mineral Reserve.

Metallurgy	The science and art of separating metals and metallic minerals from their ores by mechanical and chemical processes.

Metamorphic	Affected by physical, chemical, and structural processes imposed by depth in the earth’s crust.

Mill	A plant in which ore is treated and metals are recovered or prepared for smelting; also a revolving drum used for the grinding of ores in preparation for treatment.

Mine	An excavation beneath the surface of the ground from which mineral matter of value is extracted.

Mineral	A naturally occurring homogeneous substance having definite physical properties and chemical composition and, if formed under favourable conditions, a definite crystal form.

Mineral Claim

That portion of public mineral lands which a party has staked or marked out in accordance with federal or state mining laws to acquire the right to explore for and exploit the minerals under the surface.

Mineralization	The process or processes by which mineral or minerals are introduced into a rock, resulting in a valuable or potentially valuable deposit.

Mineral Resource

A Mineral Resource is a concentration or occurrence of solid material of economic interest in or on the Earth’s crust in such form, grade or quality and quantity that there are reasonable prospects for eventual economic extraction. The location, quantity, grade or quality, continuity and other geological characteristics of a Mineral Resource are known, estimated or interpreted from specific geological evidence and knowledge, including sampling. Material of economic interest refers to diamonds, natural solid inorganic material, or natural solid fossilized organic material including base and precious metals, coal, and industrial minerals. The term mineral resource used in this report is a Canadian mining term as defined in accordance with NI 43-101 – Standards of Disclosure for Mineral Projects under the guidelines set out in the Canadian Institute of Mining, Metallurgy and Petroleum (the CIM), Standards on Mineral Resource and Mineral Reserves Definitions and guidelines adopted by the CIM Council on December 11, 2005 and recently updated as of May 10, 2014 (the CIM Standards).

Mineral Reserve

A Mineral Reserve is the economically mineable part of a Measured and/or Indicated Mineral Resource. It includes diluting materials and allowances for losses, which may occur when the material is mined or extracted and is defined by studies at Pre-Feasibility or Feasibility level as appropriate that include application of Modifying Factors. Such studies demonstrate that, at the time of reporting, extraction could reasonably be justified. The reference point at which Mineral Reserves are defined, usually the point where the ore is delivered to the processing plant, must be stated. It is important that, in all situations where the reference point is different, such as for a saleable product, a clarifying statement is included to ensure that the reader is fully informed as to what is being reported. The public disclosure of a Mineral Reserve must be demonstrated by a Pre-Feasibility Study or Feasibility Study.

N

Net Smelter Return

A payment made by a producer of metals based on the value of the gross metal production from the property, less deduction of certain limited costs including smelting, refining, transportation and insurance costs.

NI 43-101

National Instrument 43-101 is a national instrument for the Standards of Disclosure for Mineral Projects within Canada. The Instrument is a codified set of rules and guidelines for reporting and displaying information related to mineral properties owned by, or explored by, companies which report these results on stock exchanges within Canada. This includes foreign-owned mining entities who trade on stock exchanges overseen by the Canadian Securities Administrators (CSA), even if they only trade on Over The Counter (OTC) derivatives or other instrumented securities. The NI 43-101 rules and guidelines were updated as of June 30, 2011.

O

Open Pit/Cut

A form of mining operation designed toextract mineralsthat lie near the surface. Waste or overburden is first removed, and the mineral is broken and loaded for processing. The mining of metalliferous ores by surface- mining methods is commonly designated as open-pit mining as distinguished from strip mining of coal and the quarrying of other non- metallic materials, such as limestone and building stone.

Outcrop	An exposure of rock or mineral deposit that can be seen on surface, that is, not covered by soil or water.

Oxidation	A chemical reaction caused by exposure to oxygen that results in a change in the chemical composition of a mineral.

Ounce	A measure of weight in gold and other precious metals, correctly troy ounces, which weigh 31.2 grams as distinct from an imperial ounce which weigh 28.4 grams.

oz	Abbreviation for ounce.

P

Plant

A building or group of buildings in which a process or function is carried out; at a mine site it will include warehouses, hoisting equipment, compressors, maintenance shops, offices and the mill or concentrator.

Probable Reserve

A Probable Mineral Reserve is the economically mineable part of an Indicated, and in some circumstances, a Measured Mineral Resource. The confidence in the Modifying Factors applying to a Probable Mineral Reserve is lower than that applying to a Proven Mineral Reserve.

Proven Reserve
A Proven Mineral Reserve is the economically mineable part of a Measured Mineral Resource.

Pyrite	A Proven Mineral Reserve implies a high degree of confidence in the Modifying Factors. A common, pale-bronze or brass-yellow, mineral composed of iron and sulphur. Pyrite has a brilliant metallic luster and has been mistaken for gold. Pyrite is the most wide-spread and abundant of the sulfide minerals and occurs in all kinds of rocks.

Q

Qualified Person

Conforms to that definition under NI 43-101 for an individual: (a) to be an engineer or geoscientist with a university degree, or equivalent accreditation, in an area of geoscience, or engineering, related to mineral exploration or mining; (b) has at least five years' experience in mineral exploration, mine development or operation or mineral project assessment, or any combination of these, that is relevant to his or her professional degree or area of practice; (c) to have experience relevant to the subject matter of the mineral project and the technical report; (d) is in good standing with a professional association; and (e) in the case of a professional association in a foreign jurisdiction, has a membership designation that (i) requires attainment of a position of responsibility in their profession that requires the exercise of independent judgement; and (ii) requires (A.) a favourable confidential peer evaluation of nthe individual’s character, professional judgement, experience, and ethical fitness; or (B.) a recommendation for membership by at least two peers, and demonstrated prominence or expertise in the field of mineral exploration or mining.

R

Reclamation	The restoration of a site after mining or exploration activity is completed.

S

Shoot	A concentration of mineral values; that part of a vein or zone carrying values of ore grade.

Skarn	Name for the metamorphic rocks surrounding an igneous intrusive where it comes in contact with a limestone or dolostone formation.

Stockpile	Broken ore heaped on surface, pending treatment or shipment.

Strike	The direction, or bearing from true north, of a vein or rock formation measure on a horizontal surface.

Stringer	A narrow vein or irregular filament of a mineral or minerals traversing a rock mass.

Sulphides	A group of minerals which contains sulphur and other metallic elements such as copper and zinc. Gold and silver are usually associated with sulphide enrichment in mineral deposits.

T

Timmins	Timmins Goldcorp Mexico, S.A. de C.V., including, unless the context otherwise requires, the Company's subsidiaries. Timmins is the wholly owned Mexican subsidiary of Timmins Gold Corp.

TMM	Timmins Gold Corp., including, unless the context otherwise requires, the Company's subsidiaries.

Tonne	A metric ton of 1,000 kilograms (2,205 pounds).

V

Vein	A fissure, fault or crack in a rock filled by minerals that have travelled upwards from some deep source.

W

Wall rocks	Rock units on either side of an orebody. The hanging wall and footwall rocks of a mineral deposit or orebody.

Waste	Unmineralized, or sometimes mineralized, rock that is not minable at a profit.

Working(s)	May be a shaft, quarry, level, open-cut, open pit, or stope etc. Usually noted in the plural.

Z

Zone	An area of distinct mineralization.

APPENDIX 2

OFFICIAL TAX AS PUBLISHED IN THE DIARIO OFICIAL DE LA FEDERACION (DOF) AS OF JANUARY 28, 2016

Nota: El Indice Nacional de Precios al Consumidor y las tasas de recargos (Mora), puede consultarlos en la siguiente dirección electrónica.

www.sat.gob.mx

Asimismo, también encontrará información en el sitio de Internet de la Dirección General de Regulación Minera:

www.siam.economia.gob.mx

En dicho sitio web podrá darse de alta para disfrutar de los beneficios de acceder a su estado de cuenta en línea. Le pedimos leer atentamente los términos y condiciones.

IMPORTANTE:

Se presenta **una hoja de ayuda por cada periodo** (es decir, por un solo semestre, Enero a Junio o bien, Julio a Diciembre), evite realizar pagos anuales.

Al momento de efectuar su pago en ventanilla bancaria o vía internet **verifique** que la **clave de referencia, cadena de la dependencia, periodo y ejercicio fiscal** (año) **sean los correctos**, de lo contrario no firme o imprima el recibo bancario. Los bancos pueden hacer correcciones el mismo día. Se le informa que en caso de errores u omisiones, **en cualquiera de estos rubros, trae como consecuencia que no se pueda capturar su pago incorrecto** por lo que deberá efectuar el pago **nuevamente** de manera correcta y posteriormente iniciar el tramite administrativo de devolución del pago efectuado de manera errónea.

SE

Directora General de Regulación Minera

Lic. Claudia Yolanda Ibarra Palafox.

Director de Revisión de Obligaciones

Lic. Erick Hernández Durán

Atención en las oficinas:
Acueducto # 4 Esq. Calle 14 Bis
Col. Reforma Social
C.P. 11650, México, D. F.

UNICAMENTE PREVIA CITA

CITAS:

claudia.ojeda@economia.gob.mx

elizabeth.ojeda@economia.gob.mx

Teléfonos de conmutadores:

52296100 y 57299100

Extensiones 46046 y 46049

Dudas y aclaraciones acerca del SIAM

Directora de Control Documental

Lic. Ana Laura Galindo Vera

Extensión 46103

DIRECCIÓN GENERAL DE REGULACIÓN MINERA

SE

PAGO DE DERECHOS SOBRE MINERÍA

- Cómo calcularlos
- Cómo pagarlos

MÉXICO

GOBIERNO DE LA REPÚBLICA

Sr. Concesionario Minero:

La Ley Minera especifica en el Artículo 27, fracción II, como una obligación del titular de una concesión minera el

"Pagar los derechos sobre Minería que establece la ley de la materia".

La ley de la materia en este caso la constituye la Ley Federal de Derechos, la cual en sus artículos 262 y 263 establece también esta obligación y señala las cuotas a aplicarse a las concesiones mineras de acuerdo a su vigencia.

"Corresponde a los contribuyentes la determinación de las contribuciones a su cargo", como lo establece el Artículo 6° del Código Fiscal de la Federación; por lo que, es obligación del titular calcular los derechos de su concesión , así como también hacer los pagos correctamente.

PAGUE A TIEMPO.

Los pagos deben hacerse semestralmente, durante los meses de **enero** (Primer Semestre) y **julio** (Segundo Semestre).

CÁLCULO DEL PAGO:

En primer lugar, identifique la edad o antigüedad de la concesión para saber la tarifa aplicable en el semestre que desee pagar.

Posteriormente se multiplican las hectáreas de la concesión por la cuota correspondiente, obteniendo el crédito fiscal.

Has. x Cuota = Crédito fiscal

PAGO EXTEMPORÁNEO

Cuando no se pagan las contribuciones en el plazo establecido en las disposiciones fiscales, deben pagar Recargo y Actualización.

Cuotas de Derechos sobre Minería

SEMESTRE A PAGAR	ANTIGÜEDAD DE LA CONCESIÓN					
	PRIMER Y SEGUNDO AÑO	TERCER Y CUARTO AÑO	QUINTO Y SEXTO AÑO	SEPTIMO Y OCTAVO AÑO	NOVENO Y DÉCIMO AÑO	A PARTIR DEL UNDÉCIMO AÑO
1/2010	$5.08	$7.60	$15.72	$31.62	$63.22	$111.27
2/2010	$5.08	$7.60	$15.72	$31.62	$63.22	$111.27
1/2011	$5.08	$7.60	$15.72	$31.62	$63.22	$111.27
2/2011	$5.08	$7.60	$15.72	$31.62	$63.22	$111.27
1/2012	$5.70	$8.52	$17.62	$35.45	$70.88	$124.74
2/2012	$5.70	$8.52	$17.62	$35.45	$70.88	$124.74
1/2013	$5.70	$8.52	$17.62	$35.45	$70.88	$124.74
2/2013	$5.70	$8.52	$17.62	$35.45	$70.88	$124.74
1/2014	$6.91	$8.83	$18.26	$36.73	$72.44	$129.24
2/2014	$6.91	$8.83	$18.26	$36.73	$72.44	$129.24
1/2015	$4.41	$9.58	$19.81	$39.85	$79.68	$140.23
2/2015	$4.41	$9.58	$19.81	$39.85	$79.68	$140.23
1/2016	$ 4.55	$ 9.79	$ 20.25	$ 40.73	$ 81.44	$143.33
2/2016	$ 4.55	$ 9.79	$ 20.25	$ 40.73	$ 81.44	$143.33

COMO CALCULAR LA PARTE ACTUALIZADA

La cantidad resultante del cálculo anterior debe multiplicarlo por el factor de Actualización.

Crédito fiscal x factor de actualización = Crédito fiscal actualizado

El factor de Actualización se obtiene dividiendo el INPC del mes anterior a aquel en que haga el pago entre el INPC del mes anterior al que debió pagar.

FACTOR DE ACTUALIZACIÓN= INPC del mes anterior al que se realiza el pago entre el INPC del mes anterior al que debió efectuarse el pago.

COMO CALCULAR LOS RECARGOS

La cantidad actualizada se multiplica por el porcentaje de recargos por mora acumulados en el periodo.

Crédito fiscal actualizado x porcentaje de recargos = Recargos

Para obtener este porcentaje sume las tasas de recargos de cada uno de los meses, desde el mes siguiente a aquel en que debió pagar hasta el mes en que haga el pago.

IMPORTE TOTAL A PAGAR

Sume la cantidad actualizada más la cantidad a pagar por recargos

FORMA DE PAGO

El pago se efectúa en cualquier Banco del País ó en las oficinas recaudadoras del SAT mediante la hoja de ayuda, atendiendo a las instrucciones de llenado. Dependencia, **10 Secretaría de Economía** a la clave de referencia **104001386** y cadena de la dependencia **10101386*XXXXXX*** colocando en lugar de las "X" el número de título de la concesión minera correspondiente. **La clave 104001395 ya no es válida.**

Ejemplo: Título 234567 Cadena de Dependencia 10101386234567

www.siam.economia.gob.mx